PROSPECTUS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-176097

5,833,333 Shares

Chuy's Holdings, Inc.

Common Stock

We are offering 5,833,333 shares of our common stock. This is our initial public offering and, prior to this offering, there has been no public market for our common stock. The initial public offering price is $13.00 per share. We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol "CHUY."

Investing in our common stock involves a high degree of risk. Please read "Risk Factors" beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

	PER SHARE	TOTAL
Public Offering Price	$13.00	$75,833,329
Underwriting Discounts and Commissions	0.91	5,308,333
Proceeds to us, before expenses	12.09	70,524,996

Delivery of the shares of common stock is expected to be made on or about July 27, 2012. We have granted the underwriters an option for a period of 30 days to purchase an additional 874,999 shares of our common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $6,104,582 and the total proceeds to us, before expenses, will be $81,103,734.

Jefferies **Baird**

KeyBanc Capital Markets **Raymond James** **Stephens Inc.**

Prospectus dated July 23, 2012

Chuy's

Locations

Texas

Arlington
Austin (4)
College Station
Dallas
Denton
Fort Worth
Houston (3)
Humble
Katy
□lano (2
□ound □ock
San Antonio
Selma
Shenandoah
Tyler
Waco
Webster

Alabama

Birmingham

Florida

Gainesville

Georgia

Atlanta

Indiana

Clarksville

Kentucky

Bowling Green
Lexington
Louisville

Oklahoma

Norman
Tulsa

Tennessee

Cool Springs
Murfreesboro
Nashville (2)

Chuy's
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TEX MEX
PLATES
Chuy's
Chuy's
Chuy's

Enchiladas RECO

All enchiladas are rolled to order with your choice of Mexican rice

Add a crispy taco & guacai

Chuy's Special............
An authentic New Mexican hand-pulled chicken, cheese

Classic Tex-Mex........
Cheese & onion with Tex-M

Chicka-Chicka Bo
Freshly-roasted, hand-p roasted New Mexican

Veggie........................
Spinach, onions, zucchir cheese in homemade bl

Deluxe Chicken....
Freshly-roasted, hand-p

Southwestern ......
A New Mexican tradi chicken, cheese & Gr

CUSTOM ENCHIL
Seasoned ground sir

Fajitas Our pep

Your choice of beef, chic handmade flour tortillas, rice & refried beans

#1 Cor Chee taco,

#2 The Beef sear

#3 Ta Se

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Appetizers

Chile Con Queso.................... $ 5.89
Homemade blend of melted cheese, Green Chile sauce and Ranchero sauce

Queso Compuesto.................... $ 6.89
Chile con queso with seasoned ground sirloin, guacamole and pico de gallo

Guacamole.................... $ 5.69
A creamy blend of fresh avocados and Salsa Fresca

Nachos.................... $ 6.49
Freshly made tostada chips layered with refried beans, cheese & jalapeños with lettuce & tomato

Special Nachos.................... $ 7.49
Same as above with guacamole & pico de gallo

Panchos.................... $ 8.69
Special nachos with your choice of fajita chicken, fajita beef or seasoned ground sirloin

Quesadillas.................... $ 6.79
Handmade flour tortillas stuffed with cheese, green chiles & onion. Served with guacamole, sour cream & pico de gallo

Deluxe Quesadillas.................... $ 7.89
Same as above with fajita chicken

Appetizer Plate.................... $ 9.29
Chile con queso, nachos, deluxe quesadillas, chicken flautas, guacamole & sour cream

Salads & Soups

Taco Salad.................... $ 8.29
Homemade tortilla bowl with fresh, mixed salad greens, tomatoes, cheese, guacamole & your choice of fajita chicken, fajita beef or seasoned ground sirloin

Grilled Chicken Salad.................... $ 8.49
Fajita chicken, tomatoes & avocados on a bed of fresh, mixed salad greens

Mexi-Cobb Salad.................... $ 8.49
Fajita chicken, green chiles, cheese, avocados & tomatoes on a bed of fresh, mixed salad greens

Large Dinner Salad.................... $ 4.99
Tomatoes, cucumbers and fresh, mixed salad greens

Tortilla Soup small $ 3.99 large $ 6.89
Chuy's famous recipe. Homemade chicken broth with freshly-roasted, hand-pulled chicken, avocado, roasted corn, green chiles, tomatoes & cilantro, topped with cheese and tortilla strips

Tex-Mex Salad Combinations.................... $ 8.29
Large Dinner Salad with your choice of:
Enchilada / **Deluxe Quesadillas**
Mini Burrito / **Tortilla Soup**

Salad Dressings, made fresh daily:
Creamy Jalapeño, Honey Mustard, Cilantro Vinaigrette & Ranch

Chuy's Deluxe T-shirts – Our own super soft, 100% cotton shirts made famous on MTV, at the Olympics & around the world!

Famous "Big As Yo' Face" Burritos

A homemade, 12" flour tortilla stuffed with refried beans, cheese and your choice of the following. Served with your choice of sauce & your choice of Mexican rice or green chile rice.

Bean & Cheese.................... $ 7.89
Seasoned Ground Sirloin.................... $ 7.99
Fresh, Oven-Roasted Chicken.................... $ 8.99
Fajita Chicken or Fajita Beef.................... $ 9.29

Tacos

Served with your choice of Mexican rice or green chile rice & refried or charro beans.

Soft Tacos.................... $ 7.99
Handmade flour tortillas with lettuce, cheese, pico de gallo & guacamole
Guacamole **Fajita Chicken** **Seasoned Ground Sirloin**

Crispy Tacos.................... $ 7.99
Hand-formed corn tortillas filled with seasoned ground sirloin, lettuce, cheese & tomatoes

Tacos Al Carbon.................... $ 9.59
Freshly made flour tortillas filled with fajita chicken or beef, grilled onions and green chiles

Baja Tacos.................... $ 8.79
Freshly made flour tortillas with your choice of lightly battered and fried fish or shrimp, cilantro, red cabbage and Creamy Jalapeño

House Specialties

Served with your choice of Mexican rice or green chile rice & refried or charro beans.

Chile Rellenos
An authentic New Mexican favorite. A fresh Anaheim pepper, fire-roasted and filled with your choice of the following. Battered and fried to perfection. Drizzled with sour cream.

Cheese with Ranchero sauce.................... $ 8.99
Seasoned Ground Sirloin with Ranchero sauce.... $ 9.29
Fresh, Oven-Roasted Chicken & Cheese with Deluxe Tomatillo sauce.................... $ 9.49
Shrimp & Cheese with Deluxe Tomatillo sauce ... $ 9.49

Chuychanga.................... $ 8.99
A fried flour tortilla filled with fresh, oven-roasted chicken, cheese, cilantro & green chiles, garnished with sour cream & your choice of sauce

Steak Burrito.................... $ 9.49
A handmade, 12" flour tortilla stuffed with sliced grilled steak & cheese, topped with spicy Hatch Green Chile sauce. Served with green chile rice & charro beans

Chicken Flautas.................... $ 7.99
Homemade corn tortillas filled with freshly-roasted, hand-pulled chicken, rolled, fried and drizzled with our smoky, red chipotle sauce. Served with guacamole and sour cream

Elvis Green Chile Fried Chicken.................... $ 8.99
A Chuy's original. A tender chicken breast breaded with Lay's® potato chips, deep fried and smothered in Green Chile sauce and cheddar cheese. Served with green chile rice and refried beans

© Chuy's Opco, Inc. 1993-2012

Denotes meatless plates

15% gratuity added to p...

www.chuys.com

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MEXICAN FOOD
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You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

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Basis of Presentation

We operate on a 52- or 53-week fiscal year that ends on the last Sunday of the calendar year. Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks. Our 2009, 2010 and 2011 fiscal years each consisted of 52 weeks. Our 2012 fiscal year will consist of 53 weeks. Fiscal years are identified in this prospectus according to the calendar year in which the fiscal year ends. For example, references to “2011,” “fiscal 2011,” “fiscal year 2011” or similar references refer to the fiscal year ending December 25, 2011.

References to comparable restaurants in this prospectus include restaurants operating in and following the first full quarter following the 18th month of operations. As of March 27, 2011 and March 25, 2012, we had 14 and 18 comparable restaurants, respectively.

The information presented in this prospectus is based on (1) an initial public offering price of $13.00 per share of common stock, and (2) the assumption that the underwriters will not exercise their overallotment option. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.

Unless otherwise specified or the context otherwise requires, the references in this prospectus to “our company,” “the Company,” “us,” “we” and “our” refer to Chuy’s Holdings, Inc. together with its subsidiaries.

Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Chuy’s Holdings, Inc. and its wholly owned subsidiaries.

Reverse Stock Split

In connection with this offering, on July 11, 2012, we amended our certificate of incorporation to effect a 2.7585470602469:1 reverse stock split of our common stock, series A preferred stock, series B preferred stock and series X preferred stock. Concurrent with the reverse stock split, we adjusted the number of shares subject to, and the exercise price of, our outstanding stock option awards under the Amended and Restated 2006 Stock Option Plan such that the holders of the options are in the same economic position both before and after the reverse stock split. Immediately prior to this offering, we amended and restated our certificate of incorporation to convert each outstanding share of our series A preferred stock, series B preferred stock and series X preferred stock into our common stock on a 1:1 basis. Unless otherwise indicated, all share data gives effect to the reverse stock split and the adjustment of the terms of our outstanding options. Except for pro forma data and as otherwise indicated, financial data does not give effect to the conversion of our preferred stock in connection with this offering.

Industry and Market Data

This prospectus includes industry and market data that we derived from internal company records, publicly available information and industry publications and surveys, such as reports from KNAPP-TRACK, the National Restaurant Association and Technomic, Inc. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We believe this data is accurate in all material respects as of the date of this prospectus. You should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

KNAPP-TRACK is a monthly sales and guest count tracking service for the full service restaurant industry in the United States, which tracks over 10,400 restaurants with over $32.1 billion in total sales. Each monthly KNAPP-TRACK report aggregates the change in comparable restaurant sales and guest counts compared to the same month in the preceding year from the competitive set of participants in the full service restaurant industry. We and other restaurants use the data included in the monthly KNAPP-TRACK report as one way of benchmarking our performance.

Trademarks and Copyrights

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the trademarks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks and trade names.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common shares. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

Business Overview

Chuy’s is a fast-growing, full-service restaurant concept offering a distinct menu of authentic, freshly-prepared Mexican and Tex Mex inspired food. We were founded in Austin, Texas in 1982 by Mike Young and John Zapp and, as of March 25, 2012, we operated 32 Chuy’s restaurants across Texas, Tennessee, Kentucky, Alabama, Indiana, Georgia and Oklahoma with an average unit volume of $5.0 million for our 18 comparable restaurants for the twelve months ended March 25, 2012. Our restaurants have a common décor, but we believe each location is unique in format, offering an “unchained” look and feel, as expressed by our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” We believe our restaurants have an upbeat, funky, eclectic, somewhat irreverent atmosphere while still maintaining a family-friendly environment. We are committed to providing value to our customers through offering generous portions of made-from-scratch, flavorful Mexican and Tex Mex inspired dishes. We believe our employees are a key element of our culture and set the tone for a fun, family-friendly atmosphere with attentive service.

We have grown the total number of Chuy’s restaurants from eight locations as of December 30, 2007 to 32 locations as of March 25, 2012, representing a compound annual growth rate of 38.6%. We have opened five restaurants year-to-date in 2012, and plan to open an additional two to three restaurants by the end of the year. From fiscal year 2007 to the twelve months ended March 25, 2012, our annual revenue increased from $42.1 million to $138.9 million and our Adjusted EBITDA increased from $5.7 million to $20.6 million, representing compounded annual growth rates of 32.4% and 35.3%, respectively. Over the same period, our net income (loss) increased from ($0.9 million) to $2.6 million. For fiscal year 2011, our net income was $3.5 million and for the thirteen weeks ended March 25, 2012, our net income was $0.4 million. For a reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see footnote 6 to “—Summary Historical Financial and Operating Data.” For additional information about our annual revenue and Adjusted EBITDA growth, see “Business—Business Overview.” Our change in comparable restaurant sales has outperformed the KNAPP-TRACK™ index of casual dining restaurants for each of the last five years. In our most recent quarterly period ended March 25, 2012, comparable restaurant sales increased 2.6% over the same period from the prior year. We believe the broad appeal of the Chuy’s concept, historical unit economics and flexible real estate strategy enhance the portability of our concept and provide us opportunity for continued expansion.

We offer the same core menu during lunch and dinner, which was created using recipes from families and friends of our founders, and includes enchiladas, fajitas, tacos, burritos, combination platters and daily specials, complemented by a variety of appetizers, soups and salads. Each of our restaurants also offers a variety of homemade sauces made from scratch daily in every restaurant, including the signature Hatch green chile and creamy jalapeño sauces, all of which provide our customers with an added ability to customize their orders. Our menu offers considerable value to our customers, with only three out of 49 menu items priced over $10.00. We also offer a full-service bar in all of our restaurants providing our customers a wide variety of beverage offerings, featuring a selection of specialty cocktails including our signature on-the-rocks margaritas made with fresh, hand-squeezed lime juice and the Texas Martini, a made-to-order, hand-shaken cocktail served with jalapeño-stuffed olives. For the twelve months ended March 25, 2012, alcoholic beverages constituted 19.5% of our total restaurant sales.

While the layout in each of our restaurants varies, we maintain distinguishable elements across our locations, including hand-carved, hand-painted wooden fish imported from Mexico, a variety of vibrant Mexican folk art, a “Nacho Car” that provides complimentary chips, salsa and chile con queso in the trunk of a classic car, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile and festive metal palm trees. Our restaurants range in size from 5,300 to 12,500 square feet, with seating for approximately 225 to 400 customers. Nearly all of our restaurants feature outdoor patios. We design our restaurants to have flexible seating arrangements that allow us to cater to families and parties of all sizes. Our brand strategy of having an “unchained” look and feel allows our restaurants to establish their own identity and provides us with a flexible real estate model, which includes ground-up prototypes and conversions of existing structures. Our restaurants are open for lunch and dinner seven days a week, serving approximately 7,500 customers per location per week or 400,000 customers per location per year, on average.

Our Business Strengths

Over our 30-year operating history, we have developed and refined the following strengths:

Fresh, Authentic Mexican and Tex Mex Inspired Cuisine. Our goal is to provide unique, authentic Mexican and Tex Mex inspired food using only the freshest ingredients. We believe we serve authentic Mexican and Tex Mex inspired food based on our recipes, ingredients, cooking techniques and food pairings, which originated from our founders’ friends and families from Mexico, New Mexico and Texas. Every day in each restaurant, we roast and hand pull whole chickens, hand roll fresh tortillas, squeeze fresh lime juice, prepare fresh guacamole from whole avocados and make all nine to eleven of our homemade sauces using high-quality ingredients. We believe this commitment to made-from-scratch, freshly prepared cooking results in great tasting, high-quality food, a sense of pride among our restaurant employees and loyalty among our customers. We believe our commitment to serving high-quality food is also evidenced by us serving only Choice quality beef and fresh ingredients. We believe our servers and kitchen staff are highly proficient in executing the core menu and capable of satisfying large quantities of custom orders, as the majority of our orders are customized.

Considerable Dining Value with Broad Customer Appeal. We are committed to providing value to our customers through offering generous portions of flavorful Mexican and Tex Mex inspired dishes using fresh, high-quality ingredients. We believe our menu offers a considerable value proposition to our customers, with only three out of our 49 menu items priced over $10.00. Further highlighting our value proposition, for the twelve months ended March 25, 2012, our average check was $12.99. Although our core demographic is ages 21 to 44, we believe our restaurants appeal to a broad spectrum of customers and will continue to benefit from trends in consumers’ preferences. We believe consumers are craving bold, spicy and flavorful foods, like those featured in our core offering, and there is increasing demand for fresh, authentic Mexican and Tex Mex inspired food combined with a fun and festive dining experience. We believe we are also an attractive venue for families and other large parties, and consider many of our restaurants to be destination locations, drawing customers from as far as 30 miles away.

Upbeat Atmosphere Coupled with Irreverent Brand Helps Differentiate Concept. As stated in our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” each of our restaurants is uniquely designed. However, most share a few common elements – hand-carved, hand-painted wooden fish, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile, palm trees crafted from scrap metal and a variety of colorful Mexican folk art, most of which is imported from Mexico. Additionally, virtually all restaurants feature a complimentary self-serve “Nacho Car,” a hollowed-out, customized classic car trunk filled with fresh chips, salsa and chile con queso. We believe these signature elements, combined with attentive service from our friendly and energetic employees, create an upbeat ambience with a funky, eclectic and somewhat irreverent atmosphere. Our restaurants feature a fun and energetic mix of rock and roll rather than traditional Mexican-style music. Many of our restaurants have added unique, local elements such as a special wall of photos featuring customers with their friends, families and dogs, which we believe have allowed our customers to develop a strong sense of pride and ownership in their local Chuy’s.

Deep Rooted and Inspiring Company Culture. We believe the Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and restaurant experience. Since our founding in 1982, we believe we have developed close personal relationships with our customers, employees and vendors. We emphasize a fun, passionate and authentic culture and support active social responsibility and involvement in local communities. We believe our employees and customers share a unique energy and passion for our concept. We are proud of our annual employee turnover rate at comparable restaurants, which as of March 25, 2012, was 19.8% for managers and 69.3% for hourly employees, and our goal of promoting 40% of restaurant-level managers from within, as well as our solid base of repeat customers.

In order to retain our unique culture as we grow, we devote substantial resources to identifying, selecting and training our restaurant-level employees. We typically have ten in-store trainers at each existing location who provide both front- and back-of-the-house training on site. We also have an approximately 20-week training program for all of our restaurant managers, which consists of an average of 11 weeks of restaurant training and eight to nine weeks of “cultural” training, in which managers observe our established restaurants’ operations and customer interactions. We believe our focus on cultural training is a core aspect of our company and reinforces our commitment to the Chuy’s brand identity. In conjunction with our training activities, we hold “Culture Clubs” four or more times per year, as a means to fully impart the Chuy’s story through personal appearances by our founders Mike Young and John Zapp.

Flexible Business Model with Industry Leading Unit Economics. We have a long standing track record of consistently producing high average unit volumes relative to competing Mexican concepts, as well as established casual dining restaurants. For the twelve months ended March 25, 2012, our comparable restaurants generated average unit volumes of $5.0 million, with our highest volume restaurant generating $7.7 million and our lowest volume restaurant generating $3.7 million. We maintain strong Restaurant-Level EBITDA margins at our comparable restaurants, which for the twelve months ended March 25, 2012 represented 21.2% of revenues. For a reconciliation of Restaurant-Level EBITDA, a non-GAAP term, to net income, see footnote 6 to “—Summary Historical Financial and Operating Data.” We have opened and operated restaurants in Texas, the Southeast and the Midwest and achieved attractive rates of return on our invested capital, providing a strong foundation for expansion in both new and existing markets. Under our investment model, our new restaurant openings have historically required a net cash investment of approximately $1.7 million. For our new unit openings, we estimate that each ground-up buildout of our prototype will require a total cash investment of $1.7 million to $2.5 million (net of estimated tenant incentives of between zero and $0.8 million). We estimate that each conversion will require a total cash investment of $2.0 million to $2.2 million. We target a cash-on-cash return beginning in the third operating year of 40.0%, and a sales to investment ratio of 2:1 for our new restaurants. On average, returns on new units opened since 2001 have exceeded these target returns in the second year of operations.

Experienced Management Team. We are led by a management team with significant operational experience. Our senior management team has an average of approximately 29 years of restaurant industry experience and our 32 general managers, as of March 25, 2012, have an average tenure at Chuy’s of more than seven years. In 2007, we hired our CEO and President, Steve Hislop. Mr. Hislop is the former President of O’Charley’s Restaurants, where he spent 19 years performing a variety of functions, including serving as Concept President and a member of the board of directors, and helped grow the business from 12 restaurants to a multi-concept company with 347 restaurants during his tenure. Since Mr. Hislop’s arrival in 2007, we have opened 24 new restaurants, as of March 25, 2012, and entered six new states.

Our Business Strategies

Pursue New Restaurant Development. We plan to open new restaurants in both established and adjacent markets across Texas, the Southeast and the Midwest where we believe we can achieve high unit volumes and attractive unit level returns. We believe the broad appeal of the Chuy’s concept, historical unit economics and flexible real estate strategy provide us opportunity for continued expansion. Our new restaurant development will consist primarily of conversions of existing structures, with ground up construction of our prototype in select locations. We have grown our restaurant base through a challenging economic environment. In 2009, we opened five new restaurants, including our first restaurant outside of Texas in Nashville, Tennessee, as well as our first small market restaurant in Waco, Texas. In 2010, we opened six new restaurants including three locations outside of Texas: Murfreesboro, Tennessee; Birmingham, Alabama; and Louisville, Kentucky. In 2011, we opened eight new restaurants, including our first restaurants in Indiana and Georgia. Each of these restaurants opened at high unit volumes with attractive returns. Our restaurants opened since 2001 that have been in operations for more than two years have generated average cash-on-cash returns of greater than 40.0% in the second year of operations. We have opened five restaurants year-to-date in 2012, including our first restaurants in Oklahoma and Florida, and plan to open an additional two to three restaurants by the end of the year. From January 1, 2012 through the end of 2016, we expect to open a total of 50 to 55 new restaurants.

Deliver Consistent Comparable Restaurant Sales Through Providing High-Quality Food and Service. We believe we will be able to generate comparable restaurant sales growth by consistently providing an attractive price/value proposition for our customers driven by freshly-prepared, high-quality food with excellent service in an upbeat atmosphere. Though the core menu will remain unchanged, we will continue to explore potential additions as well as limited time food and drink offerings. Additionally, we will continue to promote our brand and drive traffic through local marketing efforts and charity events such as the Chuy’s Hot to Trot 5K and the Chuy’s Children Giving to Children Parade, as well as our line of eclectic t-shirts.

Additionally, we prioritize customer service in our restaurants, and will continue to invest significantly in ongoing training of our employees. We believe our training initiatives will help enhance customer satisfaction, minimize wait times and help us serve our customers more efficiently during peak periods, which we believe is particularly important at our restaurants that operate at or near capacity.

Leverage Our Infrastructure. In preparation for our new restaurant development plan, we have invested in our infrastructure, including both corporate and restaurant-level supervisory personnel, minimizing the need for significant additional investments to support our growth plan in the foreseeable future. Therefore, we believe that as the restaurant base grows, our general and administrative costs will increase at a slower growth rate than our revenue.

Our Challenges

Before you invest in our stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include, among others, the following:

■	our financial results depend significantly upon the success of our existing and new restaurants;

■	our long-term success is highly dependent on our ability to successfully identify new locations and develop and expand our operations;

■	damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business, financial condition and results of operations;

■	we are susceptible to economic and other trends and developments, including adverse weather conditions, in the local or regional areas in which our restaurants are located; and

■	changes in food availability and costs could adversely affect our operating results.

At March 25, 2012, we had $82.3 million of outstanding indebtedness, and after giving effect to this offering, we would have had $13.3 million of outstanding indebtedness. There is no guarantee that we will be successful in servicing our indebtedness while implementing aspects of our growth strategy, including with respect to the rate at which we open new restaurants or our ability to improve margins and increase earnings. See “Risk Factors” in this prospectus for risks associated with our ability to service our indebtedness and execute our growth strategy.

Refinancing Transactions

On May 24, 2011, we entered into a $67.5 million senior secured credit facility. All borrowings from our previous credit agreements were retired with the proceeds from this senior secured credit facility. We used the proceeds from the senior secured credit facility to, among other things, pay a special dividend totaling approximately $19.0 million on all outstanding shares of our common stock and preferred stock. We refer to the senior secured credit facility and related transactions as the “Refinancing Transactions.”

On March 21, 2012, we entered into an amendment to our senior secured credit facility to increase the available amount under the facility from $67.5 million to $92.5 million. In connection with the amendment, we borrowed an additional $25.0 million under the term A loan facility under our senior secured credit facility. We refer to the amendment to our senior secured credit facility as the “credit facility amendment.” We used the proceeds of the credit facility amendment to:

■

repurchase approximately $22.4 million of our common stock, series A preferred stock, series B preferred stock, and series X preferred stock on April 6, 2012, which we refer to as the “stock repurchase”;

■	pay a $2.0 million termination fee to terminate the advisory agreement with our Sponsor; and

■	pay approximately $0.6 million of transaction costs related to the credit facility amendment and the stock repurchase.

See “Description of Indebtedness” in this prospectus for more information regarding our Refinancing Transactions and the credit facility amendment and see “Certain Relationships and Related Party Transactions” for more information regarding the stock repurchase.

Termination of Advisory Agreement

On March 21, 2012, we paid a $2.0 million termination fee to terminate our advisory agreement with our Sponsor. We paid the termination fee from the additional $25.0 million of borrowings under our amended senior secured credit facility.

Stock Option Plan Amendment and Restatement and Grants

On April 6, 2012, we amended and restated the Chuy’s Holdings, Inc. 2006 Stock Option Plan to increase the number of shares available for issuance under the plan from 1,004,957 to 1,070,209. We refer to the plan, as amended and restated, as the “Amended and Restated 2006 Stock Option Plan.”

On April 10, 2012, we issued options to purchase up to 48,938 and 7,250 shares of common stock, to Jon Howie, our Chief Financial Officer, and Ira Zecher, a member of our board of directors, respectively, under the Amended and Restated 2006 Stock Option Plan. On the same date, we made our annual incentive equity grants to our employees, issuing options to purchase up to an aggregate of 7,609 shares of common stock. All options granted on April 10, 2012 have an exercise price of $13.54. The exercise price was equal to the fair value of our common stock determined by our board of directors at the date of grant and was equal to the price per share at which our stockholders sold their shares in the stock repurchase. Mr. Howie’s options will vest 20% on August 15, 2012, which date corresponds to the one year anniversary of his initial employment by us, and 20% on each of the next four anniversaries of the date of grant. Mr. Zecher’s options will vest 20% on June 21, 2012, which date corresponds to the one year anniversary of his initial date of service on our board, and 20% on each of the next four anniversaries of such date. The options granted to our employees, other than Mr. Howie, will vest 20% on January 1, 2013, and 20% on each of the next four anniversaries of the date of grant. We expect to amortize the fair value of these stock options at the date of grant on a straight line basis over the five-year vesting period applicable to the options beginning in the second thirteen weeks of 2012. We expect to incur stock compensation charges of $56,000 and $17,000 in the second and third thirteen weeks of 2012, respectively, as a result of the issuance of these options.

Our History

We were founded in Austin, Texas in 1982 by Michael Young and John Zapp. Our company was incorporated in Delaware in November 2006 in connection with the majority investment in our company by Goode Partners LLC, which we refer to as our Sponsor. In connection with our acquisition, our Sponsor acquired our predecessor entities, which include MY/ZP on Hwy 183, Ltd., a Texas limited partnership, MY/ZP of SA-281, Ltd., a Texas limited partnership, MY/ZP of Round Rock, Ltd., a Texas limited partnership, MY/ZP of Shenandoah, Ltd., a Texas limited partnership, MY/ZP Central Texas, Ltd., a Texas limited partnership, MY/ZP North Lamar, Ltd., a Texas limited partnership, MY/ZP on McKinney, Ltd., a Texas limited partnership, and MY/ZP of River Oaks, Ltd., a Texas limited partnership. As a result of the investment, Goode Chuy’s Holdings, LLC, an affiliate of Goode Partners LLC became our controlling stockholder.

Our Principal Stockholders

Upon the completion of this offering, Goode Chuy’s Holdings, LLC, our controlling stockholder, and its affiliates and MY/ZP Equity LP, which is controlled by our founders Mike Young and John Zapp, are expected to own approximately 52.5%, and 6.0%, respectively, of our outstanding common stock, or 49.6%, and 5.6%, respectively, if the underwriters’ option to purchase additional shares is fully exercised. Our controlling stockholder also has the right to vote an additional 1,340,791 shares of our common stock (after giving effect to the conversion of our preferred stock) under a voting agreement entered into among us, our controlling stockholder, MY/ZP Equity, LP and other stockholders. Upon completion of this offering, the group formed by the voting agreement is expected to have 59.9% of the voting rights of our outstanding common stock, or 56.6% if the underwriters’ option is exercised in full. As a result, our controlling stockholder and our founders will be able to exert significant voting influence over fundamental and significant corporate matters and transactions and may have interests that differ from yours. See “Risk Factors—Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control. Our founders may also continue to exert significant influence over us” and “Risk Factors—Conflicts of interest may arise because some of our directors are principals of our principal stockholders.”

Goode Partners LLC is a New York based private equity firm with a $225.0 million fund. They invest primarily in the consumer sector, specifically consumer brands and services, retail, restaurants and direct marketing/selling. Goode Partners LLC has no plans to provide additional funding to us and there is no guarantee that it ever will provide funding in the future.

Company Information

Our principal executive office is located at 1623 Toomey Road, Austin, Texas 78704 and our telephone number is 1-888-HEY-CHUY. Our website address is www.chuys.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

■	we may present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations, or MD&A;

■	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

■	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

■	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

THE OFFERING

Shares of common stock offered by us	5,833,333 shares.

Over-allotment option	We have granted the underwriters an option for a period of 30 days to purchase up to 874,999 additional shares of our common stock to cover overallotments.

Ownership after offering	Upon completion of this offering, our executive officers, directors and affiliated entities will beneficially own approximately 62.6% of our outstanding common stock (59.3% if the underwriters exercise in full their option to purchase additional shares from us), and will as a result have significant control over our affairs.

Common stock to be outstanding after this offering	15,043,428 shares after giving effect to the conversion of all series of our preferred stock (15,918,427 shares if the underwriters exercise in full their option to purchase additional shares from us).

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of $69.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an initial public offering price of $13.00 per share. We intend to use the net proceeds of this offering to repay outstanding borrowings under our senior secured credit facility.

See “Use of Proceeds.”

Dividend policy	We did not declare or pay any dividends on our common stock during fiscal years 2009 and 2010. We declared and paid a one-time dividend of $1.75 per share on shares of our common stock and our series A preferred stock, series B preferred stock and series X preferred stock during May 2011, totaling $19.0 million. See “Dividend Policy.”

We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. In addition, our senior secured credit facility restricts our ability to pay dividends. See “Description of Indebtedness.”

Nasdaq Global Select Market symbol	“CHUY”

Risk factors	Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before investing in our common stock.

Amended and Restated Certificate of Incorporation	Prior, and as a condition, to the completion of this offering, we will file an amended and restated certificate of incorporation with the Secretary of State of Delaware to increase our authorized capital stock to 60,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01. The amended and restated certificate of incorporation will become effective immediately prior to closing. We have obtained board and stockholder approval of our amended and restated certificate of incorporation.

After giving effect to our 2.7585470602469:1 reverse stock split, the adjustment of the terms of our outstanding option awards, the conversion of our series A preferred stock, our series B preferred stock and our series X preferred stock into common stock prior to this offering and the completion of our stock repurchase, the number of shares of our common stock to be outstanding after this offering is based on 15,043,428 shares of common stock outstanding as of July 11, 2012 and excludes 1,030,808 shares of our common stock, as adjusted in connection with our reverse stock split, issuable upon exercise of outstanding options under our Amended and Restated 2006 Stock Option Plan at a weighted average exercise price of $4.92 per share, as adjusted. See “Executive and Director Compensation—Executive Compensation—Amended and Restated 2006 Stock Option Plan.”

Unless otherwise noted, all information in this prospectus:

■	assumes that the underwriters do not exercise their over-allotment option; and

■

reflects (1) the amendment of our certificate of incorporation to give effect to a 2.7585470602469:1 reverse stock split of our outstanding common stock, series A preferred stock, series B preferred stock and series X preferred stock, and (2) the adjustment of the terms of our outstanding option awards to reflect the stock split.

Except for pro forma data and as otherwise indicated, financial data does not give effect to the amendment and restatement of our certificate of incorporation to convert all shares of our issued and outstanding series A preferred stock, series B preferred stock and series X preferred stock into 9,017,217 shares of common stock at a conversion ratio of 1:1 immediately prior to the consummation of this offering.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth, for the periods and dates indicated, our summary historical financial and operating data. We have derived the statement of operations data for the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the thirteen weeks ended March 27, 2011 and March 25, 2012 and balance sheet data as of March 25, 2012 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	YEAR ENDED (1)			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$69,394	$94,908	$130,583	$29,209	$37,476
Cost of Sales	18,196	25,626	36,139	8,104	9,948
Labor	21,186	30,394	41,545	9,191	11,943
Operating	10,482	14,292	19,297	4,259	5,252
Occupancy	4,314	5,654	7,622	1,687	2,280
General and administrative	4,617	5,293	7,478	1,453	1,785
Advisory agreement termination fee	—	—	—	—	2,000
Settlement with former director	—	—	245	—	—
Marketing	533	655	964	220	283
Restaurant pre-opening	1,673	1,959	3,385	668	756
Depreciation and amortization	1,549	2,732	4,448	925	1,405

Total costs and expenses	62,550	86,605	121,123	26,507	35,652

Income from operations	6,844	8,303	9,460	2,702	1,824
Interest expense	3,114	3,584	4,362	889	1,282

Income before income taxes	3,730	4,719	5,098	1,813	542
Income tax provision	1,077	1,428	1,634	549	163

Net income	$2,653	$3,291	$3,464	$1,264	$379
Undistributed earnings allocated to participating interests	$2,620	$5,617	$3,423	$1,248	$377

Net income (loss) available to common stockholders	$33	$(2,326)	$41	$16	$2

Per Share Data:
Basic net income per share	$0.26	$(17.18)	$0.21	$0.09	$0.01
Diluted net income per share (2)	$0.25	$(17.18)	$0.20	$0.09	$0.01
Weighted average common stock outstanding
Basic	126,218	135,392	191,166	169,805	208,505
Diluted (2)	10,638,514	135,392	10,852,651	10,843,694	10,906,805
Pro Forma Per Share Data: (3)
Basic pro forma net income per share			$0.39		$0.16
Diluted pro forma net income per share			$0.38		$0.15
Pro forma weighted average common stock outstanding
Basic			15,026,090		15,043,428
Diluted			15,638,003		15,692,157

	ACTUAL AS OF MARCH 25, 2012	PRO FORMA AS ADJUSTED AS OF MARCH 25, 2012 (5)
Balance Sheet Data (at end of period):
Cash and cash equivalents (4)	$25,694	$3,269
Working capital (deficit)	19,540	(2,934)
Total assets	135,553	111,447
Total debt	82,319	13,286
Common stock subject to put option	434	434
Total stockholders’ equity	26,064	70,193

	YEAR ENDED (1)			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
	(Dollars in thousands, except per share data)
Other Financial Data:
Net cash provided by operating activities	$6,292	$11,752	$17,203	$4,369	$2,895
Net cash used in investing activities	(15,588)	(16,646)	(20,682)	(4,915)	(6,601)
Net cash provided by financing activities	9,750	6,169	2,969	106	26,573
Capital expenditures	15,395	16,370	20,452	4,840	6,507
Restaurant-Level EBITDA (6)	$14,683	$18,287	$25,016	$5,748	$7,770
Restaurant-Level EBITDA margin (6)	21.2%	19.3%	19.2%	19.7%	20.7%
Adjusted EBITDA (6)	$10,349	$13,369	$18,930	$4,389	$6,079
Adjusted EBITDA margin (6)	14.9%	14.1%	14.5%	15.0%	16.2%

Operating Data:
Total restaurants (at end of period)	17	23	31	24	32
Total comparable restaurants (at end of period)	8	13	18	14	18
Average sales per comparable restaurant	$5,292	$5,086	$4,987	$1,261	$1,237
Change in comparable restaurant sales (7)	(2.0)%	0.7%	3.1%	6.7%	2.6%
Average check (8)	$12.80	$12.77	$12.98	$12.91	$12.97

(1)

We utilize a 52- or 53-week accounting period which ends on the Sunday immediately preceding December 31. The fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 had 52 weeks. The fiscal year ending December 30, 2012 will have 53 weeks.

(2)

The net income available to common stockholders used in the diluted net income per share calculation was increased to $2.7 million and $2.2 million for the fiscal years ended December 27, 2009 and December 25, 2011, and to $946,496 and $61,638 for the thirteen weeks ended March 27, 2011 and March 25, 2012, respectively. These increases were the result of adding back to net income available to common stockholders the undistributed earnings allocated to the series A preferred stock and series B preferred stock as they were assumed converted as of the beginning of each period under the “if-converted method.” No adjustment was made to net income available to common stockholders for the fiscal year ended December 26, 2010 as it was anti-dilutive to assume conversion of the series A preferred stock and series B preferred stock. No adjustment was made for the conversion of the series X preferred stock in any period because it was antidilutive to assume conversion of the series X preferred stock in each period. For additional information, see Note 2 to our consolidated financial statements.

Diluted weighted average common stock outstanding reflects the dilutive effect of our outstanding options and the conversion of our series A preferred stock, series B preferred stock and series X preferred stock using the “if-converted method” except when assumed conversion would be anti-dilutive. All per share amounts give effect to our reverse stock split.

(3)

Pro forma per share data gives effect to (i) the Refinancing Transactions, (ii) the credit facility amendment, (iii) the conversion of our series A preferred stock, series B preferred stock and series X preferred stock into shares of common stock prior to the consummation of this offering, (iv) the use of proceeds from the credit facility amendment, including the termination of the advisory agreement with our Sponsor and the completion of our stock repurchase on April 6, 2012, (v) the 5,833,333 shares of our common stock to be issued by us in this offering at an initial public offering price of $13.00 per share, and (vi) the use of proceeds therefrom, as if each of these events occurred on December 27, 2010. Pro forma basic net income per share consists of pro forma net income divided by the pro forma basic weighted average common stock outstanding. Pro forma diluted net income per share consists of pro forma net income divided by the pro forma diluted weighted average common stock outstanding.

Pro forma net income per share reflects: (i) the elimination of the annual management fee to our Sponsor and the requirement to reimburse our Sponsor’s out-of-pocket expenses as a result of the termination of our advisory agreement, (ii) the net decrease in interest expense resulting from the prepayment of outstanding loans under our amended senior secured credit facility with the net proceeds of this offering, as described in “Use of Proceeds” and (iii) increases in income tax expense due to higher income before income taxes resulting from the elimination of the annual management fee as a result of the termination of the advisory agreement with our Sponsor described in (i) above and a decrease in interest expense as a result of our prepayments of loans under our senior secured credit facility as described in (ii) above.

Pro forma per share data does not give effect to the write-off of deferred financing fees of $1.5 million in connection with the use of the proceeds from this offering.

The following is a reconciliation of historical net income to pro forma net income for year ended December 25, 2011 and the thirteen weeks ended March 25, 2012:

	YEAR ENDED DECEMBER 25, 2011	THIRTEEN WEEKS ENDED MARCH 25, 2012
Net income as reported	$3,464	$379
Management fees and expenses (a)	373	2,094
Decrease in interest expense (b)	3,299	1,013
Increase in income tax expense (c)	(1,249)	(1,056)

Pro forma net income (d)	$5,887	$2,430
Pro forma weighted average common stock outstanding (e)
Basic	15,026,090	15,043,428
Diluted	15,638,003	15,692,157
Pro forma Basic net income per share	$0.39	$0.16
Pro forma Diluted net income per share	$0.38	$0.15

(a)

Reflects the elimination of the management fees and expenses paid and reimbursed to our Sponsor for the periods presented. On November 7, 2006, in connection with our Sponsor’s investment, we entered into an advisory agreement with our Sponsor, pursuant to which our Sponsor agreed to provide us with certain financial advisory services. In exchange for these services, we paid our Sponsor an aggregate annual management fee equal to $350,000, and we reimbursed our Sponsor for out-of-pocket expenses incurred in connection with the provision of services. Upon the completion of the credit facility amendment, we and our Sponsor terminated the advisory agreement in exchange for a termination fee of $2.0 million.

(b)

Reflects the net adjustment to interest expense resulting from the Refinancing Transactions, the credit facility amendment and our prepayment, with the net proceeds of this offering, of $69.0 million of aggregate principal amount of outstanding loans under our senior secured credit facility.

(c)

Reflects adjustments to historical income tax expense to reflect increases in income tax expense due to higher income before income taxes resulting from a decrease in management fees and expenses as a result of termination of the advisory agreement with our Sponsor as described in (a) above and a net decrease in interest expense as a result of our prepayment of loans under our senior secured credit facility as described in (b) above, assuming a statutory tax rate of 34.0% for each period presented.

(d)	Pro forma net income for the year ended December 25, 2011 is not adjusted for a special one-time cash bonus payment made to certain members of management.
(e)

Reflects (i) 5,833,333 additional shares of common stock to be issued by us in this offering, net of the 1,655,662 shares of common stock we repurchased on April 6, 2012 and (ii) the conversion of all series of our outstanding preferred stock after giving effect to our reverse stock split.

The following is a reconciliation of historical interest expense to pro forma interest expense for the year ended December 25, 2011 and the thirteen weeks ended March 25, 2012:

	YEAR ENDED DECEMBER 25, 2011	THIRTEEN WEEKS ENDED MARCH 25, 2012
Interest expense as reported	$4,362	$1,282
Increase resulting from Refinancing Transactions (f)	2,635	487
Decrease resulting from use of proceeds of this offering (g)	(5,735)	(1,450)
Decrease resulting from decrease in interest rate (h)	(199)	(50)

Pro forma interest expense	$1,063	$269

(f)

Reflects the interest expense resulting from the increase in our outstanding borrowings to $82.3 million following the Refinancing Transactions, as if the transactions occurred on December 27, 2010 and this higher outstanding balance was in effect during the entire periods presented. The interest expense increase above is calculated by applying the assumed interest rate of 8.5%, which was the actual interest rate in effect on July 1, 2011 to the higher balance of $82.3 million for the periods presented, less actual interest expense of $4.4 million and $1.3 million for the year ended December 25, 2011 and the thirteen weeks ended March 25, 2012, respectively.

(g)

Reflects the decrease between the borrowings under our senior secured credit facility of $82.3 million and $13.3 million pre- and post-offering, respectively, at the assumed interest rate of 8.5%. This decrease is net of the new annual amortization expense of the deferred financing costs of $58,000 and $15,000 for the year ended December 25, 2011 and the thirteen weeks ended March 25, 2012, respectively, calculated on the remaining deferred financing fees of $295,000 after write-off from the loan pay down and $75,000 and $19,000 of unused facility fees for the year ended December 25, 2011 and the thirteen weeks ended March 25, 2012, respectively, resulting from the unused facility fee rate of 0.5% multiplied by estimated unused credit facility balance outstanding during the entire periods presented of $15.0 million.

(h)

Reflects a change in the interest rate from the assumed interest rate of 8.5% to an assumed interest rate of 7.0% due to the reduction in our total leverage ratio to below 2.0 to 1.0 upon application of the net proceeds from this offering and the resulting reduction in our borrowings as described in (g) above. The assumed interest rate will take effect on September 1, 2012, pursuant to the terms of our senior secured credit facility provided that we maintain a total leverage ratio below 2.0 to 1.0 and LIBOR does not increase above 1.5%.

(4)

Our cash and cash equivalents as of March 25, 2012 includes $22.5 million of the $25.0 million of our additional borrowings under our amended senior secured credit facility. On April 6, 2012, we used $22.4 million to repurchase stock in our stock repurchase.

(5)

Pro forma balance sheet data as of March 25, 2012, gives effect to (i) the completion of our stock repurchase on April 6, 2012 and (ii) this offering and the use of proceeds therefrom, as if this offering was consummated on March 25, 2012 at an initial public offering price of $13.00.

(6)

Restaurant-Level EBITDA represents net income plus the sum of general and administrative expenses, the advisory agreement termination fee, the settlement with our former director, restaurant pre-opening costs, depreciation and amortization, interest and taxes. Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization plus the sum of restaurant pre-opening costs, deferred compensation the advisory agreement termination fee, the settlement with our former director, and management fees and expenses.

We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not prepared in accordance with GAAP, because we believe that they provide an additional metric by which to evaluate our operations and, when considered together with our GAAP results and the reconciliation to our net income, we believe they provide a more complete understanding of our business than could be obtained absent this disclosure. We use Restaurant-Level EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) we use Restaurant-Level EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors. Additionally, we present Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses, which are not incurred at the restaurant level, and restaurant pre-opening costs, which are non-recurring at the restaurant level. The use of Restaurant-Level EBITDA thereby enables us and our investors to compare our operating performance between periods and to compare our operating performance to the performance of our competitors. The measure is also widely used within the restaurant industry to evaluate restaurant level productivity, efficiency and performance. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither Restaurant-Level EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures, including the following:

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect our current capital expenditures or future requirements for capital expenditures;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

■

Restaurant-Level EBITDA and Adjusted EBITDA do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor do Restaurant-Level EBITDA and Adjusted EBITDA reflect any cash requirements for such replacements;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect restaurant pre-opening costs; and

■	Restaurant-Level EBITDA does not reflect general and administrative expenses.

A reconciliation of Restaurant-Level EBITDA, Adjusted EBITDA and EBITDA to our net income is provided below.

	YEAR ENDED (1)			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
	(Dollars in thousands)
Adjusted EBITDA:
Net income	$2,653	$3,291	$3,464	$1,264	$379
Income tax provision	1,077	1,428	1,634	549	163
Interest expense	3,114	3,584	4,362	889	1,282
Depreciation and amortization	1,549	2,732	4,448	925	1,405

EBITDA	$8,393	$11,035	$13,908	$3,627	$3,229
Deferred compensation (a)	(100)	—	—	—	—
Management fees and expenses (b)	383	375	373	94	94
Advisory agreement termination fee (c)	—	—	—	—	2,000
Settlement with former director (d)	—	—	245	—	—
Restaurant pre-opening (e)	1,673	1,959	3,385	668	756
Special one-time bonus payment (f)	—	—	1,019	—	—

Adjusted EBITDA	$10,349	$13,369	$18,930	$4,389	$6,079

Restaurant-Level EBITDA:
Net income	$2,653	$3,291	$3,464	$1,264	$379
Income tax provision	1,077	1,428	1,634	549	163
Interest expense	3,114	3,584	4,362	889	1,282
General and administrative	4,617	5,293	7,478	1,453	1,785
Advisory agreement termination fee	—	—	—	—	2,000
Settlement with former director	—	—	245	—	—
Restaurant pre-opening	1,673	1,959	3,385	668	756
Depreciation and amortization	1,549	2,732	4,448	925	1,405

Restaurant-Level EBITDA	$14,683	$18,287	$25,016	$5,748	$7,770

(a)

In connection with our acquisition by our Sponsor, we entered into employment agreements with certain employees pursuant to which we agreed to pay bonuses monthly over a two or three year period. The payment of the bonuses under certain of these employment agreements was subject to continued employment with us. For bonus payments subject to continued employment, we recognized the bonus payments as compensation expense on a straight-line basis over the requisite service period. With respect to certain agreements that were not subject to continued employment, we recognized the bonus payments as compensation expense at the time the expense was incurred. All required payments under these employment agreements have been made as of December 27, 2009. In accordance with these employment agreements, the entity owned by our Founders assumed the obligations to make future payments under the employment agreements. See “Certain Relationships and Related Party Transactions—Bonus Payments and Related Note Payable to Founders.”

(b)	For a discussion of our management fees and expenses, see footnote (a) to the reconciliation of pro forma net income to net income as set forth in footnote 3 above.
(c)	Upon the completion of the credit facility amendment, we and our Sponsor terminated the advisory agreement in exchange for a termination fee of $2.0 million.
(d)

In June 2011, in connection with the departure of a former director, we entered into a settlement agreement in which we paid $175,000 and expensed an additional $70,000 related to a one-time put option in which the former director may require us to repurchase his shares anytime from June 15, 2012 to August 13, 2012. For additional information, see “Certain Relationships and Related Party Transactions—Settlement Agreement.”

(e)

Restaurant pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 1 to our audited consolidated financial statements for additional details.

(f)	In connection with our Refinancing Transactions, we paid a special one-time cash bonus payment to certain members of management.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

(7)

We consider a restaurant to be comparable in the first full quarter following the eighteenth month of operations. Change in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time.

(8)	Average check is calculated by dividing revenue by customer counts for a given period of time. Customer count is measured by the number of entrees sold.

The following is a reconciliation of total stockholders’ equity to pro forma, as adjusted, total stockholders’ equity as of March 25, 2012:

AT MARCH 25, 2012
Total stockholders’ equity as reported	$26,064
Repurchase of common and preferred stock	(22,474)
Net proceeds from this offering	69,033
Deferred prepaid offering costs	(1,418)
Write-off of deferred financing fees, net of tax	(1,012)

Pro forma, as adjusted, total stockholders’ equity	$70,193

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors and the other information in this prospectus, including our consolidated financial statements and related notes to those statements, before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our financial results depend significantly upon the success of our existing and new restaurants.

Future growth in our revenues and profits will depend on our ability to develop profitable new restaurants, maintain or grow sales and efficiently manage costs in our existing and new restaurants. As of March 25, 2012, we operated 32 restaurants, of which eight restaurants were opened within the preceding twelve months. The results achieved by these restaurants may not be indicative of longer-term performance or the potential market acceptance of restaurants in other locations.

The success of our restaurants revolves principally around customer traffic and average check per customer and customer experience. Significant factors that might adversely affect the average customer traffic and average check include, without limitation:

■

declining economic conditions, including housing market downturns, rising unemployment rates, lower disposable income, credit conditions, fuel prices and consumer confidence and other events or factors that adversely affect consumer spending in the markets we serve;

■	increased competition in the restaurant industry, particularly in the Mexican cuisine and casual and fast-casual dining segments;

■	changes in consumer preferences;

■	customers’ budgeting constraints;

■	customers’ failure to accept menu price increases that we may make to offset increases in key operating costs;

■	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value, ambience and service; and

■	customer experiences from dining in our restaurants.

Our restaurants are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including, without limitation:

■	food and other raw materials costs, many of which we do not or cannot effectively hedge;

■	labor costs, including wage, workers’ compensation, health care and other benefits expenses;

■	rent expenses and construction, remodeling, maintenance and other costs under leases for our new and existing restaurants;

■	compliance costs as a result of changes in regulatory or industry standards;

■	energy, water and other utility costs;

■	costs for insurance (including health, liability and workers’ compensation);

■	information technology and other logistical costs; and

■	expenses due to litigation against us.

Certain of our restaurants operate at or near capacity. As a result, we may be unable to grow or maintain same store sales at those restaurants, particularly if additional restaurants are opened near the existing location. The failure of our existing or new restaurants to perform as expected could have a significant negative impact on our financial condition and results of operations.

Our long-term success is highly dependent on our ability to successfully identify appropriate sites and develop and expand our operations in existing and new markets.

We intend to develop new restaurants in our existing markets, and selectively enter into new markets. Since the start of 2008, we have expanded from 8 restaurants to 32 restaurants as of March 25, 2012. We have opened five restaurants year-to-date in 2012, and plan to open an additional two to three restaurants by the end of the year. There can be no assurance that any new restaurant that we open will have similar operating results to those of existing restaurants. We may not be able to open our planned new restaurants on a timely basis, if at all, and, if opened, these restaurants may not be operated profitably. The number and timing of new restaurants opened during any given period, and their associated contribution to operating growth, may be negatively impacted by a number of factors including, without limitation:

■	identification and availability of appropriate locations that will drive high levels of customer traffic and sales per unit;

■	inability to generate sufficient funds from operations or to obtain acceptable financing to support our development;

■	recruitment and training of qualified operating personnel in the local market;

■	availability of acceptable lease arrangements, including sufficient levels of tenant allowances;

■	the financial viability of our landlords, including the availability of financing for our landlords and our landlords ability to pay tenant incentives on a timely basis;

■	construction and development cost management;

■	timely delivery of the leased premises to us from our landlords and punctual commencement of our buildout construction activities;

■	delays due to the customized nature of our restaurant concepts and decor, construction and pre-opening processes for each new location;

■	obtaining all necessary governmental licenses and permits, including our liquor licenses, on a timely basis to construct or remodel and operate our restaurants;

■	inability to comply with certain covenants under our senior secured credit facility that could limit our ability to open new restaurants;

■	consumer tastes in new geographic regions and acceptance of our restaurant concept;

■	competition in new markets, including competition for restaurant sites;

■	unforeseen engineering or environmental problems with the leased premises;

■	adverse weather during the construction period;

■	anticipated commercial, residential and infrastructure development near our new restaurants; and

■	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

We have experienced, and expect to continue to experience, delays in restaurant openings from time to time. Such actions may limit our growth opportunities. We cannot assure you that we will be able to successfully expand or acquire critical market presence for our brand in new geographical markets, as we may encounter well-established competitors with substantially greater financial resources. We may be unable to find attractive locations, build name recognition, successfully market our brand or attract new customers. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those restaurants. Competitive circumstances and consumer characteristics and preferences in new market segments and new geographical markets may differ substantially from those in the market segments and geographical markets in which we have substantial experience. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be harmed.

Changes in economic conditions, including continuing effects from the recent recession, could materially affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. The recent recession, coupled with high unemployment rates, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, rising fuel prices and reduced access to credit and reduced consumer confidence, has impacted consumers’ ability and willingness to spend discretionary dollars. Economic conditions may remain volatile and may continue to repress consumer confidence and discretionary spending for the near term. If the weak economy continues for a prolonged period of time or worsens, customer traffic could be adversely impacted if our customers choose to dine out less frequently or reduce the amount they spend on meals while dining out. We believe that if the current negative economic conditions persist for a long period of time or become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis. If restaurant sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales. There can be no assurance that the macroeconomic environment or the regional economics in which we operate will improve significantly or that government stimulus efforts will improve consumer confidence, liquidity, credit markets, home values or unemployment, among other things.

Damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high-quality of our food, service and staff, as well as on our unique culture and the ambience in our restaurants, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality of our food, service or staff, or an adverse change in our culture or ambience, or otherwise believe we have failed to deliver a consistently positive experience.

In addition, our ability to successfully develop new restaurants in new markets may be adversely affected by a lack of awareness or acceptance of our brand in these new markets. To the extent that we are unable to foster name recognition and affinity for our brand in new markets, our new restaurants may not perform as expected and our growth may be significantly delayed or impaired.

We may be adversely affected by news reports or other negative publicity regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brand.

Also, there has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they have or plan to purchase, and may act on such information without further investigation or authentication. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In sum, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information’s accuracy.

Our brand could also be confused with brands that have similar names, including Baja Chuy’s Mesquite Broiler, Inc. (“Baja Chuy’s”), an unaffiliated restaurant chain with whom we have entered into a settlement agreement regarding use of the Chuy’s name. As a result, our brand value may be adversely affected by any negative publicity related to Baja Chuy’s or any other restaurant that may use brand names, trademarks or trade dress that are similar to ours.

We are susceptible to economic and other trends and developments, including adverse weather conditions, in the local or regional areas in which our restaurants are located.

Our financial performance is highly dependent on restaurants located in Texas and the Southeastern and Midwestern United States. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In recent years, certain of these states have been more negatively impacted by the housing decline, high unemployment rates and the overall economic crisis than other geographic areas. In addition, given our geographic concentrations, particularly in Texas, negative publicity regarding any of our restaurants in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, hurricanes, droughts or other natural or man-made disasters. For example, during September 2011, a bridge, which served as a key traffic conduit near our Clarksville, Indiana restaurant, was closed for repairs for a period that may extend up to one year or longer. As a result of the change in traffic patterns, this restaurant has experienced a material reduction in customer traffic. Adverse weather conditions may also impact customer traffic at our restaurants, cause the temporary underutilization of outdoor patio seating, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods.

Our business is subject to seasonal fluctuations, with restaurant sales typically higher during the spring and summer months as well as in December. Adverse weather conditions during our most favorable months or periods may exacerbate the effect of adverse weather on customer traffic and may cause fluctuations in our operating results from quarter-to-quarter within a fiscal year. In addition, outdoor patio seating is available at all but one of our restaurants and may be impacted by a number of weather-related factors. Our inability to fully utilize our restaurants’ seating capacity as planned may negatively impact our revenues and results of operations.

The impact of negative economic factors, including the availability of credit, on our landlords and surrounding tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. Landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, the failure of landlords to obtain licenses or permits for development projects on a timely basis, which is beyond our control, may negatively impact our ability to implement our development plan.

Changes in food availability and costs could adversely affect our operating results.

Our profitability and operating margins are dependent in part on our ability to anticipate and react to changes in food costs. We rely on two regional distributors, Labatt Foodservice in Texas and Oklahoma and Merchants Distributors in the Southeastern United States, and various suppliers to provide our beef, cheese, beans, soybean oil, beverages and our groceries. For our chicken products, we rely on two suppliers for our Southeast locations and a sole supplier in Texas. For our green chiles, we contract to buy, through our supplier, Bueno Foods of Albuquerque, New Mexico, chiles from a group of farmers in New Mexico each year, which we have the right to select under our agreement. If and to the extent the farmers are unable or do not supply a sufficient amount of green chiles or if we need chiles out of season, we purchase the excess amount from the general supply of Bueno Foods. Each restaurant, through its general manager and kitchen manager, purchases its produce locally. We are currently evaluating entering into an agreement to purchase our produce through a produce buying group. Any increase in distribution prices, increase in the prices charged by suppliers or failure to perform by these third-parties could cause our food costs to increase or us to experience short-term unavailability of certain products. Failure to identify an alternate source of supply for these items may result in significant cost increases and an inability to provide certain of the items on our menu. If these events occur, it may reduce the profitability of certain of our offerings and may cause us to increase our prices. In addition, any material interruptions in our supply chain, such as a material interruption of ingredient supply due to the failures of third-party distributors or suppliers, or interruptions in service by common carriers that ship goods within our distribution channels, may result in significant cost increases and reduce sales. For example, during fiscal 2010, we experienced an increase in our cost of sales due to an increase in the cost of avocados, tomatoes and limes as a result of insufficient supply in the marketplace caused by adverse weather during the year. This increase in our cost of sales was not offset by equivalent price increases and as a result reduced our profitability. Changes in the price, as a result of inflation or otherwise, or availability of certain food products could affect the profitability of certain food items, our ability to maintain existing prices and our ability to purchase sufficient amounts of items to satisfy our customer’s demands, which could materially adversely affect our profitability and reputation. As a result of inflationary pressures during 2010, we also experienced an increase in the cost of dairy, cheese and produce. We did not offset our increase in cost with a price increase and as a result the cost increase reduced our profitability.

The type, variety, quality, availability and price of produce, beef, chicken and cheese are more volatile than other types of food and are subject to factors beyond our control, including weather, governmental regulation, availability and seasonality, each of which may affect our food costs or cause a disruption in our supply. Our food distributors and suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants, higher minimum wage and benefit costs and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. Although we are able to contract for the majority of the food commodities used in our restaurants for periods of up to one year, the pricing and availability of some of the commodities used in our operations, such as our produce, cannot be locked in for periods of longer than one week or at all. We do not use financial instruments to hedge our risk to market fluctuations in the price of our ingredients and other commodities at this time. We may not be able to anticipate and react to changing food costs through our purchasing practices and menu price adjustments in the future, and failure to do so could negatively impact our revenues and results of operations.

Increases in our labor costs, including as a result of changes in government regulation, could slow our growth or harm our business.

We are subject to a wide range of labor costs. Because our labor costs are, as a percentage of revenues, higher than other industries, we may be significantly harmed by labor cost increases. Unfavorable fluctuations in market conditions, availability of such insurance or changes in state and/or federal regulations could significantly increase our insurance premiums. In addition, we are subject to the risk of employment-related litigation at both the state and federal levels, including claims styled as class action lawsuits which are more costly to defend. Also, some employment related claims in the area of wage and hour disputes are not insurable risks.

Significant increases in health care costs may continue to occur, and we can provide no assurance that we will be able to contain those costs. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs, and significant increases in such costs could adversely impact our operating results. There is no assurance that we will be able to contain our costs related to such legislation in a manner that will not adversely impact our operating results.

In addition, many of our restaurant personnel are hourly workers subject to various minimum wage requirements or changes to tip credits. Mandated increases in minimum wage levels and changes to the tip credit, which are the amounts an employer is permitted to assume an employee receives in tips when calculating the employee’s hourly wage for minimum wage compliance purposes, have recently been and continue to be proposed and implemented at both federal and state government levels. For example, in Kentucky our wait staff is not permitted to pool tips in order to share those tips with bartenders and bussing staff. As a result, we must pay our bartenders and bussing staff in our Kentucky locations additional amounts to ensure they receive minimum wage. Continued minimum wage increases or changes to allowable tip credits may further increase our labor costs or effective tax rate.

Various states in which we operate are considering or have already adopted new immigration laws, and the U.S. Congress and Department of Homeland Security from time to time consider or implement changes to Federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees that unbeknownst to us were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. Our financial performance could be materially harmed as a result of any of these factors.

Labor shortages could increase our labor costs significantly or restrict our growth plans.

Our restaurants are highly dependent on qualified management and operating personnel. Qualified individuals have historically been in short supply and an inability to attract and retain them would limit the success of our existing restaurants as well as our development of new restaurants. We place a heavy emphasis on the qualification and training of our personnel and spend significantly more on training our employees than our competitors. We can make no assurances that we will be able to attract and retain qualified individuals in the future which may have a more significant effect on our operation than those of our competitors. Additionally, the cost of attracting and retaining qualified individuals may be higher than we anticipate, and as a result, our profitability could decline.

Customer traffic at our restaurants could be significantly affected by competition in the restaurant industry in general and, in particular, within the dining segments of the restaurant industry in which we compete.

The restaurant industry is highly competitive with respect to food quality, ambience, service, price and value and location, and a substantial number of restaurant operations compete with us for customer traffic. The main competitors for our brand are other operators of mid-priced, full service concepts in the multi-location casual dining and Tex Mex/Mexican food segments in which we compete most directly for real estate locations and customers. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well established in markets in which we have existing restaurants or intend to locate new restaurants. Any inability to successfully compete with the other restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenues and profitability. We may also need to evolve our concept in order to compete with popular new restaurant formats or concepts that develop from time to time, and we cannot offer any assurance that we will be successful in doing so or that modifications to our concept will not reduce our profitability. In addition, with improving product offerings at fast casual restaurants, quick-service restaurants and grocery stores and the influence of negative economic conditions and other factors, consumers may choose less expensive alternatives, which could also negatively affect customer traffic at our restaurants.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information.

The PPACA further permits the United States Food and Drug Administration (the “FDA”) to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. The FDA published proposed regulations to implement the menu labeling provisions of the PPACA in April 2011, and has indicated that it intends to issue final regulations by mid-2012 and will begin enforcing the regulations by the end of 2012. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium from our menu offerings, switch to higher cost ingredients or may hinder our ability to operate in certain markets. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

Multiple jurisdictions in which we operate have recently enacted new requirements that require us to adopt and implement a Hazard Analysis and Critical Control Points (“HACCP”) System for managing food safety and quality. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. We expect to incur certain costs to comply with these regulations and these costs may be more than we anticipate. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the sale of alcoholic beverages at our certain locations. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues. If we are unable to maintain our existing licenses, our customer patronage, revenues and results of operations could be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

We apply for our liquor licenses with the advice of outside legal and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Any changes in the application or interpretation of existing laws may adversely impact our restaurants in that state, and could also cause us to lose, either temporarily or permanently, the licenses, permits and regulations necessary to conduct our restaurant operations, and subject us to fines and penalties.

Restaurant companies have been the target of class-actions and other litigation alleging, among other things, violations of federal and state law.

We are subject to a variety of lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. In recent years, a number of restaurant companies have been subject to claims by customers, employees and others regarding issues such as food safety, personal injury and premises liability, employment-related claims, harassment, discrimination, disability and other operational issues common to the foodservice industry. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. An adverse judgment or settlement that is not insured or is in excess of insurance coverage could have an adverse impact on our profitability and could cause variability in our results compared to expectations. We carry insurance policies for a significant portion of our risks and associated liabilities with respect to workers’ compensation, general liability, employer’s liability, health benefits and other insurable risks. Regardless of whether any claims that may be brought against us are valid or whether we are ultimately determined to be liable, we could also be adversely affected by negative publicity, litigation costs resulting from the defense of these claims and the diversion of time and resources from our operations.

We are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such “dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such laws.

Our marketing programs may not be successful.

We expend resources in our marketing efforts using a variety of media, including social media. We expect to continue to conduct brand awareness programs and customer initiatives to attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

The impact of new restaurant openings could result in fluctuations in our financial performance.

Quarterly results have been, and in the future may continue to be, significantly impacted by the timing of new restaurant openings (often dictated by factors outside of our control), including associated restaurant pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new restaurants. We typically incur the most significant portion of restaurant pre-opening expenses associated with a given restaurant within the five months immediately preceding and the month of the opening of the restaurant. As the regional and national economies in which we operate improve, we may encounter more competition in obtaining lease sites and, as a result, may be unable to negotiate similar levels of tenant incentives under our new leases. If we are unable to obtain similar levels of tenant incentives for a particular unit, we would expect to incur increased capital expenditures in advance of opening and pay lower rent with respect to the restaurant. Our experience has been that labor and operating costs associated with a newly opened restaurant for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. Our new restaurants commonly take nine months to one year to reach planned operating levels due to inefficiencies typically associated with new restaurants, including the training of new personnel, lack of market awareness, inability to hire sufficient qualified staff and other factors. Accordingly, the volume and timing of new restaurant openings has had, and may continue to have, a meaningful impact on our profitability. Due to the foregoing factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for a full fiscal year, and these fluctuations may cause our operating results to be below expectations of public market analysts and investors.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors such as population density, local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have existing restaurants could adversely impact the sales of new or existing restaurants. Our core business strategy does not entail opening new restaurants that materially impact sales at our existing restaurants but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity. There can be no assurance that sales cannibalization between our restaurants will not occur or become more significant in the future as we continue to expand our operations.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Steve Hislop, our Chief Executive Officer, and our other senior officers. We currently have employment agreements in place with Messrs. Hislop, Howie, Biller, Hatcher and Zapp and Mrs. Russell. The loss of the services of our CEO, other senior officers or other key employees could have a material adverse effect on our business and plans for future development. We have no reason to believe that we will lose the services of any of these individuals in the foreseeable future; however, we currently have no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in our operations. We also do not maintain any key man life insurance policies for any of our employees.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We opened five, six and eight restaurants in 2009, 2010 and 2011, respectively. We have opened five restaurants year-to-date in 2012, and plan to open an additional two to three restaurants by the end of the year. Our future growth may strain our administrative staff, management systems and resources, financial controls and information systems. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our operating results could be materially and adversely affected. Likewise, if sales decline, we may be unable to reduce our infrastructure quickly enough to prevent sales deleveraging, which would adversely affect our profitability.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We believe our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. In addition, the cost of workers’ compensation insurance, general liability insurance and directors’ and officers’ liability insurance fluctuates based on our historical trends, market conditions and availability. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases, as well as recently-enacted federal legislation requiring employers to provide specified levels of health insurance to all employees, could have a negative impact on our profitability, and there can be no assurance that we will be able to successfully offset the effect of such increases with plan modifications and cost control measures, additional operating efficiencies or the pass-through of such increased costs to our customers.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, our liquidity and results of operations could be adversely affected.

At March 25, 2012, we had $82.3 million of outstanding indebtedness, and after giving effect to this offering, we would have had $13.3 million of outstanding indebtedness under our senior secured credit facility. We may, from time to time, incur additional indebtedness under this existing credit facility. See “Description of Indebtedness.”

Our senior secured credit facility places certain conditions on us, including that it:

■

requires us to utilize a substantial portion of our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes;

■	increases our vulnerability to adverse general economic or industry conditions;

■	limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

■	makes us more vulnerable to increases in interest rates, as borrowings under our senior secured credit facility are at variable rates;

■	limits our ability to obtain additional financing in the future for working capital or other purposes; and

■	places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our senior secured credit facility places certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in our senior secured credit facility, we may incur substantial additional indebtedness under that facility and may incur obligations that do not constitute indebtedness under that facility. The senior secured credit facility also places certain limitations on, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. The senior secured credit facility also places certain restrictions on the payment of dividends and distributions and certain management fees. These restrictions limit or prohibit, among other things, our ability to:

■	pay dividends on, redeem or repurchase our stock or make other distributions;

■	incur or guarantee additional indebtedness;

■	sell stock in our subsidiaries;

■	create or incur liens;

■	make acquisitions or investments;

■	transfer or sell certain assets or merge or consolidate with or into other companies;

■	make certain payments or prepayments of indebtedness subordinated to our obligations under our senior secured credit facility; and

■	enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under our senior secured credit facility could result in the acceleration of our obligations under the senior secured credit facility, which would have an adverse affect on our liquidity, capital resources and results of operations.

Our senior secured credit facility also requires us to comply with certain financial covenants regarding our capital expenditures, fixed charge coverage ratio, total leverage ratio and our lease adjusted leverage ratio. Changes with respect to these financial covenants may increase our interest rate and failure to comply with these covenants could result in a default and an acceleration of our obligations under the senior secured credit facility, which would have an adverse affect on our liquidity, capital resources and results of operations. Upon the receipt of funds from our initial public offering, we will be required to repay the amount of the term loans under the senior secured credit facility that would be required to reduce the total leverage ratio (as defined in the senior secured credit facility) to 2.0 to 1.0. See “Description of Indebtedness.”

We may be unable to obtain debt or other financing on favorable terms or at all.

There are inherent risks in our ability to borrow. Our lenders may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the national economy, increased financial instability of many borrowers and the declining value of their assets. As a result, lenders may become insolvent or tighten their lending standards, which could make it more difficult for us to borrow under our senior secured credit facility, refinance our existing indebtedness or to obtain other financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to draw funds under our senior secured credit facility because of a lender default or to obtain other cost-effective financing.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business can be arranged. Such measures could include deferring capital expenditures (including the opening of new restaurants) and reducing or eliminating other discretionary uses of cash.

We may be required to record asset impairment charges in the future.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we review long-lived assets, such as property and equipment and intangibles subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow (defined as restaurant net income plus depreciation, gain and/or loss on assets and pre-opening expense) over the previous 12-month period in a stabilized location is considered a potential impairment indicator. In such situations, the Company evaluates future cash flow projections in conjunction with qualitative factors and future operating plans. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to the estimated undiscounted future cash flow expected to be generated by the restaurant. If the carrying amount of the restaurant exceeds estimated future cash flow, an impairment charge is recognized for the amount by which the asset’s carrying amount exceeds its fair value.

Continued economic weakness within our respective markets may adversely impact consumer discretionary spending and may result in lower restaurant sales. Unfavorable fluctuations in our commodity costs, supply costs and labor rates, which may or may not be within our control, may also impact our operating margins. Any of these factors could as a result affect the estimates used in our impairment analysis and require additional impairment tests and charges to earnings. We continue to assess the performance of our restaurants and monitor the need for future impairment. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim, proceeding, or mandatory notification could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to build brand recognition in the areas surrounding our locations using our trademarks and other proprietary intellectual property, including our brand names, logos and the unique ambience of our restaurants. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Also, as a result of the settlement agreement with an unaffiliated entity, Baja Chuy’s, we may not use “Chuy’s” in Nevada, California or Arizona, which may have an adverse effect on our growth plans in these states. Additionally, our brand value may be diluted as a result of their use of “Chuy’s” in these states. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We enforce our rights through a number of methods, including the issuance of cease-and-desist letters or making infringement claims in federal court. If our efforts to register, maintain and protect our trademarks or other intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brand from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. A successful claim of infringement against us could result in our being required to pay significant damages or enter into costly licensing or royalty agreements in order to obtain the right to use a third party’s intellectual property, any of which could have a negative impact on our results of operations and harm our future prospects. If such royalty or licensing agreements are not available to us on acceptable terms or at all, we may be forced to stop the sale of certain products or services. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, and divert management’s attention.

We also rely on trade secrets and proprietary know-how to protect our brand. Our methods of safeguarding this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality agreements with all of our team members or suppliers. Even with respect to the confidentiality agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection, or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets or proprietary know-how, the appeal of our restaurants could be reduced and our business could be harmed. In addition, if we default under our lease agreements with our landlord, Young/Zapp GP, LLC (“Young/Zapp”) and its subsidiaries, at certain of our locations, our landlord may have the right to operate a Tex Mex or Mexican food restaurant at that location using our recipes and our trade dress. If such default were to occur, the brand value of our recipes and our trade dress might suffer.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our restaurants. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to audit our systems, and test them for vulnerability, have implemented firewalls, data encryption and other security controls and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, these security measures may not eliminate all risks.

A major natural or man-made disaster could have a material adverse effect on our business.

Most of our corporate systems, processes and corporate support for our restaurant operations are centralized at our headquarters in Austin, Texas, with certain systems and processes being concurrently stored at an offsite storage facility in accordance with our disaster recovery plan. As part of our new disaster recovery plan, we are currently finalizing the backup processes for our core systems at our co-location facility. If we are unable to fully implement this new disaster recovery plan, we may experience failures or delays in recovery of data, delayed reporting and compliance, inability to perform necessary corporate functions and other breakdowns in normal operating procedures that could have a material adverse effect on our business and create exposure to administrative and other legal claims against us.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the JOBS Act, and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Global Select Market, have created uncertainty for public companies and increased our costs and time that our board of directors and management must devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue generating activities. We estimate that we will incur approximately $1.3 to $1.6 million of incremental costs per year associated with being a publicly traded company; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate. In estimating these costs, we took into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not

“emerging growth companies.” These exceptions provide for, but are not limited to, relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We may remain an “emerging growth company” for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.” To the extent we use exemptions from various reporting requirements under the JOBS Act, we may be unable to realize our anticipated cost savings from those exemptions.

Pursuant to the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC after the consummation of our initial public offering, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and share price.

As a privately held company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a). We anticipate being required to meet these standards in the course of preparing our consolidated financial statements as of and for the year ended December 29, 2013, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

Federal, state and local tax rules may adversely impact our results of operations and financial position.

We are subject to federal, state and local taxes in the U.S. If the Internal Revenue Service (“IRS”) or other taxing authority disagrees with the positions we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Risks Relating to Our Common Stock

We are a “controlled company” within the meaning of the Nasdaq Marketplace rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, Goode Partners LLC (our “Sponsor”), which is the managing member of Goode Chuy’s Holdings, LLC (our “Controlling Stockholder”), will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq Global Select Market. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

■	the requirement that a majority of the board of directors consist of independent directors;

■

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

■	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

■	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Additionally, we only are required to have one independent audit committee member upon the listing of our common stock on the Nasdaq Global Select Market, a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Global Select Market.

Our Sponsor, however, is not subject to any contractual obligation to retain their controlling interest, except that they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of our underwriters in this initial public offering. Except for this brief period, there can be no assurance as to the period of time during which our Sponsor will maintain their ownership of our common stock following the offering. As a result, there can be no assurance as to the period of time during which we will be able to avail ourselves of the controlled company exemptions.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, we may elect to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. To the extent we choose to do so, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The price of our common stock may be volatile and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

■	our quarterly or annual earnings or those of other companies in our industry;

■	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;

■	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	additions or departures of our senior management personnel;

■	sales of our common stock by our directors and executive officers;

■	sales or distributions of our common stock by our Sponsor or its affiliates;

■	adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

■	actions by shareholders;

■

the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

■	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

■	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our distributors or suppliers or our competitors;

■	acquisitions or strategic alliances by us or our competitors;

■	short sales, hedging and other derivative transactions in our common stock;

■	the operating and stock price performance of other companies that investors may deem comparable to us; and

■

other events or factors, including changes in general conditions in the United States and global economies or financial markets (including those resulting from acts of God, war, incidents of terrorism or responses to such events).

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Future sales of our common stock in the public market could lower our share price, and the exercise of stock options and any additional capital raised by us through the sale of our common stock may dilute your ownership in us.

Sales of substantial amounts of our common stock in the public market following this offering by our existing shareholders, upon the exercise of outstanding stock options or stock options granted in the future or by persons who acquire shares in this offering may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding 15,043,428 shares of common stock, of which:

■	5,833,333 shares are shares that we are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

■

9,210,095 shares will be “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144, of which 9,179,886 shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus and of which 30,209 will become available for resale in the public market immediately following this offering.

In addition, at July 11, 2012, we have reserved 1,250,000 shares of common stock for issuance under the 2012 Omnibus Equity Incentive Plan. See “Executive and Director Compensation—Executive Compensation—2012 Omnibus Equity Incentive Plan.” Upon consummation of this offering, we expect to have 1,030,808 shares of common stock issuable upon exercise of outstanding options (841,558 of which will be fully vested at the time of this offering).

With limited exceptions as described under the caption “Underwriting,” the lock-up agreements with the underwriters of this offering prohibit a shareholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 180 days from the date of the prospectus filed in connection with our initial public offering, although the lead underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. The lead underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus.

Pursuant to our stockholder agreement, we have granted certain registration rights to our Controlling Stockholder, MY/ZP Equity, LP, an entity wholly-owned by Michael Young and John Zapp (jointly, our “Founders”), and certain other stockholders. Should these stockholders exercise their registration rights under our stockholder agreement, the shares registered would no longer be restricted securities and would be freely tradable in the open market. See “Certain Relationships and Related Party Transactions—Registration Rights”.

As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

■	authorize our board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of undesignated preferred stock;

■	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

■	specify that special meetings of our stockholders can be called only by a majority of our board of directors, the Chair of our board of directors, or our Chief Executive Officer;

■	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

■	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

■	prohibit cumulative voting in the election of directors;

■	provide that our directors may be removed only for cause by the holders of a supermajority of our outstanding shares of capital stock;

■	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

■

require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an “interested” stockholder.

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to realize a return on their investment.

Since we do not expect to pay any dividends for the foreseeable future, investors may be forced to sell their shares in order to realize a return on their investment. Other than the dividend paid in connection with the Refinancing Transactions, we have not declared or paid any dividends on our common stock. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our senior secured credit facility and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

Our reported financial results may be adversely affected by changes in accounting principles applicable to us.

Our reported financial results may be adversely affected by changes in accounting principles applicable to us. Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Our ability to raise capital in the future may be limited.

Our ability to raise capital in the future may be limited. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings, diluting their interest and reducing the market price of our common stock.

Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control. Our Founders may also continue to exert significant influence over us.

We are currently controlled, and after this offering is completed will continue to be controlled, by our Sponsor. Upon completion of this offering, investment funds affiliated with our Sponsor will beneficially own 52.5% of our outstanding common stock (49.6% if the underwriters exercise in full the option to purchase additional shares from us). Additionally, pursuant to a voting agreement (the “Voting Agreement”) entered into among us, our Controlling Stockholder, MY/ZP Equity, LP, Goode Chuy’s Direct Investors LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P., the parties have agreed to vote or grant us or our Controlling Stockholder a proxy to vote, their shares of our common stock for the election of the directors nominated for election by our nominating committee. Upon completion of this offering, the group formed by the voting agreement is expected to have 59.9% of our voting rights, or 56.6% if the underwriters’ option is exercised in full. For as long as our Sponsor, or the parties to the Voting Agreement, continue to beneficially own shares of common stock and other equity securities representing more than 50% of the voting power of our common stock, they will be able to direct the election of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, these entities will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them. Even if their ownership falls below 50%, our Sponsor will continue to be able to strongly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions.”

Upon completion of this offering, our Founders will continue to serve on our board of directors and will beneficially own 6.0% of our outstanding common stock (5.6% if the underwriters exercise in full the option to purchase additional shares from us). Our Founders may be able to exert significant influence over certain of our decisions.

Additionally, our Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Our Sponsor may also pursue acquisition opportunities that may be complimentary to our business and, as a result, those acquisition opportunities may not be available to us.

Conflicts of interest may arise because some of our directors are principals of our principal stockholders.

Upon the completion of this offering, representatives of our Sponsor and our Founders will occupy a majority of the seats on our board of directors. Our Sponsor or our Founders could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of our Sponsor and our Founders and the interests of our stockholders, these directors may not be disinterested.

Risks Related to this Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on the offering price of $13.00 per share, you will incur immediate and substantial dilution in the amount of $11.39 per share. If outstanding options to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus may include forward-looking statements. These statements reflect the current views of our senior management with respect to future events and our financial performance. These statements include forward-looking statements with respect to our business and industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

Forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, the following:

■	the success of our existing and new restaurants;

■	our ability to identify appropriate sites and develop and expand our operations;

■	changes in economic conditions, including continuing effects from the recent recession;

■	damage to our reputation or lack of acceptance of our brand in existing or new markets;

■	economic and other trends and developments, including adverse weather conditions, in the local or regional areas in which our restaurants are located;

■	the impact of negative economic factors, including the availability of credit, on our landlords and surrounding tenants;

■	changes in food availability and costs;

■	labor shortages and increases in our labor costs, including as a result of changes in government regulation;

■	increased competition in the restaurant industry and the segments in which we compete;

■

the impact of legislation and regulations regarding nutritional information, and new information or attitudes regarding diet and health or adverse opinions about the health of consuming our menu offerings;

■	the impact of federal, state and local beer, liquor and food service regulations;

■	the success of our marketing programs;

■	the impact of new restaurant openings, including on the effect on our existing restaurants of opening new restaurants in the same markets;

■	the loss of key members of our management team;

■	strain on our infrastructure and resources caused by our growth;

■	the impact of litigation;

■	the inadequacy of our insurance coverage and fluctuating insurance requirements and costs;

■	the impact of our indebtedness on our ability to invest in the ongoing needs of our business;

■	our ability to obtain debt or other financing on favorable terms or at all;

■	the impact of a potential requirement to record asset impairment charges in the future;

■	the impact of security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions;

■	inadequate protection of our intellectual property;

■	the failure of our information technology system or the breach of our network security;

■	a major natural or man-made disaster;

■	our increased costs and obligations as a result of being a public company;

■	the impact of federal, state and local tax;

■	the impact of electing to take advantage of certain exemptions applicable to emerging growth companies;

■	the impact of our election to avail ourselves of the controlled-company exemptions from corporate governance requirements of the Nasdaq Marketplace rules;

■	volatility in the price of our common stock;

■	the impact of future sales of our common stock in the public market, and the exercise of stock options and any additional capital raised by us through the sale of our common stock;

■	the impact of a downgrade of our shares by securities analysts or industry analysts, the publication of negative research or reports, or lack of publication of reports about our business;

■	the effect of anti-takeover provisions in our charter documents and under Delaware law;

■	the effect of our decision to not pay dividends for the foreseeable future;

■	the effect of changes in accounting principles applicable to us;

■	our ability to raise capital in the future;

■

the significant influence our Sponsor will continue to have over us after this offering, including control over decisions that require the approval of stockholders, and the significant influence our Founders may continue to exert over us;

■	the conflicts of interest that may arise because some of our directors are principals of our principal stockholders;

■	the lack of an existing market for our common stock and uncertainty as to whether one will develop to provide you with adequate liquidity;

■	the potential that you will suffer immediate and substantial dilution; and

■	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares by us in this offering will be approximately $69.0 million, after deducting underwriting discounts and commissions and estimated expenses, based upon the initial public offering price of $13.00 per share. We intend to use the net proceeds received by us from this offering to repay outstanding borrowings under our senior secured credit facility.

On May 24, 2011, we entered into our senior secured credit facility, which bears interest at a variable rate based on prime, federal funds or LIBOR plus an applicable margin based on our total leverage ratio. Our interest rate at March 25, 2012 was 8.5%. The senior secured credit facility matures on May 24, 2016 or sooner upon the occurrence of an event of default.

We used the following amounts of the net proceeds from our senior secured credit facility as follows:

■

approximately $20.8 million to repay all outstanding loans and accrued and unpaid interest, servicing fees, commitment fees and letter of credit fees under our credit facility with Wells Fargo Capital Finance, Inc.;

■	approximately $10.1 million to repay the outstanding principal, interest and expenses under our credit facility with HBK Investments L.P.;

■	approximately $1.6 million to pay the expenses of the lenders; and

■	approximately $20.0 million to pay a dividend of $19.0 million to our common and preferred stockholders and other special cash bonus payments to certain members of management.

On March 21, 2012, we entered into a credit facility amendment to increase the available amount under the facility from $67.5 million to $92.5 million. In connection with the amendment, we borrowed an additional $25.0 million under the term A loan facility of our senior secured credit facility. We used the net proceeds from the amendment and the additional borrowings under the term A loan facility as follows:

■	approximately $22.4 million to repurchase shares of our common stock, series A preferred stock, series B preferred stock, and series X preferred stock on April 6, 2012;

■	approximately $2.0 million to pay the termination fee to terminate the advisory agreement with our Sponsor; and

■	approximately $0.6 million to pay transaction costs related to the credit facility amendment and the stock repurchase.

Additionally, we increased our borrowings under our revolving credit facility by $2.3 million to fund new restaurant capital expenditures. On March 28 and May 11, 2012, we also borrowed $2.0 million and $2.5 million, respectively, under our delayed draw term B loan. Our interest rate at May 15, 2012 was 8.5% under our delayed draw term B loan. We used these borrowings to fund new restaurant capital expenditures and to repay $1.5 million outstanding under our revolving credit facility. For additional information regarding our senior secured credit facility and the credit facility amendment, see “Description of Indebtedness.”

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our expansion efforts, sales and marketing activities and competition. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

DIVIDEND POLICY

We did not declare or pay any dividends on our common stock during fiscal years 2009 and 2010. We declared and paid a dividend of $1.75 per share on shares of our common stock and our series A preferred stock, series B preferred stock and series X preferred stock during May 2011, totaling $19.0 million. We paid this dividend as a partial return of capital to our stockholders. We currently expect to retain all available funds and future earnings, if any, for use in the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. In addition, our senior secured credit facility restricts our ability to pay dividends. See “Description of Indebtedness.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 25, 2012:

■	on an actual basis;

■

on a pro forma basis to give effect to (1) the completion of our stock repurchase on April 6, 2012 and (2) the conversion of all of our classes of preferred stock into common stock immediately before the offering; and

■

on a pro forma as adjusted basis to give effect to the transactions described in the bullet immediately above and (1) the sale of shares of common stock in this offering at an initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated fees and expenses payable by us and (2) the application of the net proceeds of this offering as described under “Use of Proceeds,” as if the events had occurred on March 25, 2012.

You should read this information in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	AS OF MARCH 25, 2012
	ACTUAL	PRO FORMA (1)	PRO FORMA AS ADJUSTED
	(In thousands)
Cash and cash equivalents	$25,694	$3,269	$3,269

Long-term debt, including current portion:
Revolving Credit Facility (2)	$4,950	$4,950	$—
Term A Loan Facility	77,369	77,369	13,286

Total debt	$82,319	$82,319	$13,286
Temporary equity:
Common stock subject to put option	434	434	434
Stockholders’ Equity:
Common Stock (3)	$2	$92	$150
Convertible preferred stock, Series A, Series B and Series X (3)	107	—	—
Paid-in Capital	24,036	1,579	69,136
Retained earnings (4)	1,919	1,919	907

Total stockholders’ equity (3) (4)	$26,064	$3,590	$70,193

Total capitalization	$108,817	$86,343	$83,913

(1)	Pro forma cash and cash equivalents and stockholders’ equity reflects the use on April 6, 2012 of approximately $22.4 million to repurchase shares of our common stock, series A preferred stock, series B preferred stock, and series X preferred stock and the conversion of all our classes of preferred stock into common stock immediately before the offering as if these transactions had occurred on March 25, 2012.
(2)	The revolving credit facility is a part of our senior secured credit facility and provides for borrowings of up to $5.0 million, of which $50,000 was available as of March 25, 2012 for working capital and general corporate purposes.
(3)	At March 25, 2012, after giving effect to our 2.7585470602469:1 reverse stock split, our authorized capital stock consisted of 11,818,345 shares of common stock and 9,062,741, 986,831 and 607,680 shares of our series A preferred stock, series B preferred stock and series X preferred stock, respectively. Immediately preceding this offering, all shares of our series A preferred stock, series B preferred stock and series X preferred stock will be converted into issued and outstanding common stock at a fixed conversion ratio of 1:1. Subject to the consummation of this offering, we will amend and restate our certificate of incorporation to, among other things, eliminate the authorized shares of series A preferred stock, series B preferred stock and series X preferred stock. Immediately following the conversion of our preferred stock but prior to the consummation of this offering, we will have 9,210,095 shares of common stock outstanding. In connection with this offering, we will issue an additional 5,833,333 shares of new common stock and, immediately following this offering, we will have 15,043,428 total shares of common stock outstanding.
(4)	As adjusted total stockholders’ equity reflects the write off of $1.5 million ($1.0 million net of tax) in deferred financing costs in connection with this offering.

DILUTION

If you invest in our common stock, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share in this offering and the pro forma as adjusted net tangible book value per share after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

Our historical net tangible book value as of March 25, 2012 was a deficit of $19.9 million, or $(1.83) per share, after taking into account the conversion of our outstanding preferred stock. Our pro forma net tangible book value as of March 25, 2012 was a deficit of approximately $42.4 million, or $(4.60) per share, after giving effect to the conversion of all outstanding shares of our preferred stock into 9,017,217 shares of our common stock and the stock repurchase that occurred on April 6, 2012.

After giving effect to the 2.7585470602469:1 reverse stock split, conversion of all of our preferred stock, the completion of our stock repurchase and the sale by us of the 5,833,333 shares of our common stock in this offering at an initial public offering price of $13.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma, as adjusted, net tangible book value as of March 25, 2012 would have been approximately $24.2 million, or approximately $1.61 per share. This represents an immediate increase in net tangible book value of $6.21 per share to existing stockholders and an immediate dilution in net tangible book value of $11.39 per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$13.00
Historical net tangible book value per share (on an as converted basis) as of March 25, 2012	$(1.83)
Pro forma decrease in net tangible book value per share attributable to the stock repurchase	(2.77)

Pro forma net tangible book value per share as of March 25, 2012	(4.60)
Increase in pro forma net tangible book value per share attributable to this offering	6.21

Pro forma, as adjusted, net tangible book value per share after this offering		$1.61

Dilution per share to new investors		$11.39

The following table sets forth, on a pro forma as adjusted basis, as of March 25, 2012, the differences between the number of shares of common stock purchased from us, the total consideration paid and the weighted average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses payable by us at an initial public offering price of $13.00 per share.

	SHARES PURCHASED		TOTAL CONSIDERATION		WEIGHTED AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	9,210,095	61%	$28,659,967	27%	$3.11
New investors	5,833,333	39	75,833,329	73	13.00

	15,043,428	100%	$104,492,296	100%

The discussion and tables above assume the conversion of all our outstanding shares of preferred stock into 9,017,217 shares of common stock immediately prior to the consummation of this offering simultaneously with the consummation of this offering and excludes, as of March 25, 2012:

■	967,011 shares of common stock issuable upon the exercise of options outstanding as of March 25, 2012 at a weighted average exercise price of $4.36 per share; and

■	72,989 shares of common stock reserved for future issuance under our equity plans.

Because the exercise prices, as adjusted in connection with the reverse stock split, of the outstanding options to purchase shares of our common stock are significantly below the initial offering price of $13.00 per share, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of the 967,011 outstanding options, pro forma net tangible book value before this offering at March 25, 2012 would be $(3.75) per share, representing an immediate increase of $5.53 per share to our existing stockholders, and, after giving effect to the sale of 5,833,333 shares of common stock in this offering, there would be an immediate dilution of $11.22 per share to new investors in this offering.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth, for the periods and dates indicated, our summary historical consolidated financial and operating data. We have derived the statement of operations data for the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 and the balance sheet data as of December 26, 2010 and December 25, 2011 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the statement of operations data for the fiscal years ended December 30, 2007 and December 28, 2008 and the balance sheet data as of December 30, 2007, December 28, 2008 and December 27, 2009 from our audited consolidated financial statements not included elsewhere in this prospectus. We have derived the statement of operations data for the thirteen weeks ended March 27, 2011 and March 25, 2012 and balance sheet data as of March 25, 2012 from our unaudited interim consolidated financial statements appearing elsewhere in this prospectus. We have derived the balance sheet data as of March 27, 2011 from our unaudited interim consolidated financial statements not included elsewhere in this prospectus. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	YEAR ENDED (1)					THIRTEEN WEEKS ENDED
	DECEMBER 30, 2007	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Revenue	$42,092	$51,868	$69,394	$94,908	$130,583	$29,209	$37,476
Cost of Sales	12,008	14,399	18,196	25,626	36,139	8,104	9,948
Labor	11,713	14,956	21,186	30,394	41,545	9,191	11,943
Operating	6,765	8,021	10,482	14,292	19,297	4,259	5,252
Occupancy	2,659	3,248	4,314	5,654	7,622	1,687	2,280
General and administrative	6,134	6,342	4,617	5,293	7,478	1,453	1,785
Advisory agreement termination fee	—	—	—	—	—	—	2,000
Settlement with former director	—	—	—	—	245	—	—
Marketing	314	389	533	655	964	220	283
Restaurant pre-opening	5	867	1,673	1,959	3,385	668	756
Depreciation and amortization	518	785	1,549	2,732	4,448	925	1,405

Total costs and expenses	40,115	49,007	62,550	86,605	121,123	26,507	35,652

Income (loss) from operations	1,977	2,861	6,844	8,303	9,460	2,702	1,824
Interest expense	2,832	2,823	3,114	3,584	4,362	889	1,282

Income (loss) before income taxes	(855)	38	3,730	4,719	5,098	1,813	542
Income tax provision (benefit) expense	26	(113)	1,077	1,428	1,634	549	163

Net income (loss)	$(881)	$151	$2,653	$3,291	3,464	$1,264	$379
Undistributed earnings allocated to participating interests	$—	$149	$2,620	$5,617	3,423	$1,248	$377

Net income (loss) available to common stockholders	$—	$2	$33	$(2,326)	41	$16	$2

Per Share Data:
Basic net income (loss) per share	$(18.16)	$0.02	$0.26	$(17.18)	$0.21	$0.09	$0.01
Diluted net income (loss) per share	$(18.16)	$0.01	$0.25	$(17.18)	$0.20	$0.09	$0.01
Weighted average common stock outstanding
Basic	48,521	101,503	126,218	135,392	191,166	169,805	208,505
Diluted (2)	48,521	10,457,528	10,638,514	135,392	10,852,651	10,843,694	10,906,805

Balance Sheet Data (at end of period):
Cash and cash equivalents (3)	$754	$1,608	$2,062	$3,337	$2,827	$2,897	$25,694
Net working capital (deficit)	(3,060)	(6,865)	(2,817)	861	(4,258)	(1,129)	19,540
Total assets	47,760	58,120	70,164	88,642	105,938	89,700	135,553
Total debt	16,514	20,364	29,914	30,732	55,200	30,838	82,319
Common stock subject to put option	—	—	—	—	432	—	434
Total stockholders’ equity	27,345	28,691	31,920	40,968	25,627	42,330	26,064

Other Financial Data:
Net cash provided by operating activities	$1,108	$3,111	$6,292	$11,752	$17,203	$4,369	$2,895
Net cash used in investing activities	(654)	(6,287)	(15,588)	(16,646)	(20,682)	(4,915)	(6,601)
Net cash provided by (used in) financing activities	(1,028)	4,030	9,750	6,169	2,969	106	26,573
Capital expenditures	654	6,029	15,395	16,370	20,452	4,840	6,507
Restaurant-Level EBITDA (4)	8,634	10,855	14,683	18,287	25,016	5,748	7,770
Restaurant-Level EBITDA margin (4)	20.5%	20.9%	21.2%	19.3%	19.2%	19.7%	20.7%
Adjusted EBITDA (4)	5,731	7,321	10,349	13,369	18,930	4,389	6,079
Adjusted EBITDA margin (4)	13.6%	14.1%	14.9%	14.1%	14.5%	15.0%	16.2%

	YEAR ENDED (1)					THIRTEEN WEEKS ENDED
	DECEMBER 30, 2007	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
	(Dollars in thousands, except per share data)
Operating Data:
Total restaurants (at end of period)	8	12	17	23	31	24	32
Total comparable restaurants (at end of period)	8	8	8	13	18	14	18
Average sales per comparable restaurant (5)	$5,247	$5,400	$5,292	$5,086	$4,987	$1,261	$1,237
Change in comparable restaurant sales (5)	7.1%	2.9%	(2.0)%	0.7%	3.1%	6.7%	2.6%
Average check (6)	$12.14	$12.71	$12.80	$12.77	$12.98	$12.91	$12.97

(1)

We utilize a 52- or 53-week accounting period which ends on the Sunday immediately preceding December 31. The fiscal years ended December 30, 2007, December 28, 2008, December 27, 2009, December 26, 2010 and December 25, 2011 all had 52 weeks. The fiscal year ending December 30, 2012 will have 53 weeks.

(2)

The net income available to common stockholders used in the diluted net income per share calculation was increased to $151,000, $2.7 million and $2.2 million for the fiscal years ended December 28, 2008, December 27, 2009 and December 25, 2011 and to $946,496 and $61,638 for the thirteen weeks ended March 27, 2011 and March 25, 2012, respectively. These increases were the result of adding back to net income available to common stockholders the undistributed earnings allocated to the series A preferred stock and series B preferred stock as they were assumed converted as of the beginning of each period under the “if-converted method.” No adjustment was made to net income available to common stockholders for the fiscal years ended December 30, 2007 and December 26, 2010 as it was anti-dilutive to assume conversion of the series A preferred stock and series B preferred stock. No adjustment was made for the conversion of the series X preferred stock in any period because it was antidilutive to assume conversion of the series X preferred stock in each period. For additional information, see Note 2 to our consolidated financial statements.

Diluted weighted average common stock outstanding reflects the dilutive effect of our outstanding options and the conversion of our series A preferred stock, series B preferred stock and series X preferred stock using the “if-converted method” except when assumed conversion would be anti-dilutive. All per share amounts give effect to our reverse stock split.

(3)

Our cash and cash equivalents as of March 25, 2012 includes $22.5 million of the $25.0 million of our additional borrowings under our amended senior secured credit facility. On April 6, 2012, we used $22.4 million to repurchase stock in our stock repurchase.

(4)

Restaurant-Level EBITDA represents net income (loss) plus the sum of general and administrative expenses, the advisory agreement termination fee, the settlement with our former director, restaurant pre-opening costs, depreciation and amortization, interest and taxes. Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization plus the sum of management fees and expenses, predecessor company adjustments, deferred compensation the advisory agreement termination fee, the settlement with our former director, and restaurant pre-opening costs.

We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not prepared in accordance with U.S. generally accepted accounting principles, or GAAP. We present these measures because we believe that they provide an additional metric by which to evaluate our operations and, when considered together with our GAAP results and the reconciliation to our net income (loss), we believe they provide a more complete understanding of our business than could be obtained absent this disclosure. We use Restaurant-Level EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) we use Restaurant-Level EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors. Additionally, we present Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses, which are not incurred at the restaurant level, and restaurant pre-opening costs, which are non-recurring at the restaurant level. The use of Restaurant-Level EBITDA thereby enables us and our investors to compare our operating performance between periods and to compare our operating performance to the performance of our competitors. The measure is also widely used within the restaurant industry to evaluate restaurant level productivity, efficiency and performance. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structures and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing or financing activities or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Restaurant-Level EBITDA and Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items.

Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures, including the following:

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect our current capital expenditures or future requirements for capital expenditures;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

■

Restaurant-Level EBITDA and Adjusted EBITDA do not reflect depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor do Restaurant-Level EBITDA and Adjusted EBITDA reflect any cash requirements for such replacements;

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs; and

■	Restaurant-Level EBITDA and Adjusted EBITDA do not reflect restaurant pre-opening costs.

■	Restaurant-Level EBITDA does not reflect general and administrative expenses.

A reconciliation of Restaurant-Level EBITDA, Adjusted EBITDA and EBITDA to our net income (loss) is provided below.

	YEAR ENDED (1)					THIRTEEN WEEKS ENDED
	DECEMBER 30, 2007	DECEMBER 28, 2008	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
	(Dollars in thousands)
Adjusted EBITDA:
Net income (loss)	$(881)	$151	$2,653	$3,291	$3,464	$1,264	$379
Income tax provision (benefit) expense	26	(113)	1,077	1,428	1,634	549	163
Interest expense	2,832	2,823	3,114	3,584	4,362	889	1,282
Depreciation and amortization	518	785	1,549	2,732	4,448	925	1,405

EBITDA	$2,495	$3,646	$8,393	$11,035	$13,908	$3,627	$3,229
Deferred compensation (a)	2,660	2,438	(100)	—	—	—	—
Management fees and expenses (b)	571	370	383	375	373	94	94
Advisory agreement termination fee (c)	—	—	—	—	—	—	2,000
Settlement with former director (d)	—	—	—	—	245	—	—
Restaurant pre-opening costs (e)	5	867	1,673	1,959	3,385	668	756
Special one-time bonus payment (f)	—	—	—	—	1,019	—	—

Adjusted EBITDA	$5,731	$7,321	$10,349	$13,369	$18,930	$4,389	$6,079

Restaurant-Level EBITDA:
Net Income (loss)	$(881)	$151	$2,653	$3,291	$3,464	$1,264	$379
Income tax provision (benefit) expense	26	(113)	1,077	1,428	1,634	549	163
Interest expense	2,832	2,823	3,114	3,584	4,362	889	1,282
General and administrative	6,134	6,342	4,617	5,293	7,478	1,453	1,785
Advisory agreement termination fee	—	—	—	—	—	—	2,000
Settlement with former director	—	—	—	—	245	—	—
Restaurant pre-opening (e)	5	867	1,673	1,959	3,385	668	756
Depreciation and amortization	518	785	1,549	2,732	4,448	925	1,405

Restaurant-Level EBITDA	$8,634	$10,855	$14,683	$18,287	$25,016	$5,748	$7,770

(a)

In connection with our acquisition by our Sponsor, we entered into employment agreements with certain employees pursuant to which we agreed to pay bonuses monthly over a two or three year period. The payment of the bonuses under certain of these employment agreements was subject to continued employment with us. For bonus payments subject to continued employment, we recognized the bonus payments as compensation expense on a straight-line basis over the requisite service period. With respect to certain agreements that were not subject to continued employment, we recognized the bonus payments as compensation expense at the time the expense was incurred. All required payments under these employment agreements have been made as of December 27, 2009. In accordance with these employment agreements, the entity owned by our Founders assumed the obligations to make future payments under the employment agreements. See “Certain Relationships and Related Party Transactions – Bonus Payments and Related Note Payable to Founders.”

(b)

On November 7, 2006, in connection with the Sponsor’s investment, we entered into an advisory agreement with our Sponsor, pursuant to which our Sponsor agreed to provide us with certain financial advisory services. In exchange for these services, we pay the Sponsor an aggregate annual management fee equal to $350,000, and we reimburse our Sponsor for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. Upon the completion of the credit facility amendment, we and our Sponsor terminated the advisory agreement in exchange for a termination fee of $2.0 million.

(c)	Upon the completion of the credit facility amendment, we and our Sponsor terminated the advisory agreement in exchange for a termination fee of $2.0 million.
(d)

In June 2011, in connection with the departure of a former director, we entered into a settlement agreement in which we paid $175,000 and expensed an additional $70,000 related to a one-time put option in which the former director may require us to repurchase his shares anytime from June 15, 2012 to August 13, 2012. For additional information, see “Certain Relationship and Related Party Transactions—Settlement Agreement.”

(e)

Restaurant pre-opening costs include expenses directly associated with the opening of new restaurants and are incurred prior to the opening of a new restaurant. See Note 1 to our audited consolidated financial statements for additional details.

(f)	In connection with our Refinancing Transactions, we paid a special one-time cash bonus payment to certain members of management.

Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenues. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from revenues and we believe its inclusion is appropriate to provide additional information to investors.

(5)

We consider a restaurant to be comparable in the first full quarter following the eighteenth month of operations. Change in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time.

(6)	Average check is calculated by dividing revenue by customer counts for a given period of time. Customer count is measured by the number of entrees sold.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Consolidated Historical Financial and Operating Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus.

General

We are a fast-growing, full-service restaurant concept offering a distinct menu of authentic, freshly-prepared Mexican and Tex Mex inspired food. We were founded in Austin, Texas in 1982 by Mike Young and John Zapp, and as of March 25, 2012, we operated 32 Chuy’s restaurants across Texas, Tennessee, Kentucky, Alabama, Indiana, Georgia and Oklahoma.

We are committed to providing value to our customers through offering generous portions of made-from-scratch, flavorful Mexican and Tex Mex inspired dishes. We also offer a full-service bar in all of our restaurants providing our customers a wide variety of beverage offerings. We believe the Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and our customers’ restaurant experience.

Our restaurants have a common décor, but we believe each location is unique in format, offering an “unchained” look and feel, as expressed by our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” We believe our restaurants have an upbeat, funky, eclectic, somewhat irreverent atmosphere while still maintaining a family-friendly environment. For additional information on our restaurants, see “Business.”

Our Growth Strategies and Outlook

Our growth is based primarily on the following strategies:

■	Pursue new restaurant development;

■	Deliver consistent same store sales through providing high-quality food and service; and

■	Leverage our infrastructure.

We have opened five restaurants year-to-date in 2012, including our first restaurants in Oklahoma and Florida, and plan to open an additional two to three restaurants by the end of the year. From January 1, 2012 to the end of 2016, we expect to open a total of 50 to 55 new restaurants. We have an established presence in Texas, the Southeast and the Midwest, with restaurants in multiple large markets in these regions. Our growth plan over the next five years focuses on developing additional locations in our existing core markets, new core markets and in smaller markets surrounding each of those core markets. For additional discussion of our growth strategies and outlook, see “Business—Our Business Strategies.”

Performance Indicators

We use the following performance indicators in evaluating our performance:

■

Average Check. Average check is calculated by dividing revenue by total entrees sold for a given time period. Average check reflects menu price influences as well as changes in menu mix. Our management team uses this indicator to analyze trends in customers’ preferences, effectiveness of menu changes and price increases and per customer expenditures.

■	Average Weekly Customers. Average weekly customers is measured by the number of entrees sold per week. Our management team uses this metric to measure changes in customer traffic.

■

Average Unit Volume. Average unit volume consists of the average sales of our comparable restaurants over a certain period of time. This measure is calculated by dividing total comparable restaurant sales by total number of comparable restaurants within a period by the relevant period. This indicator assists management in measuring changes in customer traffic, pricing and development of our brand.

■

Comparable Restaurant Sales. We consider a restaurant to be comparable in the first full quarter following the 18th month of operations. Changes in comparable restaurant sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales reflect changes in customer count trends as well as changes in average check. Our comparable restaurant base consisted of 14 and 18 restaurants at March 27, 2011 and March 25, 2012, respectively, and 8, 13 and 18 restaurants at December 27, 2009, December 26, 2010 and December 25, 2011, respectively.

■

Operating Margin. Operating margin represents income from operations as a percentage of our revenue. By monitoring and controlling our operating margins, we can gauge the overall profitability of our company.

Our Fiscal Year

We operate on a 52- or 53-week fiscal year that ends on the last Sunday of the calendar year. Each quarterly period has 13 weeks, except for a 53-week year when the fourth quarter has 14 weeks. Our 2009, 2010 and 2011 fiscal years each consisted of 52 weeks. The 2012 fiscal year will consist of 53 weeks.

Key Financial Definitions

Revenue. Revenue primarily consists of food and beverage sales and also includes sales of our t-shirts, sweatshirts and hats. Revenue is presented net of discounts, such as management and employee meals, associated with each sale. Revenue in a given period is directly influenced by the number of operating weeks in such period, the number of restaurants we operate and comparable restaurant sales growth.

Cost of Sales. Cost of sales consists primarily of food, beverage and merchandise related costs. The components of cost of sales are variable in nature, change with sales volume and are subject to increases or decreases based on fluctuations in commodity costs.

Labor Costs. Labor costs include restaurant management salaries, front- and back-of-house hourly wages and restaurant-level manager bonus expense, employee benefits and payroll taxes.

Operating Costs. Operating costs consist primarily of restaurant-related operating expenses, such as supplies, utilities, repairs and maintenance, travel costs, general liability and workers compensation insurance, credit card fees, recruiting, delivery service and security. These costs generally increase with sales volume but decline as a percentage of revenue.

Occupancy Costs. Occupancy costs include rent charges, both fixed and variable, as well as common area maintenance costs, property insurance and taxes, the amortization of tenant allowances and the adjustment to straight-line rent. These costs generally increase with sales volume but decline as a percentage of revenue.

General and Administrative Expenses. General and administrative expenses include costs associated with corporate and administrative functions that support our operations, including senior and supervisory management and staff compensation (including stock-based compensation) and benefits, travel, financial advisory fees paid to our Sponsor, legal and professional fees, information systems, corporate office rent and other related corporate costs. As a public company, we expect our stock-based compensation expense to increase. In addition, we estimate that we will incur approximately $1.3 to $1.6 million of incremental general and administrative expenses as a result of being a public company.

Marketing. Marketing costs include costs associated with our local restaurant marketing programs, community service and sponsorship activities, our menus and other promotional activities.

Restaurant Pre-opening Costs. Restaurant pre-opening costs consist of costs incurred during the five months before opening a restaurant, including manager salaries, relocation costs, supplies, recruiting expenses, initial new market public relations costs, pre-opening activities, employee payroll and related training costs for new employees. Restaurant pre-opening costs also include rent recorded during the period between date of possession and the restaurant opening date for our leased restaurant locations.

Depreciation and Amortization. Depreciation and amortization principally include depreciation on fixed assets, including equipment and leasehold improvements, and amortization of certain intangible assets for restaurants.

Interest Expense. Interest expense consists primarily of interest on our outstanding indebtedness. Our debt issuance costs are recorded at cost and are amortized over the lives of the related debt under the effective interest method.

Income Tax Expense. This represents expense related to taxable income at the federal, state and local levels.

Results of Operations

The following table presents the consolidated statement of operations for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, and the thirteen weeks ended March 27, 2011 and March 25, 2012, each line item as a percentage of revenue.

	YEAR ENDED			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
REVENUE	100.0%	100.0%	100.0%	100.0%	100.0%
OPERATING COSTS:
Cost of sales	26.2%	27.0%	27.7%	27.7%	26.5%
Labor	30.5%	32.0%	31.8%	31.5%	31.9%
Operating	15.1%	15.1%	14.8%	14.6%	14.0%
Occupancy	6.2%	6.0%	5.8%	5.8%	6.1%
General and administrative	6.7%	5.6%	5.7%	5.0%	4.8%
Advisory agreement termination fee	0.0%	0.0%	0.0%	0.0%	5.3%
Settlement with former director	0.0%	0.0%	0.2%	0.0%	0.0%
Marketing	0.8%	0.7%	0.8%	0.8%	0.8%
Restaurant pre-opening	2.4%	2.0%	2.6%	2.3%	2.0%
Depreciation and amortization	2.2%	2.9%	3.4%	3.1%	3.7%

Total costs and expenses	90.1%	91.3%	92.8%	90.8%	95.1%

INCOME FROM OPERATIONS	9.9%	8.7%	7.2%	9.2%	4.9%
INTEREST EXPENSE	4.5%	3.7%	3.3%	3.0%	3.5%

INCOME BEFORE INCOME TAXES	5.4%	5.0%	3.9%	6.2%	1.4%
INCOME TAX PROVISION EXPENSE	1.6%	1.5%	1.2%	1.9%	0.4%

NET INCOME	3.8%	3.5%	2.7%	4.3%	1.0%

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, weather, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, changes in food costs, changes in labor costs and rising gas prices. In the past, we have experienced significant variability in restaurant pre-opening costs from quarter to quarter primarily due to the timing of restaurant openings. We typically incur restaurant pre-opening costs in the five months preceding a new restaurant opening. In addition, our experience to date has been that labor and direct operating and occupancy costs associated with a newly opened restaurant during the first three to four months of operation are often materially greater than what will be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the number and timing of new restaurant openings in any quarter has had, and is expected to continue to have, a significant impact on quarterly restaurant pre-opening costs, labor and direct operating and occupancy costs.

Our business also is subject to fluctuations due to season and adverse weather. Our results of operations have historically been impacted by seasonality. The spring and summer months as well as December have traditionally had higher sales volume than other periods of the year. Holidays, severe winter weather, hurricanes, thunderstorms and similar conditions may impact restaurant unit volumes in some of the markets where we operate and may have a greater impact should they occur during our higher volume months. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

Thirteen Weeks Ended March 25, 2012 Compared to Thirteen Weeks Ended March 27, 2011

Revenue. Revenue increased $8.3 million, or 28.4%, to $37.5 million for the thirteen weeks ended March 25, 2012, as compared to $29.2 million for the thirteen weeks ended March 27, 2011. This increase was driven by $7.7 million in incremental revenue from our non-comparable restaurants, which included an additional 102 operating weeks provided by eight new restaurants opened since March 27, 2011. Additionally, during this period, comparable restaurant sales increased 2.6% over the same period the prior year. Of this 2.6% increase, 1.4% of the increase resulted from an increase in average weekly customers and 1.2% of the increase resulted from an increase in our average check. Our revenue mix attributed to food, bar and merchandise sales remained steady at approximately 79.7%, 19.3% and 1.0% of total revenue, respectively.

Cost of Sales. Cost of sales increased $1.8 million, or 22.2%, to $9.9 million for the thirteen weeks ended March 25, 2012, as compared to $8.1 million for the thirteen weeks ended March 27, 2011. As a percentage of revenue, cost of sales decreased to 26.5% in the first thirteen weeks of 2012, from 27.7% in the same period in 2011. This percentage decrease resulted primarily from commodity price decreases in produce.

Labor Costs. Labor costs increased $2.7 million, or 29.3%, to $11.9 million for the thirteen weeks ended March 25, 2012, as compared to $9.2 million for the thirteen weeks ended March 27, 2011. This increase is primarily due to additional employee related expenses for eight additional restaurants opened since the thirteen weeks ended March 27, 2011. As a percentage of revenue, labor costs increased to 31.9% in the first thirteen weeks of 2012, from 31.5% in the same period in 2011, primarily as a result of increased training and staffing levels at our new restaurants, partially offset by improved labor efficiency in our established restaurants.

Operating Costs. Operating costs increased $1.0 million, or 23.3%, to $5.3 million for the thirteen weeks ended March 25, 2012, as compared to $4.3 million for the thirteen weeks ended March 27, 2011. This increase was primarily due to increases in costs with respect to eight additional restaurants open since the thirteen weeks ended March 27, 2011. As a percentage of revenue, operating costs decreased to 14.0% in the first thirteen weeks of 2012, compared to 14.6% in the same period in 2011 as a result of operating leverage.

Occupancy Costs. Occupancy costs increased $0.6 million, or 35.3%, to $2.3 million for the thirteen weeks ended March 25, 2012, as compared to $1.7 million for the thirteen weeks ended March 27, 2011. This increase resulted from eight additional restaurants that were opened since March 27, 2011. As a percentage of revenue, occupancy costs increased to 6.1% in the first thirteen weeks of 2012, from 5.8% in the same period in 2011.

General and Administrative Expenses. General and administrative expenses increased $0.3 million, or 20.0%, to $1.8 million for the thirteen weeks ended March 25, 2012, as compared to $1.5 million for the thirteen weeks ended March 27, 2011. As a percentage of revenue, general and administrative expenses decreased to 4.8% for the thirteen weeks ended March 25, 2012, as compared to 5.0% for the same period in 2011. We expect general and administrative expenses to increase during the remainder of 2012 due to additional supervisory and corporate staff to support our new restaurants and the costs associated with the implementation of our new back office software. However, we expect that general and administrative expenses as a percentage of revenue will decrease due to operating leverage.

On April 10, 2012, we issued options to purchase up to 48,938 and 7,250 shares of common stock, to Jon Howie, our Chief Financial Officer, and Ira Zecher, a member of our board of directors, respectively, under the Amended and Restated 2006 Stock Option Plan. On the same date, we made our annual incentive equity grants to our employees, issuing options to purchase up to an aggregate of 7,609 shares of common stock. All options granted on April 10, 2012 have an exercise price of $13.54. The exercise price was equal to the fair value of our common stock determined by our board of directors at the date of grant and was equal to the price per share at which our stockholders sold their shares in the stock repurchase. Mr. Howie’s options will vest 20% on August 15, 2012, which date corresponds to the one year anniversary of his initial employment by us, and 20% on each of the next four anniversaries of the date of grant. Mr. Zecher’s options will vest 20% on June 21, 2012, which date corresponds to the one year anniversary of his initial date of service on our board, and 20% on each of the next four anniversaries of such date. The options granted to our employees, other than Mr. Howie, will vest 20% on January 1, 2013, and 20% on each of the next four anniversaries of the date of grant. We expect to amortize the fair value of these stock options at the date of grant on a straight line basis over the five-year vesting period applicable to the options beginning in the second thirteen weeks of 2012. We expect to incur stock compensation charges of $56,000 and $17,000 in the second and third thirteen weeks of 2012, respectively, as a result of the issuance of these options, and $337,000 in total stock compensation expense over the defined vesting period.

Advisory Agreement Termination Fee. Advisory agreement termination fee was $2.0 million for the thirteen weeks ended March 25, 2012. On March 21, 2012, we paid a $2.0 million termination fee to terminate our advisory agreement with our Sponsor. We paid the termination fee using the proceeds from our additional borrowings of $25.0 million under our senior secured credit facility. See “Description of Indebtedness.”

Marketing Costs. As a percentage of revenue, marketing costs remained flat at approximately 0.8%. Our marketing costs in a particular period are targeted not to exceed the period’s proportionate amount of our marketing budget of 0.8% of sales.

Restaurant Pre-opening Costs. Restaurant pre-opening costs increased by $0.1 million, or 14.3%, to $0.8 million for the thirteen weeks ended March 25, 2012, as compared to $0.7 million for the thirteen weeks ended March 27, 2011. This increase resulted primarily from five restaurants in development or opened during the thirteen week period ended March 25, 2012 compared to four restaurants in development or opened during the thirteen week period ended March 27, 2011.

Depreciation and Amortization. Depreciation and amortization increased $0.5 million from $0.9 million to $1.4 million, due to an increase in equipment and leasehold improvements as a result of eight additional restaurants opened since the thirteen weeks ended March 26, 2011. As a percentage of revenue, depreciation and amortization expenses increased to 3.7% for the thirteen weeks ended March 25, 2012, from 3.1% for the thirteen weeks ended March 27, 2011.

Interest Expense. Interest expense increased $0.4 million for the thirteen weeks ended March 25, 2012, as compared to the thirteen weeks ended March 27, 2011. The increase was due to greater average outstanding borrowings under our senior secured credit facility during the thirteen weeks ended March 25, 2012, compared to the thirteen weeks ended March 27, 2011. The current increase was partially offset by the lower interest rate under the senior secured credit facility as compared to our prior facilities. We entered into our new $67.5 million senior secured credit facility during May 2011. Additionally, on March 21, 2012, we entered into the credit facility amendment and borrowed an additional $25.0 million under the term A loan facility under our senior secured credit facility. As a result of this offering and the repayment of our indebtedness under our senior secured credit facility, we expect our interest expense to decrease in future periods. See “Description of Indebtedness” and “Use of Proceeds” for more information about our credit facilities, including our senior secured credit facility, and our use of proceeds from this offering.

Income Tax Expense. Income tax expense was approximately $0.2 million for the first thirteen weeks of 2012, as compared to approximately $0.5 million for the comparable period in 2011. For the thirteen weeks ended March 25, 2012, the effective tax rate was 30.1% as compared to 30.3% for the thirteen weeks ended March 27, 2011. The effective tax rates differ from the statutory rate of 34.0% primarily due to tax credits attributable to payroll taxes on employee tips.

Net Income. As a result of the foregoing, net income decreased 69.2%, or approximately $0.9 million, to $0.4 million for the thirteen weeks ended March 25, 2012 from $1.3 million for the thirteen weeks ended March 27, 2011. We had net income available to common stockholders of $2,000 for the thirteen weeks ended March 25, 2012 as compared to a net income available to common stockholders of $16,000 for the thirteen weeks ended March 27, 2011. The decrease in net income and net income available to common stockholders resulted primarily from a one-time fee of $2.0 million paid to terminate our advisory agreement with our Sponsor.

Year Ended December 25, 2011 Compared to Year Ended December 26, 2010

Revenue. Revenue increased $35.7 million, or 37.6%, to $130.6 million in 2011 from $94.9 million in 2010. This increase was driven by $33.3 million in additional revenue related to an additional 387 operating weeks provided by the eight new restaurants opened in 2011 and the full year of operations of the six restaurants opened in 2010. Additionally, during this period, comparable restaurant sales increased 3.1% over the same period the prior year. Of this 3.1% increase, 1.1% of the increase resulted from an increase in average weekly customers and 2.0% of the increase resulted from an increase in our average check. The mix of our revenue attributed to food, bar and merchandise sales remained consistent at approximately 79.3%, 19.7% and 1.1% of total revenue for 2011, respectively.

Cost of Sales. Cost of sales increased $10.5 million, or 41.0%, to $36.1 million in fiscal 2011, from $25.6 million in fiscal 2010. As a percentage of revenue, cost of sales increased to 27.7% in 2011 compared to 27.0% in 2010. The increase in cost of sales as a percentage of revenue primarily resulted from our increase in food costs during 2011 as a result of significant price increases in certain of our key products such as produce, dairy and cheese.

Labor Costs. Labor costs increased $11.1 million, or 36.5%, to $41.5 million in 2011, from $30.4 million in 2010. This increase was a result of an additional $11.4 million of labor costs incurred with respect to eight new restaurants opened during 2011 and the full year of operations of the six restaurants opened in 2010, as well as increases in support staff at our existing restaurants. As a percentage of revenue, labor costs decreased to 31.8% in 2011 from 32.0% in 2010, primarily as a result of improved labor efficiency in our established restaurants, partially offset by increased training and staffing levels at our new restaurants.

Operating Costs. Operating costs increased $5.0 million, or 35.0%, to $19.3 million in 2011, from $14.3 million in 2010. This increase was primarily due to increases in costs with respect to eight new restaurants opened during 2011 and the full year of operations of the six restaurants opened in 2010. As a percentage of revenue, operating costs decreased to 14.8% in 2011 compared to 15.1% in 2010 as a result of operating leverage.

Occupancy Costs. Occupancy costs increased $1.9 million, or 33.3%, to $7.6 million in 2011, from $5.7 million in 2010. This increase resulted from eight new restaurants opened in 2011 and the full year of operations of the six new restaurants opened in 2010. As a percentage of revenue, occupancy costs decreased to 5.8% in 2011 as compared to 6.0% in 2010 as a result of operating leverage.

General and Administrative Expenses. General and administrative expenses increased $2.2 million, or 41.5%, to $7.5 million in 2011 from $5.3 million for 2010. This increase was driven primarily by a one-time cash bonus totaling $1.0 million paid to members of management in May 2011 in conjunction with the Refinancing Transactions and costs associated with additional employees as we continue to strengthen our infrastructure for future growth. As a percentage of revenue, general and administrative expenses increased to 5.7% in 2011 from 5.6% in 2010.

Settlement with Former Director. Settlement with a former director was $0.2 million in 2011. We paid this one-time settlement fee in June 2011. See “Certain Relationships and Related Party Transactions—Settlement Agreement.”

Marketing Costs. As a percentage of revenue, marketing costs increased from 0.7% to 0.8%. Our marketing costs in a particular period are generally targeted not to exceed the period’s proportionate amount of our marketing budget of 0.8% of sales.

Restaurant Pre-opening Costs. Restaurant pre-opening costs increased by $1.4 million, or 70.0%, to $3.4 million in 2011 from $2.0 million in 2010. The increase resulted primarily from opening eight new restaurants in 2011, as compared to six new restaurants in 2010. The increase in 2011 was also due in part to the increase in restaurant pre-opening costs associated with opening restaurants outside of Texas, which resulted in increases in training and travel expenses and the incurrence of expenses for management relocation and public relations services.

Depreciation and Amortization. Depreciation and amortization increased $1.7 million, or 63.0%, from $2.7 million to $4.4 million, due to an increase in equipment and leasehold improvements with respect to eight new restaurants opened during 2011 and the full year of operations of the six restaurants opened in 2010. As a percentage of revenue, depreciation and amortization expenses increased to 3.4% in 2011, as compared to 2.9% in 2010.

Interest Expense. Interest expense increased $0.8 million, or 22.2%, to $4.4 million in 2011 from $3.6 million in 2010. The increase was due to greater average outstanding borrowings offset by a reduction in the average effective interest rate under our credit facilities during 2011, as compared to 2010.

Income Tax Expense. Income tax expense increased $0.2 million, or 14.2%, to $1.6 million in 2011 from $1.4 million in 2010. For the year ended December 25, 2011, the effective tax rate was 32.1% as compared to

30.3% for the year ended December 26, 2010. The effective tax rate differs from the statutory rate of 34.0% primarily due to tax credits attributable to payroll taxes on employee tips.

Net Income. As a result of the foregoing, net income increased $0.2 million, to $3.5 million for fiscal year 2011 from $3.3 million for fiscal year 2010. Net income available to common stockholders increased $2.4 million to $41,000 for fiscal year 2011 from $(2.3) million for fiscal year 2010. This increase in net income available to common stockholders resulted from the decrease in undistributed earnings allocated to participating interest, which included the original issuance price of the series X preferred stock and the annualized return.

Year Ended December 26, 2010 Compared to Year Ended December 27, 2009

Revenue. Revenue increased $25.5 million, or 36.7%, to $94.9 million in 2010, from $69.4 million in 2009. This increase was driven by $25.1 million in additional revenue related to an additional 283 operating weeks provided by the six new restaurants opened in 2010 and the full year of operations of the five new restaurants opened in 2009. In addition, comparable store sales for 2010 increased 0.7% as compared to 2009. Our revenue mix attributed to food, bar and merchandise sales remained at approximately 79.1%, 19.7% and 1.2% of total revenue for 2010, respectively.

Cost of Sales. Cost of sales increased $7.4 million, or 40.7%, to $25.6 million in 2010, from $18.2 million in 2009. As a percentage of revenue, cost of sales increased to 27.0% in 2010, from 26.2% in 2009. This percentage increase was primarily a result of an increase in dairy, cheese and produce costs. Beverage and merchandise costs remained flat.

Labor Costs. Labor costs increased $9.2 million, or 43.4%, to $30.4 million in 2010, from $21.2 million in 2009. This increase was primarily a result of an additional $9.3 million of labor costs incurred with respect to six new restaurants opened during 2010 and the full year of operations of the five restaurants opened in 2009. As a percentage of revenue, labor costs increased to 32.0% in fiscal 2010, from 30.5% in the same period in 2009, primarily as a result of increased training and staffing levels at our new restaurants, partially offset by improved labor efficiency in our established restaurants.

Operating Costs. Operating costs increased $3.8 million, or 36.2%, to $14.3 million in 2010, from $10.5 million in 2009. As a percentage of revenue, operating costs remained flat at 15.1%.

Occupancy Costs. Occupancy costs increased $1.4 million, or 32.6%, to $5.7 million in 2010, from $4.3 million in 2009. This increase resulted from six new restaurants opened in 2010 and the full year of operations of the five new restaurants opened in 2009. As a percentage of revenue, occupancy costs decreased to 6.0% in 2010, from 6.2% in 2009 as a result of improved operating leverage.

General and Administrative Expenses. General and administrative expenses increased $0.7 million, or 15.2%, to $5.3 million for 2010, as compared to $4.6 million for 2009. This increase was primarily the result of hiring additional management to support new restaurants. As a percentage of revenue, general and administrative expenses decreased to 5.6% in 2010, from 6.7% in 2009, due to improved operating leverage.

Marketing Costs. As a percentage of revenue, marketing costs decreased to 0.7% in 2010 from 0.8% in 2009. Marketing costs remained relatively flat as our marketing budget is generally targeted not to exceed the period’s proportionate amount of our marketing budget of 0.8% of sales.

Restaurant Pre-opening Costs. Restaurant pre-opening costs increased by $0.3 million, or 17.6%, to $2.0 million in 2010, from $1.7 million in 2009. The increase in restaurant pre-opening costs was due to the impact of opening six new restaurants in 2010, as compared to five new restaurants opened in 2009.

Depreciation and Amortization. Depreciation and amortization increased $1.2 million, or 80.0%, to $2.7 million in 2010, as compared to $1.5 million in 2009. As a percentage of revenue, depreciation and amortization expenses increased to 2.9% in 2010 from 2.2% in 2009. This percentage increase primarily resulted from additional depreciation associated with new equipment and leasehold improvements associated with our new restaurants.

Interest Expense. Interest expense increased $0.5 million, or 16.1%, to $3.6 million in 2010, from $3.1 million in 2009. The increase was due to higher average outstanding balances under our credit facilities. See “Description of Indebtedness” for additional information regarding our credit facilities.

Income Tax Expense. Income tax expense increased $0.3 million to $1.4 million in 2010, from $1.1 million in 2009. For the year ended December 26, 2010, the effective tax rate was 30.3% as compared to 28.9% for the year ended December 27, 2009. This increase is primarily related to a change in tax rates at the state level as we opened additional restaurants outside of Texas. The effective tax rate differs from the statutory rate of 34.0% primarily due to tax credits attributable to payroll taxes on employee tips.

Net Income. As a result of the foregoing, net income increased 22.2%, or $0.6 million, to $3.3 million for fiscal year 2010 from $2.7 million for fiscal year 2009. We had a net loss available to common stockholders of $2.3 million for fiscal year 2010 as compared to net income available to common stockholders of $33,000 for fiscal year 2009. The decrease in net income available to common stockholders resulted from the increase in undistributed earnings allocated to participating interests in fiscal 2010 as a result of the issuance of the series X preferred stock and the 20.0% annualized return on the series X preferred stock.

Liquidity

Our principal sources of cash are net cash provided by operating activities and borrowings under our $67.5 million senior secured credit facility, which we entered into on May 24, 2011. On March 21, 2012, we entered into a credit facility amendment to increase the available amount under the facility from $67.5 million to $92.5 million. As of March 25, 2012, we had approximately $25.7 million in cash and cash equivalents and approximately $10.1 million of availability under our senior secured credit facility. On April 6, 2012, we used approximately $22.4 million of cash and cash equivalents to repurchase shares of our common stock, series A preferred stock, series B preferred stock, and series X preferred stock in our stock repurchase. Our need for capital resources is driven by our restaurant expansion plans, ongoing maintenance of our restaurants, investment in our corporate and information technology infrastructure, obligations under our operating leases and interest payments on our debt. Based on our current growth plans, we believe our expected cash flows from operations, available borrowings under our senior secured credit facility and expected tenant incentives will be sufficient to finance our planned capital expenditures and other operating activities for the next twelve months.

Consistent with many other restaurant and retail chain store operations, we use operating lease arrangements for our restaurants. We believe that these operating lease arrangements provide appropriate leverage of our capital structure in a financially efficient manner. We have entered into operating leases with certain related parties with respect to six of our restaurants and our corporate headquarters. See “Certain Relationships and Related Party Transactions” for additional information about these operating leases. Currently, operating lease obligations are not reflected as indebtedness on our consolidated balance sheet.

Our liquidity may be adversely affected by a number of factors, including a decrease in customer traffic or average check per customer due to changes in economic conditions, as described elsewhere in this prospectus under the heading “Risk Factors.”

Cash Flows for Thirteen Weeks Ended March 27, 2011 and March 25, 2012

The following table summarizes the statement of cash flows for the thirteen weeks ended March 27, 2011 and March 25, 2012:

	MARCH 27, 2011	MARCH 25, 2012
	(In thousands)
Cash flows provided by operating activities	$4,369	$2,895
Cash flows used in investing activities	(4,915)	(6,601)
Cash flows provided by financing activities	106	26,573

Net increase in cash and cash equivalents	(440)	22,867

Cash and cash equivalents at beginning of period	3,337	2,827

Cash and cash equivalents at end of period	$2,897	$25,694

Operating Activities. Net cash provided by operating activities was $2.9 million for the thirteen weeks ended March 25, 2012, compared to $4.4 million for the thirteen weeks ended March 27, 2011. Our business is almost exclusively a cash business. Almost all of our receipts come in the form of cash and cash equivalents and a large majority of our expenditures are paid within a 30 day period. The decrease in net cash provided by operating activities in the first thirteen weeks of 2012 compared to the same period in 2011 was primarily due to a decrease in net income of $0.9 million, a decrease of $1.9 million in lease incentives, offset partially by higher non-cash expenses, including depreciation and amortization and an increase in accounts payable associated with eight additional restaurants.

Investing Activities. Net cash used in investing activities was $6.6 million for the thirteen weeks ended March 25, 2012, compared to $4.9 million for the thirteen weeks ended March 27, 2011. The increase in net cash used in investing activities resulted from a $1.7 million increase in capital expenditures related to equipment and the buildout or conversion of our new restaurants.

Financing Activities. Net cash provided by financing activities was $26.6 million for the first thirteen weeks of 2012, compared to $0.1 million of cash provided in the first thirteen weeks of 2011. On March 21, 2012, our wholly owned subsidiary, Chuy’s Opco, Inc. entered in to a credit facility amendment. In connection with the credit facility amendment, we borrowed an additional $25.0 million under our term A loan facility. We used the proceeds to (1) repurchase approximately $22.4 million of our common stock, series A preferred stock, series B preferred stock, and series X preferred stock on April 6, 2012, (2) pay a $2.0 million termination fee to terminate the advisory agreement with our Sponsor, and (3) pay approximately $0.6 million of transaction costs related to the credit facility amendment and the stock repurchase of shares of our common and preferred stock. Additionally, we increased our borrowings under the revolving credit facility by $2.3 million to fund new restaurant capital expenditures. On March 28 and May 11, 2012, we also borrowed $2.0 million and $2.5 million, respectively, under our delayed draw team B loan. We used these borrowings to fund new restaurant capital expenditures and to repay $1.5 million outstanding under our revolving credit facility.

As of March 25, 2012, we had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties. Additionally, we had no financing arrangements involving synthetic leases or trading activities involving commodity contracts.

Cash Flows For Year Ended December 27, 2009, Year Ended December 26, 2010 and Year Ended December 25, 2011

The following table summarizes the statement of cash flows for the years ended December 27, 2009, December 26, 2010 and December 25, 2011:

	FISCAL YEAR ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011
	(In thousands)
Cash flows provided by operating activities	$6,292	$11,752	$17,203
Cash flows used in investing activities	(15,588)	(16,646)	(20,682)
Cash flows provided by financing activities	9,750	6,169	2,969

Net increase in cash and cash equivalents	454	1,275	(510)

Cash and cash equivalents at beginning of period	1,608	2,062	3,337

Cash and cash equivalents at end of period	$2,062	$3,337	$2,827

Operating Activities. Net cash provided by operating activities was $17.2 million in 2011, compared to $11.8 million in 2010 and $6.3 million in 2009. The increase in net cash provided by operating activities in 2011, as compared to 2010 was $5.4 million. This increase was primarily due to $1.7 million increase in lease incentives, and an increase in accrued liabilities of $2.0 million as compared to the prior year and also higher non-cash costs, such as depreciation and amortization. The increase in net cash provided by operating activities in 2010, as compared to 2009 was $5.5 million. This increase was primarily due to a $2.8 million increase in lease incentives, as compared to prior year and also higher non-cash costs, such as depreciation and amortization and deferred income taxes.

Investing Activities. Net cash used in investing activities was $20.7 million in 2011, $16.6 million in 2010 and $15.6 million in 2009. We used cash primarily to purchase property and equipment and to make leasehold improvements related to our restaurant expansion plans. During 2009, we used $3.8 million to make the final contingent purchase price payment for Chuy’s Arbor Trails location. For additional information, see “Certain Relationships and Related Party Transactions—Purchase of Arbor Trails Restaurant.” The fluctuations in net cash used in investing activities for the periods presented is directly related to the number of new restaurants opened and in development during each period. In fiscal 2011, we opened eight new restaurants and, in fiscal years 2010 and 2009, opened six and five restaurants, respectively.

Financing Activities. Net cash provided by financing activities was $3.0 million in 2011, $6.2 million in 2010 and $9.8 million in 2009. On May 24, 2011, we replaced our $20.0 million credit facility with Wells Fargo Capital Finance, Inc. (“Wells Fargo Credit Facility”) and $10.0 million credit facility with HBK Investments L.P. (“HBK Credit Facility”) with a $67.5 million senior secured credit facility with GCI Capital Markets, General Electric Capital Corporation and a syndicate of other financial institutions. Among other things, we used the proceeds from our senior secured credit facility to repay the Wells Fargo Credit Facility and the HBK Credit Facility, to pay a $19.0 million dividend to our stockholders and to pay a $1.0 million special one-time cash bonus to certain members of our management. For more information about our credit facilities, see “Description of Indebtedness.” Net cash provided by financing activities in 2010 was primarily the result of $5.0 million in proceeds from the sale of our series X preferred stock in May 2010 and $0.4 million in proceeds from the sale of our common stock in December 2010 and $0.8 million in borrowings under our long-term debt facilities. Net cash provided by financing in 2010 decreased, as compared to 2009 due to a substantial reduction in our borrowings under our prior credit facilities, partially offset by the increase in capital contribution from the sale of our series X preferred stock and common stock in 2010. For additional information about the sales of our securities during 2010, see “Certain Relationships and Related Party Transactions – 2010 Stock Sale.” Net cash provided by financing activities in 2009 was primarily the result of borrowings, net of payments, of $9.5 million under the Wells Fargo Credit Facility.

Capital Resources

Long-Term Capital Requirements. Our capital requirements are primarily dependent upon the pace of our growth plan and resulting new restaurants. Our growth plan is dependent upon many factors, including economic conditions, real estate markets, restaurant locations and nature of lease agreements. Our capital expenditure outlays are also dependent on costs for maintenance and capacity addition in our existing restaurants as well as information technology and other general corporate capital expenditures.

The capital resources required for a new restaurant depend on whether the restaurant is a ground-up buildout or a conversion. We estimate that each ground-up buildout restaurant will require a total cash investment of $1.7 million to $2.5 million (net of estimated tenant incentives of between zero and $0.8 million). We estimate that each conversion will require a total cash investment of $2.0 million to $2.2 million. In addition to the cost of the conversion or ground-up buildout, we expect to spend approximately $350,000 to $400,000 per restaurant for restaurant pre-opening costs. We target a cash-on-cash return beginning in the third operating year of 40.0%, and a sales to investment ratio of 2:1 for our new restaurants. On average, returns on units opened since 2001 have exceeded these target returns in the second year of operations.

We expect that our capital expenditure outlays for 2012 will range between $16.7 million and $18.8 million, net of agreed upon tenant incentives and excluding approximately $2.6 million to $3.0 million of restaurant pre-opening costs for new restaurants that are not capitalized, of which we had spent $0.8 million for the thirteen weeks ended March 25, 2012. These capital expenditure estimates are based on average new restaurant capital expenditures of $2.1 million each for the opening of seven to eight new restaurants as well as $2.0 million to improve our existing restaurants and for general corporate purposes.

For 2013, we currently estimate capital expenditure outlays will range between $19.1 million and $21.2 million, net of agreed upon tenant incentives and excluding approximately $3.0 million to $3.4 million of restaurant pre-opening costs for new restaurants that are not capitalized. These capital expenditure estimates are based on average new restaurant capital expenditures of $2.1 million each for the opening of eight to nine new restaurants as well as $2.3 million to improve our existing restaurants and for general corporate purposes.

Based on our growth plans, we believe our combined expected cash flows from operations, available borrowings under our senior secured credit facility and expected tenant incentives will be sufficient to finance our planned capital expenditures and other operating activities in fiscal 2012.

Short-Term Capital Requirements. Our operations have not required significant working capital and, like many restaurant companies, we operate with negative working capital. Restaurant sales are primarily paid for in cash or by credit card, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages and supplies, therefore reducing the need for incremental working capital to support growth. We had net working capital of $19.5 million at March 25, 2012, compared to a net working capital deficit of $4.3 million at December 25, 2011. This increase in working capital was a result of the increased borrowings of $25.0 million on March 21, 2012, as result of the amendment to our senior secured credit facility. On April 6, 2012, approximately $22.4 million of the borrowings were used in the stock repurchase, reducing working capital by the same amount.

On May 24, 2011, our wholly owned subsidiary, Chuy’s Opco, Inc., entered into a $67.5 million senior credit facility with GCI Capital Markets LLC, as administrative agent and sole bookrunner, General Electric Capital Corporation, as syndication agent, and a syndicate of financial institutions and other entities with respect to a senior secured credit facility. The senior secured credit facility provides for (a) a revolving credit facility, (b) a term A loan, (c) a delayed draw term B loan, and (d) an incremental term loan. Except for the incremental term loan, all borrowings under our senior secured credit facility bear interest at a variable rate based on prime, federal funds or LIBOR plus an applicable margin based on our total leverage ratio. Interest is due at the end of each month if Chuy’s Opco, Inc. has selected to pay interest based on the Index Rate or at the end of each LIBOR period if Chuy’s Opco, Inc. has selected to pay interest based on LIBOR. As of March 25, 2012, we had borrowings under our term A loan and our revolving credit facility. We have elected a variable rate of interest based on LIBOR under our term A loan. Prior to this election, we paid a fixed rate of 10.0%. Following this election, our interest rate became 8.5%. As of September 1, 2012, provided our total leverage ratio falls below 2.0 to 1.0, our interest rate will be 7.0%.

Our senior secured credit facility, as amended, requires us to comply with certain financial tests, including:

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a maximum capital expenditures limitation per year in an aggregate amount of $22.0 million in 2012, $24.9 million in 2013, $27.7 million in 2014, $28.1 million in 2015 and $13.3 million for the remaining term of the loan in 2016; provided, however, that any unutilized portion of such capital expenditures, may be utilized in the immediately succeeding year limited to 50% of the total maximum expenditure amount of the previous year;

■

a minimum fixed charge coverage ratio for the four quarters then ended on or about March 31, 2012 of not less than 2.30:1.00, which ratio varies from 2.30:1.00 to 2.00:1.00 over the remaining term of the loan;

■

a maximum total leverage ratio for the four quarters then ended on or about March 31, 2012 of not more than 5.20:1.00, which ratio varies from 5.20:1.00 to 3.60:1.00 over the term of the loan and a maximum total leverage ratio of 2.75:1.00 after the completion of this offering; and

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a maximum lease adjusted leverage ratio for the four quarters then ended on or about March 31, 2012 of not more than 6.40:1.00, which ratio varies from 6.40:1.00 to 5.30:1.00 over the term of the loan.

As of March 25, 2012, we were in compliance with all covenants under our senior secured credit facility. Based on our capital expenditure plans, contractual commitments and cash flow from operations, we expect to be able to comply with these covenants in the near and long term.

Off-Balance Sheet Arrangements

As part of our on-going business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of March 25, 2012, we are not involved in any variable interest entities transactions and do not otherwise have any off-balance sheet arrangements.

Commitments and Contingencies

The following table summarizes contractual obligations at December 25, 2011 on an actual basis.

	PAYMENT DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Contractual Obligations
Long-Term Debt Obligations (1)	$76,129,247	$5,400,935	$11,040,450	$59,687,862	$—
Operating Lease Obligations (2)	95,408,935	7,414,939	15,395,634	15,896,138	56,702,225
Purchase Obligations (3)	9,584,613	9,584,613	—	—	—
Total	$181,122,795	$22,400,487	$26,436,084	$75,584,000	$56,702,225

(1)

Reflects principal and interest payments on term loan and revolver balances and fees on unused revolver commitments under our senior secured credit facility. In March 2012, we entered into an amendment to our senior secured credit facility, providing additional borrowings on the term A loan of $25.0 million. Long-term debt obligations (above) does not reflect our obligations under the new amendment we entered into in March 2012. In addition to the amount of long-term debt listed above, under our amended senior secured credit facility, we will be obligated to pay $1.9 million, $4.7 million and $27.4 million in the periods of less than one year, one to three years, and three to five years, respectively. Additionally, upon consummation of this offering, we will be required to make a mandatory prepayment of approximately $40.7 million under our senior secured credit facility. All amounts under the senior secured credit facility are due May 24, 2016.

(2)

Reflects the aggregate minimum lease payments for our restaurant operations and corporate office. Operating lease obligations excludes contingent rent payments that may be due under certain of our leases based on a percentage of sales.

(3)	Includes contractual purchase commitments for the purchase of goods related to system restaurant operations and commitments for construction of new restaurants.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses.

These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions. The following is a description of what we consider to be our most significant critical accounting policies.

Leases. We currently lease all of our restaurant locations. We evaluate each lease to determine its appropriate classification as an operating or capital lease for financial reporting purposes. All of our existing leases are classified as operating leases. We record the minimum lease payments for our operating leases on a straight-line basis over the lease term, including option periods which in the judgment of management are reasonably assured of renewal. The lease term commences on the date that we obtain control of the property, which is normally when the property is ready for tenant improvements. Contingent rent expense is based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of a defined amount. We use sales trends to estimate achievement of these defined amounts. We accrue contingent rent expense based on these estimated sales. Our lease costs will change based on the lease terms of our lease renewals as well as leases that we enter into with respect to our new restaurants.

Impairment of Long-Lived Assets. We review long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. The other factors and circumstances include changes in the economic environment, changes in the manner in which assets are used, unfavorable changes in legal factors or business climate, incurring excess costs in construction of the asset, overall restaurant operating performance and projections for future performance. These estimates result in a wide range of variability on a year to year basis due to the nature of the criteria. Negative restaurant-level cash flow over the previous 12-month period is considered a potential impairment indicator. In such situations, we evaluate future undiscounted cash flow projections in conjunction with qualitative factors and future operating plans. Our impairment assessment process requires the use of estimates and assumptions regarding future undiscounted cash flows and operating outcomes, which are based upon a significant degree of management’s judgment.

Based on this analysis, if the carrying amount of the assets is less than the estimated future cash flows, an impairment charge is recognized. In performing our impairment testing, we forecast our future undiscounted cash flows by looking at recent restaurant level performance, restaurant level operating plans, sales trends, and cost trends for cost of sales, labor and operating expenses. We believe that this combination of information gives us a fair benchmark to estimate future undiscounted cash flows. We compare this cash flow forecast to the asset’s carrying value at the restaurant. If the predicted future undiscounted cash flow does not exceed the long-lived asset’s carrying value, we impair the assets related to that restaurant on a pro-rata basis of the relative carrying values of the long-lived assets.

Continued economic deterioration within our respective markets may adversely impact consumer discretionary spending and may result in lower restaurant sales. Unfavorable fluctuations in our commodity costs, supply costs and labor rates, which may or may not be within our control, may also impact our operating margins. Any of these factors could as a result affect the estimates used in our impairment analysis and require additional impairment tests and charges to earnings. We continue to assess the performance of our restaurants and monitor the need for future impairment. There can be no assurance that future impairment tests will not result in additional charges to earnings.

Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are not amortized but are tested annually on the first day of the fourth quarter, or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit (including goodwill) to that reporting unit’s fair value. If the operating unit’s estimated fair value exceeds the reporting unit’s carrying value, no impairment of goodwill exists. If the fair value of the unit does not exceed the unit’s carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit’s goodwill, an impairment charge is recorded for the difference.

Similarly, the impairment evaluation for indefinite life intangible assets includes a comparison of the asset’s carrying value to the asset’s fair value. Fair value is estimated primarily using future discounted cash flow projections in conjunction with qualitative factors and future operating plans. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The Company also annually evaluates intangible assets that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

At December 25, 2011, none of the Company’s intangible assets or goodwill were impaired.

Income Tax. Income tax provisions consist of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized when management considers the realization of those assets in future periods to be more likely than not. Future taxable income, adjustments in temporary difference, available carryforward periods and changes in tax laws could affect these estimates.

Stock-Based Compensation. Compensation cost for stock options granted is determined based on the fair value of the option at the date of grant and is recognized, net of estimated forfeitures, over the award’s requisite service period on a straight-line basis. We use the Black-Scholes valuation model to determine the fair value of our stock options, which requires assumptions to be made regarding our stock price volatility, the expected life of the award, risk-free interest rate, and expected dividend rates. The volatility assumptions were derived from the volatilities of comparable public restaurant companies. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors which become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

One significant factor in determining the fair value of our options, when using the Black-Scholes option pricing model, is the fair value of the common stock underlying those stock options. We have been a private company with no active public market for our common stock. Therefore, the fair value of the common stock underlying our stock options was determined by our board of directors, which intended to grant all stock options with an exercise price per share not less than the per share fair value of our common stock underlying those options on the date of grant. We have determined the estimated per share fair value of our common stock on a quarterly basis using contemporaneous valuations by our board of directors based upon information available to it at the time of the valuations. The fair value of our common stock was based on an analysis of relevant metrics, including the following:

■	the rights, privileges and preferences of our convertible preferred stock;

■	our operating and financial performance;

■	the hiring of key personnel;

■	the risks inherent in the development and expansion of our restaurants;

■	the fact that the option grants involve illiquid securities in a private company;

■	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company; and

■	an estimated enterprise value determined by applying a consistent multiple to our earnings before interest, taxes, depreciation and amortization, or EBITDA.

In addition, our board of directors has obtained periodic contemporaneous valuation studies from an independent third-party valuation firm. In performing its valuation analysis, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements and reviewed our corporate documents. In addition, these valuation studies were based on a number of assumptions, including industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation. Third-party valuations were performed on each of December 31, 2010, June 30, 2011, September 30, 2011 and December 31, 2011 using generally accepted valuation methodologies.

Since June 27, 2010, we granted 54,596 options on January 1, 2011 at an exercise price of $10.84, which was equal to the estimated fair value of our underlying common stock at that date. Additionally, on April 10, 2012, we issued options to purchase up to 48,938 and 7,250 shares of common stock, to Jon Howie, our Chief Financial Officer, and Ira Zecher, a member of our board of directors, respectively, under the Amended and Restated 2006 Stock Option Plan. The options have an exercise price of $13.54.

Based upon the initial public offering price of $13.00 per share, the aggregate intrinsic value of stock options outstanding as of March 25, 2012 was approximately $8.3 million, of which approximately $6.8 million related to vested stock options and approximately $1.5 million related to unvested stock options.

Recent Accounting Pronouncements

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. For additional information about recent accounting pronouncements that apply to us, see Note 1 to our consolidated financial statements.

Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant customers. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

Many of our restaurant staff members are paid hourly rates related to the federal minimum wage. In fiscal 2007, Congress enacted an increase in the federal minimum wage implemented in two phases, beginning in fiscal 2007 and concluding in fiscal 2009. In addition, numerous state and local governments increased the minimum wage within their jurisdictions, with further state minimum wage increases going into effect in fiscal 2010. Certain operating costs, such as taxes, insurance and other outside services continue to increase with the general level of inflation or higher and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that all future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our restaurant customers without any resulting changes in their visit frequencies or purchasing patterns. A majority of the leases for our restaurants provide for contingent rent obligations based on a percentage of revenue. As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term indebtedness. Our principal interest rate exposure relates to loans outstanding under our senior secured credit facility that we entered into in May 2011. As of July 1, 2011, we made an interest rate election and, as a result, all outstanding indebtedness under our senior secured credit facility bears interest at a variable rate based on LIBOR. We currently have a LIBOR floor on our senior secured credit facility of 1.5%, giving us an effective interest rate on these borrowings as of March 25, 2012 of 8.5%. Based on the prepayment of $69.0 million under our senior secured credit facility in conjunction with the initial public offering and an initial public offering price of $13.00 per share, each quarter point change in interest rates on the variable portion of indebtedness under our senior secured credit facilities would not result in any change to our interest expense on an annual basis as long as the resulting LIBOR rate is below our current LIBOR floor.

Commodity Price Risk

We are exposed to market price fluctuation in food product prices. Given the historical volatility of certain of our food product prices, including produce, chicken, beef and cheese, these fluctuations can materially impact our food and beverage costs. While we have taken steps to enter into long term agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control.

Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. Dairy costs can also fluctuate due to government regulation. Because we typically set our menu prices in advance of our food product prices, we cannot immediately take into account changing costs of food items. To the extent that we are unable to pass the increased costs on to our customers through price increases, our results of operations would be adversely affected. We do not use financial instruments to hedge our risk to market price fluctuations in our food product prices at this time.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 29, 2013. Our independent public registered accounting firm will first be required to attest to the effectiveness of our internal control over financial reporting for our Annual Report on Form 10-K for the first year we are no longer an “emerging growth company”.

BUSINESS

Business Overview

Chuy’s is a fast-growing, full-service restaurant concept offering a distinct menu of authentic, freshly-prepared Mexican and Tex Mex inspired food. We were founded in Austin, Texas in 1982 by Mike Young and John Zapp and, as of March 25, 2012, we operated 32 Chuy’s restaurants across Texas, Tennessee, Kentucky, Alabama, Indiana, Georgia and Oklahoma, with an average unit volume of $5.0 million for our 18 comparable restaurants for the twelve months ended March 25, 2012. Our restaurants have a common décor, but we believe each location is unique in format, offering an “unchained” look and feel, as expressed by our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” We believe our restaurants have an upbeat, funky, eclectic, somewhat irreverent atmosphere while still maintaining a family-friendly environment. We are committed to providing value to our customers through offering generous portions of made-from-scratch, flavorful Mexican and Tex Mex inspired dishes. We believe our employees are a key element of our culture and sets the tone for a fun, family-friendly atmosphere with attentive service. We believe the Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and our customers’ restaurant experience.

We have grown the total number of Chuy’s restaurants from eight locations as of December 30, 2007 to 32 locations as of March 25, 2012, representing a compound annual growth rate of 38.6%. We have opened five restaurants year-to-date in 2012, and plan to open an additional two to three restaurants by the end of the year. From fiscal year 2007 to the twelve months ended March 25, 2012, our annual revenue increased from $42.1 million to $138.9 million and our Adjusted EBITDA increased from $5.7 million to $20.6 million, representing compounded annual growth rates of 32.4% and 35.3%, respectively. Over the same period, our net income (loss) increased from ($0.9 million) to $2.6 million. For fiscal year 2011, our net income was $3.5 million and for the thirteen weeks ended March 25, 2012, our net income was $0.4 million. For fiscal years 2007, 2008, 2009, 2010 and 2011, our annual revenue was $42.1 million, $51.9 million, $69.4 million, $94.9 million, and $130.6 million, respectively, reflecting growth rates of 4.7%, 23.3%, 33.7%, 36.7% and 37.6%, respectively, as compared to the corresponding prior year. For fiscal years 2007, 2008, 2009, 2010 and 2011, our Adjusted EBITDA was $5.7 million, $7.3 million, $10.3 million, $13.4 million, and $18.9 million, respectively, reflecting growth rates of 6.5%, 28.1%, 41.1%, 30.1% and 41.0%, respectively, as compared to the corresponding prior year. For a reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see footnote 6 to “—Summary Historical Financial and Operating Data.” Our change in comparable restaurant sales has outperformed the KNAPP-TRACK™ index of casual dining restaurants for each of the last five years. In our most recent quarterly period ended March 25, 2012, comparable restaurant sales increased 2.6% over the same period from the prior year. We believe the broad appeal of the Chuy’s concept, historical unit economics and flexible real estate strategy enhance the portability of our concept and provide us opportunity for continued expansion.

Our core menu was established using recipes from family and friends of our founders, and has remained relatively unchanged over the years. We offer the same menu during lunch and dinner, which includes enchiladas, fajitas, tacos, burritos, combination platters and daily specials, complemented by a variety of appetizers, soups and salads. Each of our restaurants also offers a variety of homemade sauces, including the signature Hatch green chile and creamy jalapeño sauces, all of which we make from scratch daily in each restaurant. These sauces are a key element of our offering and provide our customers with an added ability to customize their orders. Our menu offers considerable value to our customers, with only three out of 49 menu items priced over $10.00. We also offer a full-service bar in all of our restaurants providing our customers a wide variety of beverage offerings, featuring a selection of specialty cocktails including our signature on-the-rocks margaritas made with fresh, hand-squeezed lime juice and the Texas Martini, a made-to-order, hand-shaken cocktail served with jalapeño-stuffed olives. The bar represents an important aspect of our concept, where customers frequently gather prior to being seated. For the twelve months ended March 25, 2012, alcoholic beverages constituted 19.5% of our total restaurant sales.

We strive to create a unique and memorable customer experience at each of our locations. While the layout in each of our restaurants varies, we maintain distinguishable elements across our locations, including hand-carved, hand-painted wooden fish imported from Mexico, a variety of vibrant Mexican folk art, a “Nacho Car” that provides complimentary chips, salsa and chile con queso in the trunk of a classic car, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile and festive metal palm trees. Our restaurants range in size from 5,300 to 12,500 square feet, with seating for approximately 225 to 400 customers. Nearly all of our restaurants feature outdoor patios. We design our restaurants to have flexible seating arrangements that allows us to cater to families and parties of all sizes. Our brand strategy of having an “unchained” look and feel allows our restaurants to establish their own identity and provides us with a flexible real estate model. Our site selection process is focused on conversions of existing restaurants as well as new ground-up prototypes in select locations. Our restaurants are open for lunch and dinner seven days a week. We serve approximately 7,500 customers per location per week or 400,000 customers per location per year, on average, by providing high-quality, freshly prepared food at a competitive price point. We believe that many of Chuy’s frequent customers visit one of our restaurants multiple times per week.

Our Business Strengths

Over our 30-year operating history, we have developed and refined the following strengths:

Fresh, Authentic Mexican and Tex Mex Inspired Cuisine. Our goal is to provide unique, authentic Mexican and Tex Mex inspired food using only the freshest ingredients. We believe we serve authentic Mexican and Tex Mex inspired food based on our recipes, ingredients, cooking techniques and food pairings, which originated from our founders’ friends and families from Mexico, New Mexico and Texas. Every day in each restaurant, we roast and hand pull whole chickens, hand roll fresh tortillas, squeeze fresh lime juice and prepare fresh guacamole from whole avocados. In addition, we make all nine to eleven of our homemade sauces daily using high-quality ingredients. We believe this commitment to made-from-scratch, freshly prepared cooking results in great tasting, high-quality food, a sense of pride among our restaurant employees and loyalty among our customers. Some of our kitchen managers travel to Hatch, New Mexico every summer to hand-select batches of our green chiles. We believe our commitment to serving high-quality food is also evidenced by us serving only Choice quality beef and fresh ingredients. We believe our servers and kitchen staff are highly proficient in executing the core menu and capable of satisfying large quantities of custom orders, as the majority of our orders are customized.

Considerable Dining Value with Broad Customer Appeal. We are committed to providing value to our customers through offering generous portions of flavorful Mexican and Tex Mex inspired dishes using fresh, high-quality ingredients. We believe our menu offers a considerable value proposition to our customers, with only three out of our 49 menu items priced over $10.00. Further highlighting our value proposition, for the twelve months ended March 25, 2012, our average check was $12.99. Through our training programs, we train our employees to make sure that each plate is prepared according to our presentation and recipe standards.

Although our core demographic is ages 21 to 44, we believe our restaurants appeal to a broad spectrum of customers and will continue to benefit from trends in consumers’ preferences. We believe consumers are craving bold, spicy and flavorful foods, like those featured in our core offering. Additionally, we believe our brand appeals to a wide demographic and will continue to benefit from the growing demand for fresh, authentic Mexican and Tex Mex inspired food and a fun, festive dining experience. We believe we are also an attractive venue for families and other large parties, and consider many of our restaurants to be destination locations, drawing customers from as far as 30 miles away. We locate our restaurants in high-traffic locations to attract primarily local patrons with limited reliance on business travelers.

Upbeat Atmosphere Coupled with Irreverent Brand Helps Differentiate Concept. As stated in our motto “If you’ve seen one Chuy’s, you’ve seen one Chuy’s!” each of our restaurants is uniquely designed. However, most share a few common elements—hand-carved, hand-painted wooden fish, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile, palm trees crafted from scrap metal and a variety of colorful Mexican folk art. Much of this décor, including all of the wooden fish and painted tiles, is sourced from vendors in Mexican villages that have partnered with us for decades. Additionally, virtually all restaurants feature a complimentary self-serve “Nacho Car,” a hollowed-out, customized classic car trunk filled with fresh chips, salsa, chile con queso and more.

We believe these signature elements, combined with attentive service from our friendly and energetic employees create an upbeat ambience with a funky, eclectic and somewhat irreverent atmosphere. Our restaurants feature a fun mix of rock and roll rather than traditional Mexican-style music, which we believe helps to provide an energetic customer experience. We also believe that each restaurant reflects the character and history of its individual community. Many of our restaurants have added unique, local elements such as a special wall of photos featuring customers with their friends, families and dogs. We believe this has allowed our customers to develop a strong sense of pride and ownership in their local Chuy’s.

Deep Rooted and Inspiring Company Culture. We believe the Chuy’s culture is one of our most valuable assets, and we are committed to preserving and continually investing in our culture and restaurant experience. Since our founding in 1982, we believe we have developed close personal relationships with our customers, employees and vendors. We emphasize a fun, passionate and authentic culture and support active social responsibility and involvement in local communities. We regularly sponsor a variety of community events including our annual Chuy’s Children Giving to Children Parade, Chuy’s Hot to Trot 5K and other local charitable events. We believe our employees and customers share a unique energy and passion for our concept. We are proud of our annual employee turnover rate at comparable restaurants, which as of March 25, 2012, was 19.8% for managers and 69.3% for hourly employees and our goal of promoting 40% of restaurant-level managers from within, as well as our solid base of repeat customers.

In order to retain our unique culture as we grow, we invest significant time and capital into our training programs. We devote substantial resources to identifying, selecting and training our restaurant-level employees. We typically have ten in-store trainers at each existing location who provide both front- and back-of-the-house training on site as well as two training coordinators that lead new restaurant training. We also have an approximately 20-week training program for all of our restaurant managers, which consists of an average of 11 weeks of restaurant training and eight to nine weeks of “cultural” training, in which managers observe our established restaurants’ operations and customer interactions. We believe our focus on cultural training is a core aspect of our company and reinforces our commitment to the Chuy’s brand identity. In conjunction with our training activities, we hold “Culture Clubs” four times or more per year, as a means to fully impart the Chuy’s story through personal appearances by our founders Mike Young and John Zapp.

Flexible Business Model with Industry Leading Unit Economics. We have a long standing track record of consistently producing high average unit volumes relative to competing Mexican concepts, as well as established casual dining restaurants. For the twelve months ended March 25, 2012, our comparable restaurants generated average unit volumes of $5.0 million, with our highest volume restaurant generating $7.7 million and our lowest volume restaurant generating $3.7 million. We maintain strong Restaurant-Level EBITDA margins at our comparable restaurants, which for the twelve months ended March 25, 2012 represented 21.2% of revenues. We have opened and operated restaurants in Texas, the Southeast and the Midwest and achieved attractive rates of return on our invested capital, providing a strong foundation for expansion in both new and existing markets. Under our investment model, our new restaurant openings have historically required a net cash investment of approximately $1.7 million. For our new unit openings, we estimate that each ground-up buildout of our prototype will require a total cash investment of $1.7 million to $2.5 million (net of estimated tenant incentives of between zero and $0.8 million). We estimate that each conversion will require a total cash investment of $2.0 million to $2.2 million. We target a cash-on-cash return beginning in the third operating year of 40.0%, and a sales to investment ratio of 2:1. On average, returns on new units opened since 2001 have exceeded these target returns in the second year of operations.

Experienced Management Team. We are led by a management team with significant experience in all aspects of restaurant operations. Our senior management team has an average of approximately 29 years of restaurant experience and our 32 general managers, as of March 25, 2012, have an average tenure at Chuy’s of more than seven years. In 2007, we hired our CEO and President, Steve Hislop. Mr. Hislop is the former President of O’Charley’s Restaurants, where he spent 19 years performing a variety of functions, including serving as Concept President and a member of the board of directors, and helped grow the business from 12 restaurants to a multi-concept company with 347 restaurants during his tenure. Since Mr. Hislop’s arrival in 2007, we have accelerated our growth plan and opened 24 new restaurants, as of March 25, 2012, and entered six new states.

Our Business Strategies

Pursue New Restaurant Development. We plan to open new restaurants in both established and adjacent markets across Texas, the Southeast and the Midwest where we believe we can achieve high unit volumes and attractive unit level returns. We believe the broad appeal of the Chuy’s concept, historical unit economics and flexible real estate strategy enhance the portability of our concept and provide us opportunity for continued expansion. Our new restaurant development will consist primarily of conversions of existing structures, with ground up construction of our prototype in select locations.

We have built a scalable infrastructure and have grown our restaurant base through a challenging economic environment. In 2009, we opened five new restaurants, including our first restaurant outside of Texas in Nashville, Tennessee, as well as our first small market restaurant in Waco, Texas. In 2010, we opened six new restaurants including three locations outside of Texas: Murfreesboro, Tennessee; Birmingham, Alabama; and Louisville, Kentucky. In 2011, we opened eight new restaurants, including our first restaurants in Indiana and Georgia. Each of these restaurants opened at high unit volumes with attractive returns and provides us a platform to continue our growth. Our restaurants opened since 2001 that have been in operations for more than two years have generated average cash-on-cash returns of greater than 40.0% in the second year of operations. We have opened five restaurants year-to-date in 2012, including our first restaurants in Oklahoma and Florida, and plan to open an additional two to three restaurants by the end of the year. From January 1, 2012 through the end of 2016, we expect to open a total of 50 to 55 new restaurants.

Deliver Consistent Comparable Restaurant Sales Through Providing High-Quality Food and Service. We believe we will be able to generate comparable restaurant sales growth by consistently providing an attractive price/value proposition for our customers with excellent service in an upbeat atmosphere. We remain focused on delivering freshly prepared, authentic, high-quality Mexican and Tex Mex inspired cuisine at a considerable value to our customers. Though the core menu will remain unchanged, we will continue to explore potential additions as well as limited time food and drink offerings. Additionally, we will continue to promote our brand and drive traffic through local marketing efforts and charity events such as the Chuy’s Hot to Trot 5K and the Chuy’s Children Giving to Children Parade, as well as our line of eclectic t-shirts.

Additionally, we prioritize customer service in our restaurants, and will continue to invest significantly in ongoing training of our employees. In addition to our new manager training program and at least quarterly “Culture Clubs,” 20 to 24 of our trainers are dispatched to open new restaurants and ensure a solid foundation of customer service, food preparation and our cultured environment. We believe these initiatives will help enhance customer satisfaction, minimize wait times and help us serve our customers more efficiently during peak periods, which we believe is particularly important at our restaurants that operate at or near capacity.

Leverage Our Infrastructure. In preparation for our new restaurant development plan, we have made investments in our infrastructure over the past several years. We believe we now have the corporate and restaurant-level supervisory personnel in place to support our growth plan for the foreseeable future without significant additional investments in infrastructure. Therefore, we believe that as the restaurant base grows, our general and administrative costs will increase at a slower growth rate than our revenue. Additionally, we foresee relatively minimal increases in marketing spend as we enter new markets, as the majority of our marketing is done through non-traditional channels such as community events, charity sponsorships, social media and word-of-mouth from our devoted followers, as well as partnerships with local public relations firms.

At March 25, 2012, we had $82.3 million of outstanding indebtedness, and after giving effect to this offering, we would have had $13.3 million of outstanding indebtedness. There is no guarantee that we will be successful in servicing our indebtedness while implementing aspects of our growth strategy, including with respect to the rate at which we open new restaurants or our ability to improve margins and increase earnings. See “Risk Factors” in this prospectus for risks associated with our ability to service our indebtedness and execute our growth strategy.

Real Estate

As of March 25, 2012, we leased 38 locations, of which 32 are free-standing restaurants and six are end-cap or in-line restaurants in Class A locations. Of these locations, six are scheduled to open by the end of 2012. End-cap restaurants are highly visible locations at one of the ends of a retail development whereas in-line restaurants are locations that are between multiple retail locations within a development. Class A locations are upscale properties with easily identifiable locations and convenient access that are surrounded by other upscale properties. Our restaurants range in size from approximately 5,300 to 12,500 square feet, averaging approximately 8,000 square feet with seating capacity for approximately 225 to 400 customers. Since the beginning of 2008, we have opened 28 new restaurants. Since our inception in 1982, we have moved two locations and closed three locations and we have not moved or closed a location since 2004. All of our leases provide for base (fixed) rent, plus the majority provide for additional rent based on gross sales (as defined in each lease agreement) in excess of a stipulated amount, multiplied by a stated percentage. A significant percentage of our leases also provide for periodic escalation of minimum annual rent either based upon increases in the Consumer Price Index or a pre-determined schedule. The initial lease terms range from 10 to 20 years, with renewal options for 5 to 20 additional years. Typically, our leases are 10 or 15 years in length with 2, 5-year extension options. The initial terms of our leases currently expire between 2016 and 2031. We are also generally obligated to pay certain real estate taxes, insurances, common area maintenance charges and various other expenses related to the properties. Our corporate headquarters is also leased and is located at 1623 Toomey Road, Austin, Texas 78704. For additional information about certain facilities, including our corporate headquarters and six of our restaurant locations, we rent from related parties, see “Certain Relationships and Related Party Transactions.” For additional information regarding our leases, see “—Properties.”

Site Selection Process

We have developed a targeted site acquisition and qualification process incorporating management’s experience as well as extensive data collection, analysis and interpretation. We are actively developing restaurants in both new and existing markets, and we will continue to expand in selected regions throughout the U.S. We have an agreement with a master broker, Foremark, which identifies and works with a local broker to conduct preliminary research regarding a location. The preliminary research includes an analysis of traffic patterns, parking, access, demographic characteristics, population density, level of affluence, consumer attitudes or preferences and current or expected co-retail and restaurant tenants. Foremark then presents potential sites to our Vice President of Real Estate and Development. If our financial criteria for the site are satisfied, our Vice Presidents of Operations and Chief Executive Officer visit the site and, subject to board approval, our management negotiates the lease. The key criteria we have for a site is that the population within a three mile radius of the restaurant has a high concentration of our target demographic, which is persons ages 21 to 44 and persons with income ranges between $60,000 and $85,000 per year that dine out frequently. We also prefer locations with high visibility, especially in a new market, and ample parking spaces.

We seek to identify sites that contribute to our “If you’ve seen one Chuy’s, you’ve seen one Chuy’s” vision, meaning no two restaurants are alike. As we do not have standardized restaurant requirements with respect to size, location or layout, we are able to be flexible in our real estate selection process. In line with this strategy, we prefer to identify a combination of conversion sites as well as ground-up prototypes.

Design

After identifying a lease site, we commence our restaurant buildout. We strive to create a unique and memorable customer experience at each of our locations. While the layout in each of our restaurants varies, we maintain certain distinguishable elements across virtually all locations – hand-carved, hand-painted wooden fish imported from Mexico, a variety of vibrant Mexican folk art, a “Nacho Car” that provides complimentary chips, salsa and chile con queso in the trunk of a classic car, vintage hubcaps hanging from the ceiling, colorful hand-made floor and wall tile and festive metal palm trees. Nearly all of our restaurants feature outdoor patios. Additionally, our flexible seating arrangements allow us to cater to families and parties of all sizes including larger groups, which we believe is a key differentiator from other casual dining operators.

Our new restaurants are either ground-up prototypes or conversions. We estimate that each ground-up buildout restaurant will require a total cash investment of $1.7 million to $2.5 million (net of estimated tenant incentives of between zero and $0.8 million). We estimate that each conversion will require a total cash investment of $2.0 million to $2.2 million. The flexibility of our concepts has enabled us to open restaurants in a wide variety of locations, including high-density residential areas and near shopping malls, lifestyle centers and other high-traffic locations. On average, it takes us approximately 12 to 18 months from identification of the specific site to opening the doors for business. In order to maintain consistency of food and customer service as well as the unique atmosphere at our restaurants, we have set processes and timelines to follow for all restaurant openings.

The development and construction of our new sites is the responsibility of our Vice President of Real Estate and Development. Several project managers are responsible for building the restaurants, and several staff members manage purchasing, budgeting, scheduling and other related administrative functions.

New Restaurant Development

We have opened 24 new locations since the beginning of 2008 through March 25, 2012, and our management believes we are well-positioned to continue this growth through our new restaurant pipeline, which includes locations currently under development and with respect to which we are actively negotiating letters of intent. We maintain a commitment to capitalizing on opportunities and realizing efficiencies in our existing markets while also pursuing attractive locations in new markets. We seek to identify new markets in which we believe there is capacity for us to open multiple restaurants. From January 1, 2012 through the end of 2016, we expect to open a total of 50 to 55 new restaurants.

Restaurant Operations

We currently have seven supervisors that report directly to one of our two Vice Presidents of Operations, who in turn each report to our Chief Executive Officer. Each supervisor oversees the operations of four or five restaurants in their respective geographic areas. The staffing at our restaurants typically consists of a general manager, a kitchen manager and four to six assistant managers. In addition, each of our restaurants employs approximately 120 hourly employees.

Sourcing and Supply

Our procurement team consists of our Vice President of Real Estate and Development and our Director of Purchasing and his team, which have been sourcing and purchasing our food and other supply products for over 24 years. We rely on two regional distributors, Labatt Foodservice in Texas and Oklahoma and Merchants Distributors in the Southeastern United States, and various suppliers to provide our beef, cheese, beans, soybean oil, beverages and our groceries. Our distributors deliver supplies to each restaurant two to three times each week. Our distributor relationships with Labatt Foodservice and Merchants have been in place for approximately eleven and two years, respectively, and the distributors cover 24 and 8 locations, respectively, as of March 25, 2012. Labatt Foodservice serves as our lead distributor, including managing our distribution services from Merchants Distributors and, in certain cases, assisting us in entering into contracts with our suppliers to lock in prices for certain products for up to one year. For our chicken products, we rely on three suppliers for our Southeast locations and Martin Brothers Distributing, as our sole supplier in Texas and Oklahoma. For our green chiles, we contract to buy, through our supplier, Bueno Foods of Albuquerque, New Mexico, chiles from a group of farmers in New Mexico each year, which we have the right to select under our agreement. If the farmers are unable or do not supply a sufficient amount of green chiles or if we need chiles out of season, we purchase the excess amount from the general supply of Bueno Foods. Each restaurant, through its general manager and kitchen manager, purchases its produce locally. We are currently evaluating entering into an agreement to purchase our produce through a produce buying group. Changes in the price or availability of certain food products could affect the profitability of certain food items, our ability to maintain existing prices and our ability to purchase sufficient amounts of items to satisfy our customers’ demands.

We are currently under contract with our principal non-alcoholic beverage provider through 2014. Our ability to arrange national distribution of alcoholic beverages is restricted by state law; however, where possible, we negotiate directly with spirit companies and/or regional distributors. We also contract with a third-party provider to source, maintain and remove our cooking shortening and oil systems.

Food Safety

Providing a safe and clean dining experience for our customers is essential to our mission statement. We have taken steps to control food quality and safety risks, including designing and implementing a training program for our kitchen staff, employees and managers focusing on food safety and quality assurance. In addition, to minimize the risk of food-borne illness, we have implemented a Hazard Analysis and Critical Control Points (“HACCP”) system for managing food safety and quality. Currently, a few of the jurisdictions in which we operate have implemented these new guidelines and we expect that additional jurisdictions will implement these guidelines in the near future. We also consider food safety and quality assurance when selecting our distributors and suppliers. Our suppliers are inspected by federal, state and local regulators or other reputable, qualified inspection services, which helps ensure their compliance with all federal food safety and quality guidelines.

Building Our Brand

We believe our restaurants appeal to a broad spectrum of customers due to our freshly-prepared food offering, attentive service and festive dining experience. Our target demographic is persons ages 21 to 44 and persons within the income range of $60,000 to $85,000 per year that dine out frequently. We aim to build our brand image and awareness while retaining local neighborhood relationships by increasing the frequency of visits by our current customers and attracting new customers. We primarily foster relationships with local schools, chambers of commerce, businesses and sports teams through hosting tasting events and partnering in and sponsoring local charity events. Our marketing strategy also focuses on generating significant brand awareness at new restaurant openings.

Local Brand Building

A key aspect of our local restaurant marketing/branding strategy is developing community relationships with residents, local schools, hotels and chambers of commerce. Our restaurant managers are closely involved in developing and implementing the majority of our local restaurant marketing/branding programs.

Since our founding in 1982, Chuy’s success has stemmed from close personal relationships with our customers, employees and vendors. We believe the Chuy’s culture, which emphasizes fun and authenticity while fostering social responsibility and involvement in local communities, is one of our most valuable assets, and we are committed to preserving and continually investing in it.

We regularly hold a variety of community events. Each spring, we host the Chuy’s Annual Hot to Trot 5K and Kid’s K at our Arbor Trails location, which benefits the Special Olympics of Texas. During the winter holidays, we sponsor the Chuy’s Children Giving to Children Parade, which collects toys for the Blue Santa program. The Blue Santa program gives gifts and holiday meals to needy families in Central Texas. With respect to our locations outside of Texas, we participate in and sponsor several community events across all of our locations, specifically focusing on helping children’s charities. For example, we participated in the BrightStone Golf Benefit in Cool Springs, Tennessee, the Magic City Mile in Birmingham, Alabama and the Kosair Charities Circus in Louisville, Kentucky. To celebrate one of our signature ingredients, the Hatch green chile, we hold an annual Green Chile Festival in all of our restaurants during the August and September harvest, with special menu items featuring Hatch chiles and promotional give-aways.

New Restaurant Openings

We have developed a marketing/branding strategy that we use in connection with new restaurant openings to help build local brand recognition and create a “buzz.” We start off by establishing a visual presence through such means as installing one of our emblematic red fish on the top of our new location and staging Elvis sightings in the area surrounding our new location. During that time, we also try to become active in the local community by, for example, joining the chamber of commerce and meeting local community leaders. In new markets, we generally host a pre-opening party called a “Redfish Rally” after our emblematic red fish for our social media fans and local Texas Exes (University of Texas at Austin alumni group), a group that is generally familiar with and displays an affinity for our concept. During our “Redfish Rallies”, we serve our food and margaritas and give away free Chuy’s merchandise.

We use the pre-opening period for our new restaurants as an opportunity to reach out to various media outlets as well as the local community. We retain local, niche marketing groups to assist us with addressing the local market, establishing relationships with local charities and gaining brand recognition. To promote new openings, we employ a variety of marketing techniques in addition to issuing press releases, launching direct mail campaigns, and e-marketing, such as hosting concierge parties, training lunches and dinners and food tastings with local residents, media, community leaders and businesses.

E-Marketing & Social Media

We have increased our use of e-marketing tools, which enables us to reach a significant number of people in a timely and targeted fashion at a fraction of the cost of traditional media. We believe our customers are generally frequent Internet users and will use social media to share dining experiences. We have set up four Facebook pages, including our corporate page and three local market pages, that we use to engage with customers. We also have a mailing list that allows us to send customers updates about events at their local Chuy’s.

Training and Employee Programs

We devote significant resources to identifying, selecting and training restaurant-level employees, with an approximately 20-week training program for all of our restaurant managers that includes an average of 11 weeks of restaurant training and eight to nine weeks of “cultural” training, in which managers observe our established restaurants’ operations and customer interactions. We conduct comprehensive training programs for our management, hourly employees and corporate personnel. Our training program covers leadership, team building, food safety certification, alcohol safety programs, customer service philosophy training, sexual harassment training and other topics. In conjunction with our training activities, we hold “Culture Clubs” four times or more per year, as a means to fully impart the Chuy’s story through personal appearances by our Founders.

Our training process in connection with opening new restaurants has been refined over the course of our experience. Trainers oversee and conduct both service and kitchen training and are on site through the first two weeks of opening and remain on site for two to three additional weeks as needed and depending on unit volumes during the initial weeks. We have one front- and one back-of-the-house training coordinator, and these training coordinators remain on-site to manage the opening for approximately the same period as our other trainers. The lead and other trainers assist in opening new locations and lend support and introduce our standards and culture to the new team. We believe that hiring the best available team members and committing to their training helps keep retention high during the restaurant opening process.

Management Information Systems

At all of our restaurants, we use Hospitality Solutions International for our point-of-sale system, which manages our credit card transactions. This software communicates directly with our corporate headquarters and provides headquarters with near real-time information about restaurant level performance and sales. We are currently rolling out a new enterprise resource planning software program, Restaurant Magic, to all of our locations. This program will manage our scheduling, general ledger, accounts payable, payroll, inventory, purchasing and human resources information, and will communicate that information to our headquarters to provide visibility on restaurant level operations. Once Restaurant Magic is fully implemented, we will no longer use our back-office software that we license from Banana Peel, LLC. We expect that we will complete the implementation of Restaurant Magic during the third quarter of 2012. For additional information regarding our license agreement with Banana Peel, see “Certain Relationships and Related Party Transactions.”

Government Regulation

We are subject to numerous federal, state and local laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of government authorities, which may include alcoholic beverage control, nutritional information disclosure, health, sanitation, environmental, zoning and public safety agencies in the state or municipality in which the restaurant is located.

For the twelve months ended March 25, 2012, 19.5% of our total restaurant sales were attributable to alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities, for licenses and permits to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be subject to penalties, temporary suspension or revocation for cause at any time. Alcoholic beverage control regulations impact many aspects of the daily operations of our restaurants, including the minimum ages of patrons and staff members consuming or serving these beverages, respectively; staff member alcoholic beverage training and certification requirements; hours of operation; advertising; wholesale purchasing and inventory control of these beverages; the seating of minors and the servicing of food within our bar areas; special menus and events, such as happy hours; and the storage and dispensing of alcoholic beverages. State and local authorities in many jurisdictions routinely monitor compliance with alcoholic beverage laws. We are subject to “dram shop” statutes in most of the states in which we operate, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Various federal and state labor laws govern our operations and our relationships with our staff members, including such matters as minimum wages, breaks, overtime, fringe benefits, safety, working conditions and citizenship or work authorization requirements. We are also subject to the regulations of the U.S. Citizenship and Immigration Services and U.S. Customs and Immigration Enforcement. In addition, some states in which we operate have adopted immigration employment laws which impose additional conditions on employers. Even if we operate our restaurants in strict compliance with the laws, rules and regulations of these federal and state agencies, some of our staff members may not meet federal citizenship or residency requirements or lack appropriate work authorizations, which could lead to a disruption in our work force. Significant government-imposed increases in minimum wages, paid or unpaid leaves of absence, sick leave, and mandated health benefits, or increased tax reporting, assessment or payment requirements related to our staff members who receive gratuities, could be detrimental to the profitability of our restaurants operations. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs. The imposition of any requirement that we provide health insurance benefits to staff members that are more extensive than the health insurance benefits we currently provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us. In addition, while we carry employment practices insurance covering a variety of labor-related liability claims, a settlement or judgment against us that is uninsured or in excess of our coverage limitations could have a material adverse effect on our results of operations, liquidity, financial position or business.

The recent Patient Protection and Affordability Act of 2010 (the “PPACA”) federal legislation enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. The FDA published proposed regulations to implement the menu labeling provisions of the PPACA in April 2011, and has indicated that it intends to issue final regulations by the middle of 2012 and begin enforcing the regulations by the end of 2012. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information available to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. While our ability to adapt to consumer preferences is a strength of our concept, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is also a potential for increased regulation of food in the United States, such as the recent changes in the HACCP system requirements. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have adopted legislation or implemented regulations which require restaurants to develop and implement HACCP Systems. Similarly, the United States Congress and the FDA continue to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the “FSMA”) was signed into law in January 2011 and significantly expanded FDA’s authority over food safety. Among other requirements, the FSMA granted the FDA with new authority to proactively ensure the safety of the entire food system, including through new and additional hazard analysis, food safety planning, increased inspections, and permitting mandatory food recalls. Although restaurants are specifically exempted from some of the new requirements outlined in the FSMA and not directly implicated by other requirements, we anticipate that some of the FSMA provisions and FDA’s implementation of the new requirements may impact our industry. We cannot assure you that we will not have to expend additional time and resources to comply with new food safety requirements either required by the FSMA or future federal food safety regulation or legislation. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

We are subject to a variety of federal and state environmental regulations concerning the handling, storage and disposal of hazardous materials, such as cleaning solvents, and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2011, there were no material capital expenditures for environmental control facilities, and no such expenditures are anticipated.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 (“ADA”) and related federal and state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related federal and state laws, we must make access to our new or significantly remodeled restaurants readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We have a significant number of hourly restaurant staff members who receive income from gratuities. We rely on our staff members to accurately disclose the full amount of their tip income and we base our FICA tax reporting on the disclosures provided to us by such tipped employees.

Intellectual Property

We believe that having distinctive marks that are registered and readily identifiable is an important factor in identifying our brand and differentiating our brand from our competitors. We currently own registrations from the United States Patent and Trademark Office (“USPTO”) for the following trademarks: Chuy’s; Chuy’s Mil Pescados Bar (stylized lettering); Chuy’s Green Chile Festival; Fish with sunglasses (our emblematic fish design); and Chuy’s Children Giving to Children Parade, which we have the right to use under our Parade Sponsorship agreement with Young/Zapp. For more information on this agreement see “Certain Relationships and Related Party Transactions.” We have also registered our chuys.com domain name. However, as a result of our settlement agreement with an unaffiliated entity, Baja Chuy’s, we may not use “Chuy’s” in Nevada, California or Arizona. An important part of our intellectual property strategy is the monitoring and enforcement of our rights in markets in which our restaurants currently exist or markets which we intend to enter in the future. We also monitor trademark registers to oppose the applications to register confusingly similar trademarks or to limit the expansion of the scope of goods and services covered by existing similar trademarks. We enforce our rights through a number of methods, including the issuance of cease-and-desist letters or making infringement claims in federal court.

Restaurant Industry Overview

According to the National Restaurant Association (the “NRA”), U.S. restaurant industry sales in 2011 were $610.4 billion and are projected to grow 3.5% to $631.8 billion in 2012, versus U.S. gross domestic product growth of 2.5% in 2012. The $631.8 billion in sales projected in 2012 is composed of 91.0% commercial restaurant services and 9.0% noncommercial restaurant services, which include food service for hospitals, transportation services, schools and other noncommercial outlets. These sales are generated by an estimated 12.9 million restaurant industry employees. According to the NRA, restaurant industry sales in the states in which we operate—Texas, Tennessee, Alabama, Kentucky, Indiana, Georgia and Oklahoma—are expected to be approximately $88.9 billion in 2012 with average sales growth of approximately 3.2%.

We believe we are well positioned to benefit from several fundamental trends in the restaurant industry and U.S. population. The NRA estimates that 48% of total U.S. food expenditures are currently spent at restaurants. Analysts believe that purchases of “food away from home” are attributable to demographic, economic and lifestyle trends, including the rise in the number of women in the workplace, an increase in average household income, an aging U.S. population and an increased willingness by consumers to pay for the convenience of meals prepared outside of their homes. Real disposable personal income, a key driver of restaurant industry sales, is projected to increase 2.0% in 2012, following an increase of 1.0% in 2011. We cannot provide assurance that we will benefit from the aforementioned demographic trends.

According to the U.S. Census Bureau, the Hispanic population is projected to be the fastest growing demographic in the U.S., nearly tripling in size from 48.4 million people in 2009 to 132.8 million people by 2050. During this time, the Hispanic population’s share of the nation’s total population is projected to nearly double, from approximately 16% to 30%. We believe the projected growth in the Hispanic population will result in an increase in demand for Mexican/Hispanic foods. We cannot provide assurance that we will benefit from these long-term demographic trends, although we believe the Hispanic influence on dining trends will continue to grow in tandem with the population growth.

The restaurant industry is divided into two primary segments including limited-service and full-service restaurants and is generally categorized by price, quality of food, service and location. Chuy’s competes in the full-service restaurant segment, which according to Technomic, Inc., a national consulting and market research firm, had approximately $169.4 billion of sales in 2011, and is expected to grow 2.2% in 2012 to sales of $173.0 billion. The Mexican food component of the full-service restaurant segment is a highly fragmented sector, with the top five restaurants based on sales, representing approximately 17% of the category in 2011. According to Technomic, full service Mexican restaurants posted a sales increase of 2.0% in 2011, despite a 0.2% decline in units.

Competition

The restaurant business is intensely competitive with respect to food quality, price/value relationships, ambience, service and location, and is affected by many factors, including changes in consumer tastes and discretionary spending patterns, macroeconomic conditions, demographic trends, weather conditions, the cost and availability of raw materials, labor and energy and government regulations. Our main competitors are full service concepts in the multi-location, casual dining segment in which we compete most directly for real estate locations and customers, including Texas Roadhouse, Cheddar’s Casual Cafe and BJ’s Restaurants. We also compete with other providers of Tex Mex and Mexican fare and adjacent segments, including casual and fast casual segments. We believe we compete favorably for consumers on our food quality, price/value and unique ambience and experience of our restaurants.

Seasonality

Our business is subject to seasonal fluctuations with restaurant sales typically higher during the spring and summer months as well as in December. Adverse weather conditions during our most favorable months or periods may affect customer traffic. In addition, at all but one of our restaurants we have outdoor seating, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenues.

Employees

As of March 25, 2012, we had approximately 3,954 employees, including 38 corporate management and staff personnel, 276 restaurant level managers and 3,640 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

The following table sets forth our restaurant locations as of March 25, 2012.

LOCATION	NUMBER OF RESTAURANTS
Alabama	1
Georgia	1
Indiana	1
Kentucky	2
Oklahoma	1
Tennessee	3
Texas	23

Total	32

Since March 25, 2012, we have opened four additional restaurants in Opry Mills, Tennessee; Bowling Green, Kentucky; Norman, Oklahoma; and Gainesville, Florida. We have also signed leases and are in development for six additional restaurants in Knoxville, Tennessee; Lubbock, Texas; San Antonio, Texas; Orlando, Florida; Kissimmee, Florida (a second location in Orlando); and Florence, Kentucky.

We lease all of the land, parking lots and buildings used in our restaurant operations under various long-term operating lease agreements. For additional information regarding our obligations under our leases, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contingencies.”

All of our leases provide for base (fixed) rent, plus the majority provide for additional rent based on gross sales (as defined in each lease agreement) in excess of a stipulated amount, multiplied by a stated percentage. A significant percentage of our leases also provide for periodic escalation of minimum annual rent either based upon increases in the Consumer Price Index or a pre-determined schedule. The initial lease terms range from 10 to 20 years, with renewal options for 5 to 20 additional years. Typically, our leases are 10 or 15 years in length with 2, 5-year extension options. The initial terms of our leases currently expire between 2016 and 2031. We are also generally obligated to pay certain real estate taxes, insurances, common area maintenance charges and various other expenses related to the properties. Our corporate headquarters is also leased and is located at 1623 Toomey Road, Austin, Texas 78704. For additional information about certain facilities, including our corporate headquarters and six of our restaurant locations, we rent from related parties, see “Certain Relationships and Related Party Transactions.”

LEGAL PROCEEDINGS

Occasionally we are a party to various legal actions arising in the ordinary course of our business including claims resulting from “slip and fall” accidents, employment related claims and claims from customers or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any material pending legal proceedings and are not aware of any claims that could have a materially adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

The following table sets forth certain information about our directors and executive officers as of the date of this prospectus:

NAMES	AGE	POSITIONS
Steve Hislop	52	Director, President and Chief Executive Officer
Jon Howie	44	Chief Financial Officer
Sharon Russell	56	Secretary and Chief Administrative Officer
Frank Biller	55	Vice President of Operations, Southeast Region
Michael Hatcher	51	Vice President of Real Estate and Development
Ted Zapp	60	Vice President of Operations
Jose Ferreira, Jr.	56	Chairman of the Board, Director (1), (2), (3)
David Oddi	42	Director
Michael Stanley	29	Director (2)
Mike Young	63	Director (1), (3)
John Zapp	59	Director (1), (3)
Ira Zecher	59	Director (1), (2)

(1)	Member of compensation committee.
(2)	Member of audit committee.
(3)	Member of nominating and corporate governance committee.

Executive Officers Biographies

Steve Hislop has served as President, Chief Executive Officer and a member of our board of directors since July 2007. From July 2006 through June 2007, Steve was President and Chief Executive Officer of Sam Seltzer Steak House. Prior to that, Steve served as the Concept President and a member of the board of directors of O’Charley’s Restaurants for 18 years where he helped grow the business from 12 restaurants to a multi-concept company with 347 restaurants. We have concluded that Steve should serve on our board based upon his operational expertise, knowledge of the restaurant industry and leadership experience.

Jon Howie has served as our Chief Financial Officer since August 2011. From March 2007 to July 2011, Jon served as the Chief Financial Officer of Del Frisco’s Restaurant Group, LLC. Prior to that, he served 5 years as Controller and was then promoted to Chief Accounting Officer of the Lone Star Steakhouse & Saloon, Inc. Jon is a certified public accountant and prior to joining Lone Star Steakhouse & Saloon, Inc. was employed as an audit senior manager with Grant Thornton, LLP for one year and held various audit positions, including audit senior manager, at Ernst & Young LLP for ten years. At Grant Thornton and Ernst and Young, he served as an accounting and business advisor to both private and public companies and advised a number of these companies in conjunction with their initial and secondary public offerings.

Sharon Russell has served as our Secretary and Chief Administrative Officer since August 2011. Prior to becoming our Chief Administrative Officer, she supervised our accounting department from 1987 to 2006 and served as our Chief Financial Officer from 2006 to August 2011.

Frank Biller has served as our Vice President of Operations for the Southeast Region since July 2008. Prior to joining us, Frank spent 18 years as the Vice President of Operations for O’Charley’s Restaurants with overall responsibility for 240 restaurants in 19 states.

Michael Hatcher has served as our Vice President of Real Estate and Development since November 2009. Michael joined Chuy’s as a restaurant manager in 1987 and was promoted to General Manager from 1989 to 2002. He was Director of Purchasing and Real Estate from 2002 to 2009.

Ted Zapp has served as our Vice President of Operations since November 2006. Ted has worked with us for almost 30 years. He worked in restaurant operations as a General Manager from 1992 to 1996 and was promoted to Operations Supervisor from 1996 to 2003. He was promoted to Director of Operations from 2003 to 2006 before assuming his current position. Ted Zapp is the brother of John Zapp, a member of our board.

Director Biographies

Jose (“Joe”) Ferreira, Jr. has served as Chairman of our board and as Treasurer of the Company since November 2006. Joe is a co-founder, partner and managing member of Goode Partners LLC (our “Sponsor”). Joe is also a member of Goode Partners I, LLC, which is the general partner of Goode Chuy’s Holdings, LLC. Prior to the founding of Goode Partners, Joe founded and was President and Chief Executive Officer of Woodclyffe Group, an international business consulting and interim management firm. Prior to founding the Woodclyffe Group in 2001, Joe was Co-Chief Operating Officer, President of International and a member of the board of directors of Avon Products Inc., where he worked for over 20 years. Joe has served on the board of directors of various companies, public and private, and currently sits on the board of directors of Rosa Mexicano, Bowlmor Lanes and Princess House. Joe holds a B.S. from Central Connecticut State University and an M.B.A. from Fordham University. We have concluded that Joe should serve on our board based upon his experience as an executive, investor and board member of other companies.

David Oddi has served as a member of our board and as President and Secretary of the Company since November 2006. David is a co-founder, partner and managing member of our Sponsor. David is also a member of Goode Partners I, LLC, which is the general partner of Holdings. Additionally, David is a Vice President of Chuy’s Opco, Inc. and the Manager of Chuy’s Services LLC (our wholly owned subsidiary). Prior to the founding of Goode Partners, David was a partner of Saunders Karp & Megrue, a private equity firm. David previously served as an analyst in the leveraged finance group of Salomon Brothers. David has served on the board of directors of various companies, public and private, and currently sits on the board of All Saints, Bowlmor Lanes, Intermix and Luxury Optical Holdings. David holds a B.S. from the Wharton School at the University of Pennsylvania. We have concluded that David should serve on our board based upon his experience as an investor and board member of other companies.

Michael Stanley has served as a member of our board since May 2011. Michael was promoted from associate to Vice President of our Sponsor in January 2011. Prior to working at Goode Partners, Michael worked as an analyst at Wachovia Securities. Michael currently sits on the board of directors of Rosa Mexicano and is a board observer of Bowlmor Lanes. We have concluded that Michael should serve on our board based upon his experience as an investor and his intimate knowledge of our operations.

Michael Young, one of our founders, has served as a member of our board since November 2006. We have concluded that Michael should serve on our board based upon his experience as an investor and operator of restaurant businesses as well as his intimate knowledge of our operations and culture.

John Zapp, one of our founders, has served as a member of our board since November 2006. We have concluded that John should serve on our board based upon his experience as an investor and operator of restaurant businesses as well as his intimate knowledge of our operations and culture. John Zapp is the brother of Ted Zapp, our Vice President of Operations.

Ira Zecher, has served as a member of our board since June 2011. Ira has been a professor at Rutgers University in the Graduate Accounting program since September 2010. From 1974 through December 2010, Ira was employed by Ernst & Young, a registered public accounting firm, retiring as a partner. Previously, he was a senior transaction advisory services partner and Far East private equity leader for Ernst & Young, where he advised clients on mergers and acquisitions across a broad range of industries. Prior to joining the transaction advisory services group, Ira provided accounting, audit and business-advisory services to both public and private clients for Ernst & Young since 1974. He received his Bachelor’s degree from Queens College. He is also a certified public accountant, a member of the American Institute of Certified Public Accountants (AICPA) and the New York State Society of Certified Public Accountants. We have concluded that Ira should serve on our board based upon his extensive professional accounting and financial expertise, which allow him to provide key contributions to the Board on financial, accounting, corporate governance and strategic matters.

Board of Directors

Our board of directors currently consists of seven directors, all of whom except for Ira Zecher were elected as directors pursuant to our stockholders agreement. The provisions of the agreement regarding the right of our preferred stockholders to nominate and elect members of the board will terminate upon the consummation of the offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” We are actively searching for additional board members.

Upon consummation of this offering, our bylaws will be amended and restated to provide that the authorized number of directors may be changed only by resolution of the board of directors, and our amended and restated certificate of incorporation will divide our board into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal.

Our amended and restated certificate of incorporation as amended upon consummation of the offering will provide that directors may only be removed for cause. To remove a director for cause, 66  2/3% of the voting power of the outstanding voting stock must vote as a single class to remove the director at an annual or special meeting. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

This classification of the board of directors, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of other anti-takeover provisions found in our amended and restated certificate of incorporation.

Director Independence and Controlled Company

Commencing in fiscal year 2012, our board of directors will review at least annually the independence of each director. During these reviews, the board will consider transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with the Company and our management. Prior to the consummation of this offering, our board will meet to formally assess the independence of each of our directors. As required by the Nasdaq Global Select Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.

Since we intend to avail ourselves of the “controlled company” exception under the Nasdaq Marketplace rules, we will not have a majority of independent directors, and neither our compensation committee nor our nominating and corporate governance committee will be composed entirely of independent directors as defined under the Nasdaq Marketplace rules. After we become subject to Section 162(m) of the Internal Revenue Code (the “Code”), we intend to appoint at least two independent directors to our compensation committee who each qualify as outside directors to the extent necessary to maintain the deductibility of compensation we pay. See “Executive and Director Compensation—Tax and Accounting Considerations.” The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Marketplace rules.

Corporate Governance

We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. In preparation for the offering being made by this prospectus, we and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and the Nasdaq Global Select Market.

Based on this review, we have established and adopted, effective upon the consummation of the offering, charters for the audit committee, compensation committee and nominating and corporate governance committee, as well as a code of business conduct and ethics applicable to all of our directors, officers and employees.

Board Committees

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is a standing committee of our board of directors. Following the consummation of this offering, the functions of our audit committee will include:

■	appointing and determining the compensation for our independent auditors;

■	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls; and

■	reviewing and overseeing our independent registered public accounting firm.

Our audit committee currently consists of Joe Ferreira, Michael Stanley and Ira Zecher, with Ira Zecher serving as chairman. The SEC and the Nasdaq Marketplace rules require us to have one independent audit committee member upon the listing of our common stock on the Nasdaq Global Select Market, a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. We will have one independent audit committee member upon the listing of our common stock on the Nasdaq Global Select Market, and we expect to have an entirely independent audit committee within one year from the date of listing. We will also be required to have at least one audit committee financial expert. Our board of directors has determined that Ira Zecher is an audit committee financial expert.

Our board of directors has adopted, effective upon the consummation of the offering, a written charter under which the audit committee will operate. A copy of the charter, which satisfies the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our website.

Compensation Committee

Our compensation committee is a standing committee of our board of directors. Following the consummation of this offering, the compensation committee’s functions will include:

■	reviewing and recommending to our board of directors the salaries and benefits for our executive officers;

■	recommending overall employee compensation policies; and

■	administering our equity compensation plans.

Our compensation committee currently consists of Joe Ferreira, Michael Young, John Zapp and Ira Zecher, with Joe Ferreira serving as chairman. We intend to avail ourselves of the “controlled company” exception under the Nasdaq Marketplace rules which exempt us from the requirement that we have a compensation committee composed entirely of independent directors.

Our board of directors has adopted, effective upon the consummation of the offering, a written charter under which the compensation committee will operate. A copy of the charter, which satisfies the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our website.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is a standing committee of our board of directors. Following the consummation of this offering, the functions of our nominating and corporate governance committee will include:

■	identifying individuals qualified to serve as members of our board of directors;

■	recommending to our board nominees for our annual meetings of stockholders;

■	evaluating our board’s performance;

■	developing and recommending to our board corporate governance guidelines; and

■	providing oversight with respect to corporate governance and ethical conduct.

Our nominating and corporate governance committee consists of Joe Ferreira, Mike Young and John Zapp, with John Zapp serving as the committee chairman. We intend to avail ourselves of the “controlled company” exception under the Nasdaq Marketplace rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Our board of directors has adopted, effective upon the consummation of the offering, a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which satisfies the applicable standards of the SEC and the Nasdaq Global Select Market, will be available on our website.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of the board of directors or compensation committee of any related entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted, effective upon the consummation of the offering, a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Following this offering, a current copy of the code will be posted on our website, which is located at www.chuys.com. Any amendments to our code of conduct will be disclosed on our Internet website promptly following the date of such amendment or waiver.

Board Leadership Structure and Board’s Role in Risk Oversight

Joe Ferreira, a non-employee, serves as Non-Executive Chairman of our board of directors. We support separating the position of Chief Executive Officer and Chairman to allow our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead our board of directors in its fundamental role of providing advice to, and oversight of, management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as our board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the non-management directors in the oversight of our company and establishing priorities and procedures for the work of our board of directors.

While our amended and restated bylaws, which will be in effect upon the completion of this offering, will not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions and having a non-employee director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business and we face a number of risks as outlined in the “Risk Factors” section of this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through our audit committee, is responsible for overseeing our management and operations, including overseeing its risk assessment and risk management functions. Our board of directors has delegated responsibility for reviewing our policies with respect to risk assessment and risk management to our audit committee through its charter. Our board of directors has determined that this oversight responsibility can be most efficiently performed by our audit committee as part of its overall responsibility for providing independent, objective oversight with respect to our accounting and financial reporting functions, internal and external audit functions and systems of internal controls over financial reporting and legal, ethical and regulatory compliance. Our audit committee will regularly report to our board of directors with respect to its oversight of these areas.

Limitations of Liability and Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director has actually and reasonably incurred. Our certificate of incorporation and our bylaws, each of which as will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

■	transaction from which the director derives an improper personal benefit;

■	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

■	unlawful payment of dividends or redemption of shares; or

■	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our certificate of incorporation and bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership information of our shares of common stock upon conversion of all of our preferred stock in connection with this offering as of July 11, 2012 for:

■	each person known to us to be the beneficial owner of more than 5% of our shares of common stock;

■	each of our named executive officers;

■	each of our directors; and

■	all of our executive officers and directors as a group.

The table also sets forth such persons’ beneficial ownership of common stock immediately after this offering.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Chuy’s Holdings, Inc., 1623 Toomey Rd., Austin, Texas 78704. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws.

Beneficial ownership and percentage of beneficial ownership is based on 9,210,095 shares of our common stock outstanding at July 11, 2012 after giving effect to (i) a 2.7585470602469:1 reverse stock split of our common stock, series A preferred stock, series B preferred stock and series X preferred stock which occurred on July 11, 2012; and (ii) the conversion of our outstanding series A preferred stock, series B preferred stock and series X preferred stock into common stock on a 1:1 basis prior to the completion of this offering; and 15,043,428 shares of common stock to be outstanding after the completion of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of July 11, 2012 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

		PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER	COMMON STOCK BENEFICIALLY OWNED (1)	PRIOR TO THE OFFERING	AFTER THE OFFERING	AFTER THE OFFERING (OVERALLOTMENT OPTION EXERCISED IN FULL)
Greater than 5% holders
Goode Partners LLC (2)	9,008,559	97.8	59.9	56.6
MY/ZP Equity, LP (3)	895,538	9.7	6.0	5.6

Directors and Named Executive Officers
Jose Ferreira, Jr. (2).	9,008,559	97.8	59.9	56.6
David J. Oddi (2)	9,008,559	97.8	59.9	56.6
Michael C. Stanley (4)	—	*	*	*
Michael R. Young (3)	895,538	9.7	6.0	5.6
John A. Zapp (3)	895,538	9.7	6.0	5.6
Ira Zecher	1,450	*	*	*
Steve Hislop	493,046	5.1	3.2	3.0
Jon Howie	18,276	*	*	*
Sharon Russell	100,596	1.1	*	*
Frank Biller	52,148	*	*	*
Michael Hatcher	40,508	*	*	*
Ted Zapp	100,596	1.1	*	*
All Directors and Executive Officers as a group (12 persons)	9,815,179	99.6	62.6	59.3

(1)

Based on shares of common stock outstanding upon conversion of all series of preferred stock as of July 11, 2012, including 645,262 shares subject to options to purchase our common stock exercisable within the 60 days following July 11, 2012. Ira Zecher, Steve Hislop, Jon Howie, Sharon Russell, Frank Biller, Michael Hatcher and Ted Zapp held options to purchase 1,450, 400,935, 9,787, 90,627, 16,312, 35,524 and 90,627 shares of common stock, respectively, which are exercisable within the 60 days following July 11, 2012.

(2)

Represents shares beneficially owned by Goode Partners LLC, our Sponsor. Joe Ferreira, Jr. and David Oddi, two of our directors, are members of Goode Investors I, LLC, or GP I, which is the general partner of Goode Partners Consumer Fund I, L.P., or GPCF I, which is the managing member of Goode Chuy’s Holdings, LLC, our Controlling Stockholder, and Goode Chuy’s Direct Investors LLC. Both Joe and David are also managing directors and members of our Sponsor, which manages GP I and GPCF I, collectively referred to as the “Goode Entities.” Joe and David each have voting and dispositive power of the shares and may each be deemed to indirectly beneficially own the shares held by our Sponsor because of their affiliation with the Goode Entities. The shares include an aggregate of 1,340,791 shares that our Controlling Stockholder has the right to vote on behalf of MY/ZP Equity, LP (“MY/ZP Equity”), Goode Chuy’s Direct Investors LLC, J.P. Morgan U.S Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P. pursuant to the terms of the Voting Agreement. Both Joe and David disclaim beneficial ownership of the shares held by our Controlling Stockholder and the other parties to the Voting Agreement. The address of our Sponsor is c/o Goode Partners LLC, 767 Third Avenue, 22nd Floor, New York, New York 10017.

(3)

Represents shares beneficially owned by MY/ZP Equity, an entity in which Mike Young and John Zapp, our Founders and directors, are the limited partners. MY/ZP GP, LLC (“MY/ZP GP”) is the sole general partner of MY/ZP Equity. Mike, as trustee of the Young Descendants’ Trust, and John are the members of MY/ZP GP and each has voting and dispositive power of the shares and may each be deemed to indirectly beneficially own the shares. Both Mike and John disclaim beneficial ownership of the shares held by MY/ZP Equity.

(4)	Michael C. Stanley is an employee of our Sponsor.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

This compensation discussion provides an overview of our executive compensation program, together with a description of the material factors underlying the decisions that resulted in the compensation provided to our chief executive officer, chief financial officer and our three other highest paid executive officers during fiscal year 2011 (collectively, the “named executive officers”), as presented in the tables which follow this discussion. This discussion contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Objective of Compensation Policy

The objective of our compensation policy is to provide a total compensation package to each named executive officer that will enable us to:

■	attract, motivate and retain outstanding individuals;

■	reward named executive officers for performance; and

■	align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

Overall, our compensation program is designed to reward both individual and company performance. A significant portion of each of our named executive officers’ annual compensation is comprised of discretionary and performance-based bonuses. While we have not used significant amounts of equity-based compensation in the past, we intend to increase our use of long-term incentives to reward long-term company and individual performance and to promote retention through delayed vesting of awards.

Administration

Since our acquisition by Goode Partners LLC (our “Sponsor”) in 2006, our board of directors has administered and determined overall compensation for our named executive officers. Under our stockholders agreement, our Sponsor has appointed a majority of the board of directors since 2006. While these rights will terminate upon consummation of this offering, following this offering, our Sponsor will still hold a majority of the voting power over our common stock and, as a result, will continue to control the composition of the board of directors. As a result, we will be considered a “controlled company” and, as a controlled company, we will not be required to have an independent compensation committee determine our named executive officers’ compensation. However, after we become subject to Section 162(m) of the Internal Revenue Code (the “Code”), we intend to appoint at least two independent directors to our compensation committee who each qualify as outside directors to the extent necessary to maintain the deductibility of compensation we pay. For more information regarding the implications of Section 162(m), see “—Tax and Accounting Considerations.”

Following the consummation of this offering, our compensation committee will oversee our executive compensation program and will be responsible for approving the nature and amount of the compensation paid to, and any employment and related agreements entered into with our named executive officers. The committee will also administer our equity compensation plans and awards.

Process for Setting Total Compensation

In the past, at the first meeting of each new fiscal year, our board of directors has set annual base salaries, determined the amount of discretionary and performance-based bonuses for the prior year and set performance criteria for our performance-based bonuses for the following year. In making these compensation decisions, our board of directors has considered the recommendations of our chief executive officer, particularly with respect to the performance of our named executive officers.

When hiring named executive officers, our board of directors has set their compensation based on the individuals position and responsibilities and their compensation package at their previous company. At the time of hire, we have granted equity awards to new executives at a level that the board of directors believes is appropriate to motivate that named executive officer to accomplish the individual goals for their position as well as our company objectives. For new named executive officers, bonuses are pro rated based on the portion of the year during which the executive was employed by us.

During its annual review process, our board of directors has set compensation for each named executive officer at a level we believe is appropriate considering each named executive officer’s annual review, level of responsibility, the awards and compensation paid to the named executive officer in past year and progress toward or attainment of previously set personal and corporate goals and objectives, including attainment of financial performance goals and such other factors as the board has deemed appropriate and in our best interests and the best interests of our stockholders. The board has given different weight at different times to different factors for each named executive officer. Our performance criteria are discussed more fully below under the heading “—Bonus Compensation—Performance-Based Bonus.” Other than with respect to our performance-based bonuses, the board has not relied on predetermined formulas or a limited set of criteria when it evaluates the performance of our named executive officers.

Following this offering, our compensation committee plans to undertake the same process as our board of directors has in the past. Our chief executive officer will continue to provide recommendations to our compensation committee with respect to salary adjustments, discretionary and performance-based bonus targets and awards and equity incentive awards for the named executive officers that report to him. Our compensation committee will meet with our chief executive officer at least annually to discuss and review his recommendations for compensation of our executive officers, excluding himself. When making individual compensation decisions for our named executive officers, the compensation committee will take many factors into account, including the officer’s experience, responsibilities, management abilities and job performance, our performance as a whole, current market conditions and competitive pay levels for similar positions at comparable companies. These factors will be considered by the compensation committee in a subjective manner without any specific formula or weighting.

Elements of Compensation

Our compensation program for named executive officers consists of the following elements of compensation, each described in greater depth below:

■	Base salaries.

■	Discretionary and performance-based bonuses.

■	Equity-based incentive compensation.

■	Severance and change-in-control benefits.

■	Perquisites.

■	General benefits.

■	Employment agreements.

We may, from time to time, enter into written agreements to reflect the terms and conditions of employment of a particular named executive officer, whether at the time of hire or thereafter. We consider entering into these agreements when it serves as a meaningful recruitment and retention mechanism. We currently have employment agreements in place with Messrs. Hislop, Howie, Biller, Hatcher and Zapp and Mrs. Russell. See “—Employment Agreements” for additional information regarding our executive officer’s employment agreements.

Base Salary

NAME	2011 SALARY($)(1)
Steve Hislop	366,608
Jon Howie	250,000
Sharon Russell	167,094
Frank Biller	162,692
Michael Hatcher	149,205
Ted Zapp	167,094

(1)	Represents each officer’s annual base salary assuming service with us for the entire fiscal year.

We pay base salaries to attract, recruit and retain qualified employees. Following the consummation of this offering, our compensation committee will review and set base salaries of our named executive officers annually. These salary levels are and will continue to be set based on the named executive officer’s experience and performance with previous employers and negotiations with individual named executive officers. The compensation committee may increase base salaries each year based on its subjective assessment of our company’s and the individual executive officer’s performance and each named executive officer’s experience, length of service and changes in responsibilities. The weight given such factors by the compensation committee may vary from one named executive officer to another.

In the first quarter of 2011, each of our named executive officers received a pay increase of approximately 9%. The board determined that these raises were appropriate in light of company and individual performance, increases in individual responsibilities and the role of salary in our named executive officers’ compensation package.

Bonus Compensation

	PERFORMANCE-BASED BONUS
NAME	DISCRETIONARY AWARD ($)	THRESHOLD AWARD ($)	TARGET AWARD ($)	MAXIMUM AWARD ($)	ACTUAL AWARD ($)
Steve Hislop	1,000	—	183,304	366,608	201,200
Jon Howie	1,000	—	46,875	93,750	51,451
Sharon Russell	1,000	—	50,128	100,256	55,022
Frank Biller	1,000	—	48,808	97,615	53,573
Michael Hatcher	1,000	—	44,762	89,523	49,132
Ted Zapp	1,000	—	50,128	100,256	55,022

Performance-Based Bonus

In line with our strategy of rewarding performance, our executive compensation program includes performance-based bonuses to named executive officers. Our board of directors has and our compensation committee intends to continue to establish annual target performance-based bonuses for each named executive officer during the first quarter of the year.

The target and maximum performance-based bonuses have been set at levels our board of directors believes will provide a meaningful incentive to achieve company and individual goals and contribute to our financial performance. In 2011, the target and maximum performance-based bonus that each named executive officer could receive were set at 50% and 100%, respectively, of our Chief Executive Officer’s and Chief Financial Officer’s annual base salary and 30% and 60%, respectively, of our other named executive officers’ annual base salaries. No bonus is paid if actual Company Adjusted EBITDA is 95% or less of budget Company Adjusted EBITDA. To the extent that actual Company Adjusted EBITDA exceeds 95% of budget Company Adjusted EBITDA, the plan provides that we will pay a bonus based on where performance falls on a linear basis between 95% and 100% of budget Company Adjusted EBITDA and between 100% and 110% of budget Company Adjusted EBITDA. In each circumstance, the board retained its discretion to adjust the amount paid under the plan based on individual and company circumstances.

Our performance-based bonuses are determined based 80% on Company Adjusted EBITDA (as discussed below) and 20% on performance with respect to individual goals, such as improving or maintaining compliance with procedures, reporting and training goals.

If our budget Company Adjusted EBITDA is achieved, each individual will earn 80% of their target bonus. The remaining 20% of target bonus is determined based on the extent to which each named executive officer achieves two to four individual goals for the year.

The Company Adjusted EBITDA portion of this bonus is determined based primarily on the extent to which we achieve our budget Company Adjusted EBITDA goal. Company Adjusted EBITDA is our earnings before interest, taxes, depreciation and amortization plus any loss on sales of asset (less any gain on a sale of assets); banking amendment and legal fees; stock-based compensation; restaurant pre-opening costs; management fees; reimbursable board of directors fees; interest income; and certain non-cash adjustments. For each 1.0% that actual Company Adjusted EBITDA is above or below budget Company Adjusted EBITDA, the percentage of the target they receive will increase by 10% or decrease by 20%, respectively, of the Company Adjusted EBITDA portion of their target bonus. For example, if actual Company Adjusted EBITDA is 1% above budget Company Adjusted EBITDA, the named executive officers will receive their 1.1 times 80% of their target bonus. The maximum a named executive officer may receive for Company Adjusted EBITDA performance is 2.0 times 80% of their target bonus. We use our Company Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as revenue, net income and cash flows from operations, to assess our historical and prospective operating performance and to enhance our understanding of our core operating performance. We also use our Company Adjusted EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of our Company Adjusted EBITDA as a performance measure permits a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. For the portion the performance-based bonus that based on the extent of the achievement of company and individual goals, our board has determined the percentage of the goals that were achieved and multiplies that percentage by the amount of the bonus based on those metrics. In 2011, all of our named executive officers achieved 100% of their company and individual goals. That bonus amount is then multiplied by the multiplier applied to the Company Adjusted EBITDA portion of the bonus.

Target, maximum and actual performance-based bonuses for 2011 for each of the named executive officers are shown in the table above and in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Prior to this offering, we plan to adopt a new cash bonus plan, which complies with Section 162(m) of the Code.

Discretionary Bonus

While our board of directors has not and our committee does not intend to regularly pay discretionary bonuses, during consideration of compensation for 2011 performance, our board of directors determined to award discretionary bonuses based on each named executive officer’s performance and accomplishments during the year. Historically, each of our named executive officers has also received a $1,000 holiday bonus each December. The discretionary bonuses awarded to our named executive officers in 2011 are set forth in the table above.

In June 2011, we paid a special one-time cash bonus to management that at the time of the bonus held vested options. We granted this bonus to incentivize them to consummate our Refinancing Transactions and continue to pursue our performance objectives.

Following the offering, we do not plan to continue to grant discretionary cash bonuses on a regular basis.

Equity Compensation

We pay equity-based compensation to our named executive officers because it links our long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success.

Historically, we have granted equity awards to our named executive officers in conjunction with significant transactions and in conjunction with a named executive officer’s initial hire or promotion to an executive position. We have provided this equity compensation to reward performance as well as to promote retention through delayed vesting. We believe that by weighting total compensation in favor of discretionary and performance-based bonuses, we have appropriately rewarded individual achievement while at the same time providing incentives to promote company performance. In the future, we plan to increase our use of long-term equity incentives, particularly through grants of stock options under our 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), to further align the interests of our executives with those of stockholders. In addition to stock options, the 2012 Plan provides for the issuance of share appreciation rights, restricted shares, deferred shares, performance shares and other share based awards. In the future, we may consider granting other forms of equity to our named executive officers. For additional information regarding our 2012 Plan, see “—Executive Compensation—2012 Omnibus Equity Incentive Plan.”

During 2010, we granted Michael Hatcher stock options for the purchase of up to 16,312 shares of our common stock in connection with his promotion to Vice President of Real Estate Development and to bring his compensation in line with the compensation of our other named executive officers.

Prior to the completion of this offering, we will adopt the 2012 Plan as insufficient shares are available under our existing equity plan. In November 2006, we adopted our 2006 Stock Option Plan (the “2006 Plan”) in order to provide an incentive to employees selected by the board of directors for participation. In conjunction with our reverse stock split and in accordance with the 2006 Plan, we adjusted the exercise price of and the number of shares subject to our outstanding equity awards to reflect the 2.7585470602469:1 reverse stock split. In connection with the adoption of the 2012 Plan, we will terminate the 2006 Plan, and no further awards will be granted under the 2006 Plan. The termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan.

Options granted after 2006 held by each of the named executive officers (and certain of our other salaried employees) ordinarily vest ratably over a period of five years, subject to the applicable named executive officer remaining employed through each vesting date. The equity awards granted to our named executive officers in 2006 vest with respect to 60%, 20% and 20% of the shares subject to the awards on the third, fourth and fifth anniversaries, respectively, of the date of grant of the awards. We believe that the delayed vesting terms promote retention.

Following consummation of this offering, we will make grants of stock options to the current named executive officers and other employees under the 2012 Plan. We will make these grants to the current named executive officers and other employees because we believe that we should provide our employees an opportunity to share in our success provided they continue to contribute to our success.

Severance and Transaction-Based Benefits

We currently have employment agreements in place with Messrs. Hislop, Howie, Biller, Hatcher and Zapp and Mrs. Russell that provide termination or severance benefits. We agreed to pay termination or severance benefits in the event of an executive’s termination by us without cause as a retention incentive and, in Mr. Howie’s case, as a recruitment incentive. We believe this level of severance benefit provides our executives with the assurance of security if their employment is terminated for reasons beyond their control. For additional information on the severance benefits provided under the employment agreements with our executive officers see “—Employment Agreements.”

In the event of a termination of one of our named executive officers that does not have an agreement with us regarding termination or severance, any termination or severance benefits would be determined on a case-by-case basis.

Upon a change in control, our named executive officers’ equity awards granted under the 2006 Plan would vest.

The amount each named executive would be entitled to receive in the event of a termination is reported below under the heading “—Potential Payments upon Termination or Change in Control.”

Perquisites

In 2011, we provided complimentary dining as a personal-benefit perquisite to named executive officers. The aggregate incremental cost to us of the perquisites received by each of the named executive officers in 2011 did not exceed $10,000 and, accordingly, this benefit is not included in the Summary Compensation Table below. We provide the named executive officers with complimentary dining privileges at our restaurants. We view complimentary dining privileges as a meaningful benefit to our named executive officers as it is important for named executive officers to experience our products and services in order to better perform their duties for us.

General Benefits

We provide a limited number of personal benefits to our named executive officers. Our named executive officers participate in our health and benefit plans, and are entitled to vacation and paid time off based on our general vacation policies.

The following are standard benefits offered to all of our eligible employees, including the named executive officers.

Retirement Benefits. We maintain a tax-qualified 401(k) savings plan. Employees are eligible after one year of service and may defer up to the maximum amount allowable by the IRS.

Medical, Dental, Life Insurance and Disability Coverage. Active employee benefits such as medical, dental, life insurance and disability coverage are available to all eligible employees, including our named executive officers.

Moving Costs. We will reimburse out-of-pocket moving expenses for eligible executive officers in conjunction with their hiring.

Other Paid Time Off Benefits. We also provide vacation and other paid holidays to all employees, including the named executive officers, which we believe are appropriate for a company of our size and in our industry.

Employment Agreements

We entered into employment agreements with Messrs. Hislop, Howie, Biller, Hatcher and Zapp and Mrs. Russell. The employment agreements do not provide for a fixed term.

The employment agreements provide that Messrs. Hislop, Howie, Biller, Hatcher, Zapp and Mrs. Russell, will receive an annual base salary of $366,608, $250,000, $162,692, $149,205, $167,094 and $167,094, respectively. Mr. Hislop and Mr. Howie are each eligible to receive a target annual bonus of 50% of their annual base salary, based upon the achievement of goals and objectives determined by our Compensation Committee with a minimum and maximum bonus of 0% and 100% of their annual base salary, respectively. Messrs. Biller, Hatcher and Zapp and Mrs. Russell are each eligible to receive a target annual bonus of 30% of their annual base salary, based upon the achievement of goals and objectives determined by our Compensation Committee with a minimum and maximum bonus of 0% and 60% of their annual base salary respectively. The employment agreements provide that each executive will be eligible to participate in employee plans, including 401(k), medical and dental plans, made available to our other senior executives generally.

Mr. Howie’s employment agreement entitled him to receive an option to purchase up to 48,938 shares of the Company’s common stock. In satisfaction of this provision of Mr. Howie’s employment agreement, on April 10, 2012, we granted Mr. Howie an option to purchase up to 48,938 shares of the Company’s common stock. See “Prospectus Summary—Stock Option Plan Amendment and Restatement and Grants.” In addition, in connection with his employment agreement, Mr. Howie purchased 8,489 shares of Company common stock.

Each employment agreement provides for severance benefits if the executive’s employment is terminated without cause (as defined in the employment agreement), subject to the executive’s compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims. In the event Mr. Hislop’s employment is terminated without cause, he is entitled to continue to receive his base salary for two years following the termination of his employment. In the event that Mr. Howie’s employment is terminated without cause, he is entitled to continue to receive his base salary for six months, if his employment is terminated prior to August 15, 2012 or his relocation to Austin, Texas. If Mr. Howie’s employment is terminated after August 15, 2012 or his relocation to Austin, Texas, Mr. Howie is entitled to continue to receive his base salary for one year following the termination of his employment. In the event that the employment of Messrs. Biller, Hatcher and Zapp or Mrs. Russell, is terminated, each is entitled to continue to receive one year’s base salary following their termination. In the event of termination, all of our executive officers are entitled to continue to receive the amount that the Company was subsidizing for the executive and his or her dependents’ medical and dental insurance coverage during the same period the executive is entitled to continue to receive his or her base salary after his termination.

Tax and Accounting Considerations

U.S. federal income tax generally limits the tax deductibility of compensation we pay to our executive officers to $1.0 million in the year the compensation becomes taxable to the executive officers. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. Rather, we seek to maintain flexibility in how we compensate our executive officers so as to meet a broader set of corporate and strategic goals and the needs of stockholders, and as such, we may be limited in our ability to deduct amounts of compensation from time to time. Accounting rules require us to expense the cost of our stock option grants. Because of option expensing and the impact of dilution on our stockholders, we pay close attention to, among other factors, the type of equity awards we grant and the number and value of the shares underlying such awards.

Executive Compensation

Summary Compensation Table

NAME & PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OPTION AWARDS ($) (1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	ALL OTHER COMPENSATION ($) (2)	TOTAL COMPENSATION ($)
Steve Hislop	2011	366,608	1,000	—	201,200	—	568,808
President, Chief Executive Officer and Director	2010	333,280	3,912	—	201,750	—	538,942
Jon Howie (3)	2011	91,383	1,000	—	51,451	—	143,834
Chief Financial Officer
Sharon Russell (4)	2011	167,094	1,000	—	55,022	—	223,116
Secretary and Chief Administrative Officer	2010	151,904	1,796	—	55,173	—	208,873
Frank Biller	2011	162,692	1,000	—	53,573	—	217,265
Vice President of Operations, Southeast Region	2010	156,434	1,699	—	48,428	—	206,561
Michael Hatcher	2011	149,205	1,000	—	49,132	—	199,337
Vice President of Real Estate and Development	2010	135,641	1,711	79,650	49,266	—	266,268
Ted Zapp	2011	167,094	1,000	—	55,022	—	223,116
Vice President of Operations	2010	151,904	1,796	—	55,173	—	208,873

(1)

Represents the aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718, for awards of options. See note 11 to our consolidated financial statements for a discussion of the calculations of grant date fair value.

(2)	All other aggregate compensation is less than $10,000.
(3)	Mr. Howie has served as our Chief Financial Officer since August 2011.
(4)	Mrs. Russell served as our Chief Financial Officer until August 2011.

Grants of Plan-Based Awards

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS (1)			ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($) (2)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
Steve Hislop	—	—	183,304	366,608	—	—	—
Jon Howie (3)			125,000	250,000
Sharon Russell	—	—	50,128	100,256	—	—	—
Frank Biller	—	—	48,808	97,615	—	—	—
Michael Hatcher	—	—	44,762	89,523	—
Ted Zapp	—	—	50,128	100,256	—	—	—

(1)

For performance in 2011, Messrs. Hislop, Howie, Biller, Hatcher and Zapp and Mrs. Russell received performance-based bonuses of $201,200, $51,451, $53,573, $49,132, $55,022 and $55,022, respectively. See “Executive and Director Compensation—Bonus Compensation—Performance-Based Bonus” for more information on our performance-based bonus program and the minimum, target and maximum awards thereunder.

(2)

Represents the aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718, for awards of options. See note 11 to our consolidated financial statements for a discussion of the calculations of grant date fair value.

(3)

Mr. Howie’s target and maximum awards reflect awards calculated on Mr. Howie’s annual salary. However, Mr. Howie began serving as Chief Financial Officer in August 2011, and therefore, his actual target and maximum awards were $46,875 and $93,750, respectively.

2012 Omnibus Equity Incentive Plan

Prior to the completion of this offering, we will adopt the 2012 Plan. The purposes of the 2012 Plan are to provide additional incentives to our management, employees, directors, independent contractors and consultants, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons whose contributions are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish such purposes, the 2012 Plan will provide for the issuance of stock options, share appreciation rights, restricted shares, deferred shares, performance shares and other share-based awards, which we refer to as plan awards.

While we intend to issue plan awards to employees, directors, independent contractors or consultants as a recruiting and retention tool, we have not established specific parameters regarding future grants. Once appointed, our compensation committee will determine the specific criteria surrounding the grant of plan awards. The following description summarizes the expected features of the 2012 Plan.

Summary of 2012 Plan Terms

A total of 1,250,000 shares of common stock are reserved and available for issuance under the 2012 Plan. When Section 162(m) of the Code becomes applicable to us, the maximum aggregate awards that may be granted during any fiscal year to any individual will be 200,000 shares, and in the case of options to acquire shares, with a per share exercise price equal to the grant date fair market value of a share. If the shares underlying any plan award are forfeited, cancelled, exchanged or surrendered or if a plan award otherwise terminates or expires without a distribution of shares, the shares will again become available under the 2012 Plan provided that shares surrendered or withheld as payment of either the exercise price of an award (including shares otherwise underlying an award of a share appreciation right that are retained by us to account for the grant price of such share appreciation right) and/or withholding taxes in respect of an award will no longer be available for grant under the 2012 Plan, and notwithstanding that a share appreciation right is settled by the delivery of a net number of shares of the full number of shares underlying such share appreciation right will not be available for subsequent awards under the 2012 Plan. In addition, awards are paid or settled in cash, the number of shares with respect to which such payment or settlement is made will again be available for grants of awards under the 2012 Plan and shares underlying awards that can only be settled in cash will not be counted against the aggregate number of shares available for awards under the 2012 Plan.

The 2012 Plan will initially be administered by our board of directors, or any committee or subcommittee the board may appoint to administer the 2012 Plan (such person(s), the plan administrator). The plan administrator may construe and interpret the 2012 Plan and may adopt, alter and repeal rules and make all other determinations necessary or desirable to administer the 2012 Plan.

The plan administrator may select the employees, directors, independent contractors and consultants who will receive plan awards, determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares of common stock subject to awards, the term of the awards, and the vesting schedule applicable to awards. Unless otherwise determined by the plan administrator, all awards that vest solely on a requirement of continued employment or service may not become fully vested prior to the second anniversary of the date upon which the award is granted.

We may issue stock options under the 2012 Plan. All stock options granted under the 2012 Plan are intended to be non-qualified stock options and are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. The option exercise price of all stock options granted under the 2012 Plan will be determined by the plan administrator, but in no event will the exercise price be less than 100% of the fair market value of the common stock on the date of grant. The term of all stock options granted under the 2012 Plan will be determined by the plan administrator, but may not exceed ten years from the date of grant. Each stock option will be exercisable at such time and subject to such terms and conditions as determined by the plan administrator in the applicable stock option agreement. Other than equitable adjustments made in connection to a change in capitalization, under no circumstances will an exercise price be reduced following the date of the grant of an option, nor will an option be cancelled in exchange for a replacement option with a lower exercise price without stockholder approval.

Unless the applicable stock option agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than for cause, disability or death, such optionee’s stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until 30 days after such termination and then expire. Unless the applicable stock option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to, disability or death, such optionee’s stock options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will then expire. For certain employees, a demotion in position will result in a loss of unvested options. If termination was for any other reason other than for cause, stock options that were not exercisable on the date of termination will expire at the close of business on the date of such termination. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding stock options will expire at the commencement of business on the date of such termination. The plan administrator may waive the vesting requirements based on such factors as the plan administrator deems appropriate.

Share appreciation rights (“SARs”) may be granted under the 2012 Plan either alone or in conjunction with all or part of any stock option granted under the 2012 Plan. A free-standing SAR granted under the 2012 Plan entitles its holder to receive, at the time of exercise, the number of shares, or alternate form of payment determined by the plan administrator, equal in value to the excess of the fair market value (at the date of exercise) over a specified price fixed by the plan administrator (which shall be no less than fair market value at the date of grant). A SAR granted in conjunction with all or part of an option under the 2012 Plan entitles its holder to receive, upon surrendering of the related option, the number of shares, or alternate form of payment determined by the plan administrator, equal in value to the excess of the fair market value (at the date of exercise) over the exercise price of the related stock option. The term of all SARs granted under the 2012 Plan will be determined by the plan administrator, but may not exceed ten years from the date of grant. In the event of a participant’s termination of employment or service, free-standing SARs will be exercisable at such times and subject to such terms and conditions determined by the plan administrator, while SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to terms and conditions applicable to the related option. Other than equitable adjustments made in connection to a change in capitalization, under no circumstances will an exercise price be reduced following the date of the grant of a SAR, nor will a SAR be cancelled in exchange for a replacement SAR with a lower exercise price without stock holder approval.

Restricted shares, deferred shares and performance shares may be granted under the 2012 Plan. The plan administrator will determine the number of shares to be awarded, the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of restricted shares, deferred shares and performance shares. Participants with restricted shares and performance shares generally have all of the rights of a stockholder and deferred shares generally do not have the rights of a stockholder. However, during the restricted period, deferred shares may be paid dividends on the number of shares covered by the deferred shares if the applicable award agreement so provides. If the performance goals and other restrictions are not satisfied, the restricted shares, deferred shares and/or performance shares will be forfeited in accordance with the terms of the grant. Subject to the provisions of the 2012 Plan and applicable award agreement, the plan administrator has sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances, based upon such factors including, but not limited to, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability.

The 2012 Plan also authorizes grants of other share-based awards, such as unrestricted shares, restricted stock units, dividend equivalents or performance units. The plan administrator will determine the terms and conditions of such awards, consistent with the terms of the 2012 Plan, at the date of grant or thereafter, including any performance goals and performance periods.

In the case of awards subject to performance goals, such goal may be based on one or more of the following criteria: (i) earnings, including one or more of operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) share price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) cost targets, reductions and savings, productivity and efficiencies;

(xv) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvi) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xvii) any combination of, or a specified increase in, any of the foregoing. Where applicable, a performance goal may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the company or a company affiliate, or a division or strategic business unit of the company, or may be applied to the performance of the company relative to a market index, a group of other companies or a combination thereof, all as determined by the Administrator. The performance goals may include a threshold level of performance below which no payment may be made (or no vesting may occur), levels of performance at which specified payments may be made (or specified vesting may occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting may occur). Each of the foregoing performance goals will determine in accordance with generally accepted accounting principles, as applicable, and may be subject to certification by the committee; provided, that the committee shall have the authority to make equitable adjustments to the performance goals, to the extent permitted under Section 162(m) of the Code, if applicable, in recognition of unusual or non-recurring events affecting the company or any company affiliate thereof or the financial statements of the company or any company affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

In the event of a merger, amalgamation, consolidation, recapitalization, reorganization, stock dividend, stock split or other change in corporate structure affecting the common stock, an equitable substitution or proportionate adjustment shall be made, as may be determined by the plan administrator, in (a) the aggregate number of shares of common stock reserved for issuance under the 2012 Plan and the maximum number of shares of common stock that may be subject to awards granted to any participant in any calendar year, (b) the kind, number and exercise price subject to outstanding stock options and SARs granted under the 2012 Plan, and (c) the kind, number and purchase price of shares of common stock subject to outstanding awards of restricted shares, deferred shares, performance shares or other share-based awards granted under the 2012 Plan. In addition, the plan administrator, in its discretion, may terminate all outstanding awards for the payment of cash or in-kind consideration. However, no adjustment or payment may cause any award under the 2012 Plan that is or becomes subject to Section 409A of the Code to fail to comply with the requirements of that section.

Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that a change in control occurs and a participant’s employment or service is terminated without cause on or after the effective date of the change in control but prior to 12 months following the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2012 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level. Under the 2012 Plan, the term change in control generally means: (a) any person other than the company, any company affiliate or subsidiary, becomes the beneficial owner, directly or indirectly, of securities representing 50% or more of our then-outstanding voting power (excluding shares purchased directly from us or our affiliates); (b) a change in the majority of the membership of our board of directors other than directors approved by two-thirds of the directors (other than directors assuming office in conjunction with an election contest) who constituted the board of directors at the time this offering is consummated, or whose election was previously so approved; (c) the consummation of a merger, amalgamation or consolidation of us or any of our subsidiaries with any other corporation, other than a merger or amalgamation immediately following which our board of directors immediately prior to the merger or amalgamation constitute at least a majority of the directors of the company surviving or continuing after the merger or amalgamation or, if the surviving company is a subsidiary, the ultimate parent thereof; or (d) our stockholders approve a plan of complete liquidation or dissolution of our company or there is consummated an agreement for the sale or disposition of all or substantially all of our assets, other than (1) a sale of such assets to an entity, at least

50% of the voting power of which is held by our stockholders following the transaction in substantially the same proportions as their ownership of the company immediately prior to the transaction or (2) a sale or disposition of such assets immediately following which our board of directors immediately prior to such sale constitute at least a majority of the board of directors of the entity to which the assets are sold or disposed, or, if that entity is a subsidiary, the ultimate parent thereof. The completion of this offering will not be a change of control under the 2012 Plan.

Until such time as the awards are fully vested and/or exercisable in accordance with the 2012 Plan, awards may not be sold, assigned, mortgaged, hypothecated, transferred, charged, pledged, encumbrance, gifted, transferred in trust (voting or other) or disposed in any other manner, except with the prior written consent of the administrator, which consent may be granted or withheld in the sole discretion of the plan administrator.

The 2012 Plan provides our board of directors with authority to suspend or terminate the 2012 Plan or any award, or revise and amend the 2012 Plan. However, stockholder approval is required for any amendment to the extent it is required to comply with applicable law or stock exchange listing requirements. The 2012 Plan will automatically terminate on the tenth anniversary of the effective date (although awards granted before that time will remain outstanding in accordance with their terms).

The award agreements for the 2012 Plan provide the board of directors and the plan administrator with the sole discretion to cancel or require repayments of awards in the event an award recipient engages in certain conduct deemed harmful to the Company.

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2012 Plan.

United States Federal Income Tax Consequences of Plan Awards

The following is a summary of certain United States Federal income tax consequences of awards under the 2012 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

An optionee generally will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the optionee recognizes ordinary income. If shares acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

A participant who is granted a share appreciation right will not recognize ordinary income upon receipt of the share appreciation right. At the time of exercise, however, the participant will recognize compensation income equal to the value of any cash received and the fair market value on the date of exercise of any shares received. We will not be entitled to a deduction upon the grant of a share appreciation right, but generally will be entitled to a compensation deduction for the amount of compensation income the participant recognizes upon the participant’s exercise of the share appreciation right. The participant’s tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

A participant generally will not be taxed upon the grant of a restricted share or performance award, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted or performance shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

In general, the grant of deferred shares will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

2006 Stock Option Plan

In November 2006, we adopted the 2006 Plan. On April 6, 2012, we amended and restated the 2006 Plan to increase the number of shares available for issuance under the plan from 1,004,957 to 1,070,209. On April 10, 2012, we issued options to purchase 63,797 shares. After taking into account our 2.7585470602469:1 reverse stock split, the amendment and restatement of the plan and the issuance of the options on April 10, 2012, we were authorized to issue up to 9,192 additional shares of common stock under the 2006 Plan. In connection with the adoption of the 2012 Plan upon the completion of this offering as described in “—2012 Omnibus Equity Incentive Plan,” the board of directors will terminate the 2006 Plan effective as of the date this offering is completed, and no further awards will be granted under the 2006 Plan after such date. However, the termination of the 2006 Plan will not affect awards outstanding under the 2006 Plan at the time of its termination and the terms of the 2006 Plan will continue to govern outstanding awards granted under the 2006 Plan. The options granted under the 2006 Plan expire 10 years after the date of grant. Subject to the grantee’s continued employment with us, options granted on December 6, 2006 vest 60% on the third anniversary of the date of grant and 20% on each of the fourth and fifth anniversary of the date of grant. Subject to the grantee’s continued employment with us, all other options granted under the plan vest 20% on each of the first five anniversaries of the date of grant.

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2006 Plan.

Outstanding Equity Awards at Fiscal Year End

	OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Steve Hislop	280,727	70,182	(1)	$2.76	07/09/2017
	40,021	10,005	(1)	$10.48	07/09/2017
Sharon Russell	90,627	—	(2)	$2.76	12/06/2016
Frank Biller	10,875	16,313	(3)	$5.99	01/01/2019
Michael Hatcher	29,000	—	(2)	$2.76	12/06/2016
	3,262	13,050	(4)	$8.22	01/01/2020
Ted Zapp	90,627	—	(2)	$2.76	12/06/2016

(1)	These options were granted on July 9, 2007 and vest 20% on each of the first five anniversaries of the grant date. These stock options became fully vested on July 9, 2012.
(2)	These options were granted on December 6, 2006 and vest 60% on the third anniversary of the grant date and 20% on each of the fourth and fifth anniversaries of the grant date.
(3)	These options were granted on January 1, 2009 and vest 20% on each of the first five anniversaries of the grant date.
(4)	These options were granted on January 1, 2010 and vest 20% on each of the first five anniversaries of the grant date.

Potential Payments upon Termination or Change in Control

Termination of Employment

We currently have employment agreements in place with Messrs. Hislop, Howie, Biller, Hatcher and Zapp and Mrs. Russell that would entitle them to severance payments upon termination of employment. For additional information on the severance benefits the executives are entitled to in the event of a termination of employment, see “—Employment Agreements.”

Assuming Mr. Hislop’s employment was terminated by us without cause on December 25, 2011, he would have received a total of approximately $366,608 in severance under his previous employment agreement. Assuming the employment of our other executive officers was terminated by us without cause on December 25, 2011, they would not have been entitled to severance. For information on the severance benefits the executives are entitled to in the event of a termination of employment, under their employment agreements entered into on November 16, 2011, see “—Employment Agreements.”

Change-in-Control

Under the 2006 Plan, our named executive officer’s stock options granted under that plan will immediately vest, in the event that (i) we are merged, consolidated or reorganized into or with another corporation and immediately afterwards our current owners no longer own a majority of the outstanding stock of the merged, consolidated or reorganized corporation; (ii) we sell or otherwise transfer all or substantially all of our assets to another corporation; (iii) our Sponsor and its affiliates, for any reason other than an initial public offering, cease to own a majority of our stock; (iv) after a public offering any person becomes, directly or indirectly, the beneficial owner of more than 50% of our stock; and (v) our stockholders approve a plan of complete liquidation or dissolution of the company.

If Messrs. Hislop, Biller and Hatcher were terminated following a change in control on December 25, 2011, they would receive $725,676, $110,700 and $59,400, respectively, as a result of the vesting of their unvested stock options. As of December 25, 2011, the fair value of our common stock was $12.77 per share.

Director Compensation

Our board of directors has not historically received compensation. Upon the completion of this offering, we plan to implement a compensation plan for our board of directors. Our directors who are also employees will not receive compensation for their services as directors. Directors who are not employees will receive an annual cash retainer of $30,000 and an initial grant of stock options to purchase up to 7,250 shares of our common stock upon joining the board of directors with 20% of such granting vesting on each of the subsequent anniversaries of the date of grant, based on the Black-Scholes method of valuation. Our audit committee chairperson will receive a $10,000 cash retainer fee. Neither the chairperson of our compensation committee nor the chairperson of our nominating and corporate governance committee will receive a retainer or any direct compensation. We will also reimburse directors for all expenses incurred in attending board meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions that occurred on or were in effect after January 1, 2008 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Voting Agreement

On July 9, 2012, we entered into the Voting Agreement with our Controlling Stockholder, MY/ZP Equity, Goode Chuy’s Direct Investors LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund. Pursuant to the Voting Agreement, the parties have agreed to vote or grant us or our Controlling Stockholder a proxy to vote their shares of our common stock (representing an aggregate of 1,340,791 shares after giving effect to the conversion of our preferred stock) for the election of the directors nominated for election by our nominating committee.

2012 Stock Repurchase

On April 6, 2012, we repurchased a total of 1,655,662 shares of our capital stock. We repurchased from the following capital stock in the amounts and from the parties set forth below (as adjusted for the elimination of fractional interests):

■	1,394,973 shares of series A preferred stock from our Sponsor for aggregate consideration of $18,894,171;

■	151,897 shares of series B preferred stock and 11,025 shares of series X preferred stock from MY/ZP Equity, LP for aggregate consideration of $2,206,696;

■	40,502 shares of series X preferred stock from Goode Chuy’s Direct Investors, LLC for aggregate consideration of $548,575;

■	40,502 shares of series X preferred stock from JPM Funds for aggregate consideration of $548,575;

■	1,134 shares of series X preferred stock and 15,624 shares of common stock from Steve Hislop for aggregate consideration of $226,975.

2010 Stock Sale

In May 2010, we sold an aggregate of 607,680 shares of series X preferred stock at a price of $8.22 per share to Goode Chuy’s Direct Investors LLC, an affiliate of Goode Partners LLC (our “Sponsor”), Steve Hislop, Frank Biller, MY/ZP Equity, LP, an entity controlled by Michael Young and by John Zapp (jointly, our “Founders”), J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P., who purchased 263,129, 7,368, 2,425, 71,630, 260,498 and 2,631 shares, respectively. For a description of the rights, preferences, privileges and restrictions of our series X preferred stock, see “Description of Capital Stock—General.”

In December 2010, we sold 9,969 shares of our common stock at a price per share of $10.04 for an aggregate purchase price of $100,048 to Ted Zapp and Sharon Russell and 4,984 shares of our common stock at a price per share of $10.04 for an aggregate purchase price of $50,024 to Michael Hatcher.

In August 2011, we sold 8,489 shares of our common stock at a price per share of $11.78 for an aggregate purchase price of $100,003 to Jon Howie.

We entered into right to repurchase agreements with Ted Zapp, Sharon Russell, Michael Hatcher and Jon Howie in connection with the sales of our common stock. The Company, at its option, has the exclusive right to repurchase these shares, at the fair market value as determined by our Board of Directors, within 12 months of the employees’ termination. For further information on the rights, preferences, privileges and restrictions of our common stock, see “Description of Capital Stock—Common Stock.”

Purchase of Common Stock by our Executives

Pursuant to options to purchase our common stock granted in conjunction with joining the company, we sold 101,503 shares of our common stock at a price of $2.76 per share for a total of $280,000 to Steve Hislop in May 2008, and 33,411 shares of our common stock at a price of $5.99 per share for an aggregate purchase price of $200,000 to Frank Biller in April 2009. We entered into a right to repurchase agreement with Frank Biller in connection with this sale of our Common Stock. The Company, at its option, has the exclusive right to repurchase these shares, at the fair market value, as determined by our Board of Directors, within 12 months of Mr. Biller’s termination. For further information on the rights, preferences, privileges and restrictions of our common stock, see “Description of Capital Stock—Common Stock.”

Acquisition Related Transactions

On November 7, 2006, we were acquired by our Sponsor. In connection with the consummation of our acquisition by our Sponsor, we entered into a number of agreements that are described below. As noted below, with respect to a number of the agreements, the approximate dollar value of the related person’s interest in the particular agreement is not determinable. The agreements are described below because they are part of a series of transactions entered into between us and our Sponsor and our Founders and their respective affiliates. In connection with the consummation of our acquisition by our Sponsor, we entered into the following agreements:

Stockholders Agreement

In November 2006, we entered into a stockholders agreement with Goode Chuy’s Holdings, LLC (our “Controlling Stockholder”), MY/ZP Equity, LP, the Founders and directors of our company, and certain option holders with the right to acquire shares of our common stock. In May 2010, we amended and restated the stockholders agreement in conjunction with the sale of our series X preferred stock to add Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC and 522 Fifth Avenue Fund, L.P., the new stockholders resulting from that sale. In the May 2010 amendment and restatement, we also added Steve Hislop and Frank Biller, who purchased shares of common stock in April 2009, as parties thereto. The stockholders agreement contains certain agreements amongst our stockholders regarding matters of corporate governance and transactions in our common stock. In connection with the consummation of this offering, certain provisions of the stockholders agreement related to transfer restrictions, tag along rights, drag along rights, right of first offer, participation rights and corporate governance provisions, such as the one regarding the election of directors, will terminate in accordance with the terms of the agreement. For further discussion of the stockholders agreement, see “Description of Capital Stock—Registration Rights” in this prospectus.

Advisory Agreement

We entered into an advisory agreement (the “Advisory Agreement”) in November 2006 with our Sponsor, pursuant to which our Sponsor agreed to provide us with certain financial advisory services. In exchange for these services, we paid to our Sponsor a one-time transaction fee of $450,000 and an aggregate annual management fee of $350,000. We also reimbursed our Sponsor for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. On March 21, 2012, upon the completion of the amendment to our senior secured credit facility, we and our Sponsor terminated the Advisory Agreement in exchange for a termination fee of $2.0 million. The agreement included customary exculpation and indemnification provisions in favor of the Sponsor and its respective affiliates which will survive the termination of this Advisory Agreement.

Bonus Payments and Related Note Payable to Founders

In conjunction with the Sponsor’s investment, the Sponsor implemented a retention bonus plan in November 2006. Under the plan, $7.0 million was to be paid to employees. We paid $2.1 million in bonuses in each of the first and second year of the plan and $700,000 in the third year of the plan. In addition, we paid an additional $0.2 million in payroll taxes. After the third year, Three Star Management, Ltd., an entity in which each of Michael Young and John Zapp own 49.5% and Three Star Management GP, in which Michael Young and John Zapp each own 50%, as general partner owns 1% and MY/ZP IP Group, Ltd., (“MY/ZP IP”), an entity owned 50% by each of our Founders, took over the payment of these bonuses. We made a note payable to Three Star Management, Ltd., to cover the remaining bonus payments. This Note bears interest at 15.00% per annum and required principal and interest payments of $77,778 per month commencing on September 1, 2009 through maturity in November 2011, with initial payments allocated to accrued interest.

Purchase of Arbor Trails Restaurant

In November 2006, the Arbor Trails location was under development by our Founders. As part of the total purchase price for Chuy’s Comida Deluxe, Inc., we agreed to a contingent amount based on the future cash flow of the Arbor Trails location. Specifically, we entered into a letter agreement with Three Star Management, Ltd. and MY/ZP IP Group GP, LLC with respect to the development of our Arbor Trails location under which we agreed to purchase the operations of the Arbor Trails location and to lease that location from an entity affiliated with our Founders. A portion of the purchase price was contingent on the future operating profit of Arbor Trails. The contingent purchase price element was to be based on four times the trailing twelve-month restaurant level cash flow. In November 2009, we paid our Founders $3,781,835 and recorded $409,335 in property and equipment and the remaining $3,372,500 was recorded in goodwill. In conjunction with the purchase of the Arbor Trails operations, in April 2008, we entered into a lease for the Arbor Trails location with an affiliate of our Founders.

Default License Letter Agreements

We entered into letter agreements in November 2006 with respect to the properties that we lease from Young/Zapp GP, LLC (“Young/Zapp”), an entity owned 50% by each of our Founders, and its subsidiaries. Pursuant to these letter agreements, if we default under our lease agreements with Young/Zapp and terminate possession of the lease location, Young/Zapp may operate a Tex Mex or Mexican food restaurant in that location. However, they may not use our trademarks or trade names or confusingly similar trademarks or tradenames. The approximate dollar value of this agreement was not determinable.

Intellectual Property

Banana Peel Software. In November 2006, we entered into the Banana Peel Software License Agreement with Banana Peel, LLC, an entity in which Michael Young, John Zapp and Sharon Russell each own 25% of the company. The agreement grants us a non-exclusive royalty-free license to use the software for our restaurants and to receive any updates or upgrades to the software. Banana Peel, LLC has agreed to license its software to our Sponsor or any of its controlled entities upon our request. The approximate dollar value of this agreement was not determinable.

Recipe License Agreement. We entered into the recipe license agreement with MY/ZP IP in November 2006 to allow the use of certain of our recipes by MY/ZP IP at Shady Grove, Inc. (“Shady Grove”), a restaurant owned by our Founders and directors of our company. Shady Grove is a restaurant that serves all-American and Southwestern cuisine, such as hamburgers, sandwiches, fries, queso, cheese sticks and chili, and for which we provide management and administrative services pursuant to a management agreement with Three Star Management, Ltd. For additional information on our management agreement with Three Star Management, Ltd., see “—Management Agreement.” The approximate dollar value of this agreement was not determinable.

Management Agreement

We entered into a management agreement in November 2006 with Three Star Management, Ltd. to provide management services, such as administrative, accounting and human resources support, to Shady Grove. In consideration of the services we provide to Shady Grove, Three Star Management, Ltd. agreed to pay us a monthly fee of $10,000, a pro rata share of the wages and expenses incurred to provide the services and the reimbursement of reasonable out-of-pocket expenses. Due to a reduction in the locations receiving management services, we agreed to reduce the fee to a $10,000 quarterly payment.

Management System License Agreement

In November 2006, we entered into a management system license agreement with MY/ZP IP to allow the use of certain of our handbooks, personnel training materials and other materials relating to our business know-how and personnel management know-how by Shady Grove and in any other endeavors of MY/ZP IP, subject to certain conditions. The approximate dollar value of this agreement was not determinable.

Cross-Marketing License Agreement

In November 2006, we entered into a cross-marketing license agreement with MY/ZP IP to allow Shady Grove to market our brand at Shady Grove and allow us to market Shady Grove at our locations. Some cross-promotional activities include selling pre-printed cups, t-shirts, calendars, and birthday cards and co-branding our website and menus. The approximate dollar value of this agreement was not determinable.

Parade Sponsorship Agreement

We entered into a parade sponsorship agreement in November 2006 with MY/ZP IP to obtain the right to sponsor, manage and operate the “Chuy’s Children Giving To Children Parade” and to use MY/ZP IP’s trademark in connection with the parade. In addition, we granted MY/ZP IP a limited license to use the Chuy’s name in their trademark “Chuy’s Children Giving To Children Parade.” The approximate dollar value of this agreement was not determinable.

Loan Agreement with our Chief Executive Officer

In conjunction with hiring and relocating of our Chief Executive Officer, Steve Hislop, in 2007, we agreed to lend Mr. Hislop the amount of his home mortgage payments on his prior residence as he was unable to sell the home when he relocated. Amounts paid for Mr. Hislop’s mortgage accrue interest at 8% per annum. With respect to the loans in fiscal 2010, 2009 and 2008, Mr. Hislop repaid a principal amount of $107,145, $105,930 and $97,839, respectively and interest of $7,363, $5,526 and $3,540, respectively. During fiscal 2011, we lent $44,952 under this agreement and $2,983 interest accrued. In June 2011, Mr. Hislop repaid all outstanding principal and interest under the loan and we agreed to terminate the loan agreement.

Leases

We lease our corporate office space as well as our North Lamar, River Oaks, Highway 183, Round Rock, Shenandoah and Arbor Trails properties from subsidiaries of Young/Zapp, a company owned 47.5% by each of our Founders and 5.0% by Sharon Russell. In 2011, we paid Young/Zapp $112,598, $222,019, $439,296, $421,914, $441,226, $276,071 and $308,548, which includes rent and a percentage of gross sales in excess of our base rent, with respect to our headquarters, North Lamar, River Oaks, Hwy 183, Round Rock, Shenandoah and Arbor Trails locations, respectively. In 2010, we paid Young/Zapp $108,000, $200,603, $445,225, $401,624, $413,323, $275,529 and $293,865, which includes rent and a percentage of gross sales in excess of our base rent, with respect to our headquarters, North Lamar, River Oaks, Hwy 183, Round Rock, Shenandoah and Arbor Trails locations, respectively. In 2009, we paid Young/Zapp $108,000, $199,558, $457,515, $389,597, $393,064, $267,985 and $292,658, which includes rent and a percentage of gross sales in excess of our base rent, with respect to our headquarters, North Lamar, River Oaks, Hwy 183, Round Rock, Shenandoah and Arbor Trails locations, respectively. In 2008, we paid Young/Zapp $108,000, $204,393, $473,480, $392,214, $385,382, $273,740 and $211,913, which includes rent and a percentage of gross sales in excess of our base rent, with respect to our headquarters, North Lamar, River Oaks, Hwy 183, Round Rock, Shenandoah and Arbor Trails locations, respectively.

Settlement Agreement

In June 2011, in connection with the departure of William C. Shackelford, a former director, we entered into a settlement agreement with Mr. Shackelford and his affiliates and our Sponsor with respect to Mr. Shackelford’s option, dated December 6, 2006, to purchase up to 90,627 shares of our common stock. Prior to the date of the settlement agreement, Mr. Shackelford exercised and purchased 30,209 shares of common stock pursuant to this option. The settlement agreement provides, among other things, that with respect to Mr. Shackelford, we will pay him $52,896, his pro rata share of the special dividend paid to our stockholders in May 2011, waive our right to repurchase the shares he purchased pursuant to his option and grant him a one-time put option for $14.48 per share for the shares he purchased pursuant to his option exercisable from June 15, 2012 to August 13, 2012. In connection with this settlement agreement, we will also pay $175,000 to Mr. Shackelford. We and our Sponsor also agreed to allow Mr. Shackelford to sell his shares as a selling stockholder in this offering; however, Mr. Shackelford has waived that right. He will not be subject to any restrictions on his ability to sell his shares following the offering.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer. See “Management—Limitations of Liability and Indemnification of Directors and Officers” for a general description of these agreements.

Related Party Transactions Policy

We intend to adopt a written policy relating to the approval of related party transactions. Our audit committee will review certain financial transactions, arrangements and relationships between us and any of the following related parties to determine whether any such transaction, arrangement or relationship is a related party transaction:

■	any of our directors, director nominees or executive officers;

■	any beneficial owner of more than 5% of our outstanding stock; and

■	any immediate family member of any of the foregoing.

Our audit committee will review any financial transaction, arrangement or relationship that:

■	involves or will involve, directly or indirectly, any related party identified above and is in an amount greater than $120,000;

■	would cast doubt on the independence of a director;

■	would present the appearance of a conflict of interest between us and the related party; or

■	is otherwise prohibited by law, rule or regulation.

The audit committee will review each such transaction, arrangement or relationship to determine whether a related party has, has had or expects to have a direct or indirect material interest. Following its review, the audit committee will take such action as it deems necessary and appropriate under the circumstances, including approving, disapproving, ratifying, cancelling or recommending to management how to proceed if it determines a related party has a direct or indirect material interest in a transaction, arrangement or relationship with us. Any member of the audit committee who is a related party with respect to a transaction under review will not be permitted to participate in the discussions or evaluations of the transaction; however, the audit committee member will provide all material information concerning the transaction to the audit committee. The audit committee will report its action with respect to any related party transaction to the board of directors.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the terms of our capital stock, our amended and restated certificate of incorporation and bylaws and certain applicable provisions of Delaware law. Copies of our amended and restated certificate of incorporation and bylaws are exhibits to the registration statement of which this prospectus is a part.

General

Prior to this offering, our authorized capital stock consisted of 11,818,345 shares of common stock, par value $0.01, of which 192,878 was issued and outstanding, and 7,667,768 shares of series A preferred stock, par value $0.01, 834,934 shares of series B preferred stock, par value $0.01, and 514,515 shares of series X preferred stock, par value $0.01, that were authorized, issued and outstanding. Prior to the completion of this offering, we will have 13 holders of record of our common stock. Holders of our preferred stock have a liquidation preference and are entitled to receive distributions, in the event of a liquidation, as follows: (1) series X preferred stockholders would receive their original investment plus an annualized return of 20%, then, (2) series A preferred stockholders would receive their original investment, then, (3) series B preferred stockholders would receive their original investment, and then, (4) common stockholders would share pro rata any remaining distributions with the preferred stockholders on an “as converted” basis. Each share of preferred stock will be convertible at the option of the holder, at any time, without the payment of additional consideration, in one share of common stock. Generally, each share of preferred stock will be converted on a mandatory basis into one share of common stock immediately before any underwritten offering pursuant to an effective registration statement resulting in at least $25.0 million in net proceeds to us. Upon mandatory conversion, each share of series A preferred stock, series B preferred stock and, subject to the following sentence, series X preferred stock will automatically convert to one share of common stock and our authorized preferred stock will be reduced by the number of converted shares of preferred stock. However, in the event that the fair market value of the series X preferred stock, as determined by our board of directors, is less than the liquidation preference applicable to the series X preferred stock, we will redeem the series X preferred stock by making a cash payment to satisfy the liquidation preference.

Prior to the closing of this offering, we will amend and restate our certificate of incorporation to, among other things, increase our authorized capital stock to 60,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01.

In accordance with the terms of our amended and restated certificate of incorporation, as soon as practicable prior to the closing of this offering, our preferred stock will automatically convert on a 1:1 basis into 9,017,217 shares of our common stock. In addition, the number of authorized shares of preferred stock will then be reduced by the number of shares of preferred stock converted. Prior to the closing of this offering, we will make certain changes to our amended and restated certificate of incorporation, including deleting all references to the series A, series B and series X preferred stock and effecting a reverse stock split.

The holders of our outstanding common stock will receive 0.36250967562268 shares of common stock after giving effect to a 2.7585470602469:1 reverse stock split of our outstanding common stock. Following the conversion of our preferred stock and reverse stock split but before the consummation of this offering, we will have 9,210,095 shares of common stock outstanding.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our certificate of incorporation do not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy constitute a quorum at all meetings of the shareholders for the transaction of business.

Dividends

The holders of our common stock are entitled to dividends our board of directors may declare, from time to time, from funds legally available therefore, subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Other Rights

Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

Following the consummation of this offering, no shares of our preferred stock will be outstanding. Our amended and restated certificate of incorporation will provide that our board of directors may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation, and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our board of directors approving the issuance of such shares.

The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the holders and may adversely affect voting and other rights of holders of our common stock. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.

Registration Rights

The following describes the registration rights of certain of our stockholders under our stockholders agreement.

Demand Registration Rights

At any time and from time to time following the consummation of a qualified initial public offering our Controlling Stockholder, its affiliates and its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC and 522 Fifth Avenue Fund, L.P., will be able to require us to use our reasonable best efforts to register their common stock under the Securities Act (subject to certain exceptions). In addition, following the consummation of a qualified initial public offering and upon the earlier of (a) the second anniversary of the qualified initial public offering or (b) the six month anniversary of a demand by one of the stockholders listed above, MY/ZP Equity, LP may make one written request for registration under the Securities Act.

Form S-3 Registration Rights

When we become qualified to file registration statements on Form S-3, any party which may demand registration of their securities, may request that the registration be made on Form S-3. However, we are not required to register securities on Form S-3 more than twice in one year.

Piggyback Registration Rights

If we propose to register any of our own securities under the Securities Act in a public offering, we will be required to provide notice to our Controlling Stockholder, its affiliates and its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC, 522 Fifth Avenue Fund, L.P., MY/ZP Equity, LP, Steve Hislop, Frank Biller, option holders, or any of their permitted transferees relating to the registration and provide them with the right to include their shares in the registration statement. These piggy-back registration rights are subject to certain exceptions set forth in the stockholders agreement. Pursuant to the terms of the stockholders agreement, we obtained waivers of these piggy-back registration rights from our stockholders with respect to the offering described in this prospectus.

Expenses of Registration

We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of our common stock held by our Controlling Stockholder or other holders of our capital stock with registration rights under our stockholders agreement.

Termination of Registration Rights

Pursuant to the stockholders agreement, our stockholders’ registration rights will terminate at such time as our stockholders are eligible to sell their shares pursuant to Rule 144, cease to hold our securities (or hold rights to acquire our securities) or as otherwise terminated pursuant to the written agreement of the parties thereto.

Restrictions on Transfer

Until November 7, 2011, MY/ZP Equity LP, Steve Hislop, Frank Biller and our option holders are prohibited from transferring our capital stock to parties other than (a) certain permitted transferees (including our Controlling Stockholder, its affiliates and its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC and 522 Fifth Avenue Fund, L.P. and certain permitted transferees), (b) in a qualified offering under Rule 144, (c) in accordance with the tag along or drag along provisions of the stockholders agreement or (d) after registration in accordance with our stockholders agreement. These restrictions will not expire upon the consummation of a qualified initial public offering.

Co-Sale Rights

Right of First Offer

If our Controlling Stockholder, its affiliates or its permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors, III, LLC or 522 Fifth Avenue Fund, L.P. propose to sell their series A preferred stock or their series X preferred stock or if we decide to sell the assets or the stock of the Company or our subsidiaries, we will be required to deliver notice to MY/ZP Equity, LP of the proposed transaction containing the terms of the proposed transfer. Following delivery of the notice, MY/ZP Equity, LP will have the right to submit a proposal within 30 days of receipt of the notice to enter into the transaction in lieu of the third party. The right of first offer will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Tag Along Rights

Prior to the consummation of a qualified initial public offering, and subject to the agreement’s other transfer restrictions, if our Controlling Stockholder, Goode Chuy’s Direct Investors, LLC, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III, LLC and 522 Fifth Avenue Fund, L.P. proposes to transfer any of our capital stock held by such stockholder (other than to permitted transferees designated in the stockholders agreement), such transferor will be required to notify us and all other stockholders of the proposed transfer and the terms of the proposed transfer. Following delivery of such notice, stockholders will have the right to participate in such sale in accordance with their pro rata share (as calculated in the stockholders agreement). This right will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Drag Along Rights

If our Controlling Stockholder accepts an offer from any person (other than any of its affiliates or permitted transferees, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III, LLC or 522 Fifth Avenue Fund, L.P.) to effect the sale of all of our series A preferred stock and series X preferred stock, our Controlling Stockholder will have the right to cause all stockholders to participate in the sale. The drag along rights will expire upon the consummation of a qualified initial public offering and will not apply to any such offering.

Tag Along/Drag Along Proceeds

If the tag along/drag along provisions apply to a sale of our capital stock and the proceeds from the sale are equal to or greater than the original purchase price paid for common stock, $2.76 per share for series A preferred stock and series B preferred stock or $8.22 per share for series X preferred stock plus a 20% IRR and any accrued but unpaid dividends, then each stockholder selling stock will be entitled to receive per share a pro rata portion of all proceeds received from the sale. If the proceeds of a sale do not satisfy the requirements listed above, then the holders of our capital stock will be paid in a specified order and amount under the stockholders agreement. In the event the net proceeds are not sufficient to cover the original amounts paid for our common stock, the remaining net proceeds will be distributed pro rata among the holders of our common stock. If payment is to be made in the form of securities, and the payment will cause substantial burden or expense on us, our Controlling Stockholder may pay the fair market value of the securities to the stockholders. This provision will expire upon the consummation of a qualified initial public offering and will not apply with respect to any such offering.

Anti-takeover Provisions

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

■

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

■

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■

on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

■	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

■	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws:

■	provide that the authorized number of directors may be changed only by resolution of the board of directors;

■

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

■

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

■

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

■	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer, the majority of our board of directors; and

■

require the approval of our board of directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our certificate of incorporation.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our shares of common stock have been approved for listing on the Nasdaq Global Select Market under the symbol “CHUY.”

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

On May 24, 2011, our wholly owned subsidiary, Chuy’s Opco, Inc., entered into a $67.5 million senior secured credit facility with GCI Capital Markets LLC, as administrative agent and sole bookrunner, General Electric Capital Corporation, as syndication agent, and a syndicate of financial institutions and other entities with respect to a senior secured credit facility. The senior secured credit facility provides for (a) a revolving credit facility, (b) a term A loan, (c) a delayed draw term B loan, and (d) an incremental term loan. Except for the incremental term loan, all borrowings under our senior secured credit facility bear interest at a variable rate based on prime, federal funds or LIBOR plus an applicable margin based on our total leverage ratio. Interest is due at the end of each month if Chuy’s Opco, Inc. has selected to pay interest based on the Index Rate or at the end of each LIBOR period if Chuy’s Opco, Inc. has selected to pay interest based on LIBOR. On March 21, 2012, we entered into a credit facility amendment to increase the available amount under the facility from $67.5 million to $92.5 million. In connection with the amendment, we borrowed an additional $25.0 million under the term A loan facility under our senior secured credit facility. As of March 25, 2012, we had borrowings under our term A loan and the revolving credit facility of $82.3 million. We have elected a variable rate of interest based on LIBOR under our term A loan. Prior to this election, we paid a fixed rate of 10.0%. Following this election, our interest rate became 8.5%. As of September 1, 2012, provided our total leverage ratio falls below 2.0 to 1.0 and based on current LIBOR rates, our interest rate will be 7.0%.

The Revolving Credit Facility

The revolving credit facility allows Chuy’s Opco, Inc. to borrow up to $5.0 million including a $500,000 sublimit for letters of credit. The unpaid balance of the revolving credit facility must be paid by May 24, 2016 or sooner if an event of default occurs thereunder. As of March 25, 2012, we had borrowings of $5.0 million under the revolving credit facility to fund new development. We have elected a variable rate of interest based on LIBOR under our revolving credit facility. Prior to this election, we paid a fixed rate of 10.0%. Following this election, our interest rate became 8.5%. Subsequent to March 25, 2012, we have reduced our borrowings under our revolving credit facility by approximately $2.3 million.

Term A Loan

The term A loan is a $52.5 million term loan facility, maturing in May 2016. Quarterly principal payments of $131,250 commenced on December 31, 2011 with the entire unpaid balance due at maturity on May 24, 2016 or sooner if an event of default occurs thereunder. In connection with the credit facility amendment, we borrowed an additional $25.0 million under the term A loan facility under our senior secured credit facility. Effective March 31, 2012, we are required to make principal payments of $193,750 each quarter with the entire unpaid balance due at maturity on May 24, 2016 or sooner if an event of default occurs thereunder.

Delayed Draw Term B Loan

The delayed draw term B loan is a $10.0 million term loan facility, which may be drawn upon after 30 days notice to the lenders prior to May 24, 2013. The entire unpaid balance of the delayed draw term B loan will be due on May 24, 2016 or sooner if an event of default occurs thereunder. At March 25, 2012, there were no delayed draw term B loans. On March 28 and May 11, 2012, we also borrowed $2.0 million and $2.5 million, respectively, under our delayed draw term B loan. Our interest rate at May 15, 2012 was 8.5%.

Incremental Term Loan

Chuy’s Opco, Inc. may request up to four incremental term loans of amounts of not more than $5.0 million, and in an increment of $5.0 million in excess thereof, but not to exceed $20.0 million in the aggregate for all such incremented term loans, which may be drawn upon after 30 days written notice to the agent and any lender agreeing to fund an incremental loan. In the event that any lenders fund any of the incremental term loans, the terms and provisions of each incremental term loan, including the interest rate, shall be determined by Chuy’s Opco, Inc. and the lenders, but in no event shall the terms and provisions of the applicable incremental term loan be more favorable to any lender providing any portion of such incremental term loan than the terms and provisions of the loans provided under the revolving credit facility, the term A loan and the delayed draw B loan. At March 25, 2012, there were no incremental term loans or requests for such loans.

Other Terms of Senior Secured Credit Facility

The senior secured credit facility is (i) jointly and severally guaranteed by us and each of our subsidiaries and any future subsidiaries that execute the senior secured credit facility as a guarantor and (ii) secured by a first priority lien on substantially all of our and our subsidiaries’ assets excluding any lease, license, contract or agreement in which a grant of a lien is prohibited.

Our senior secured credit facility, as amended, requires us to comply with certain financial tests, including:

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a maximum capital expenditures limitation per year in an aggregate amount of $22.0 million in 2012, $24.9 million in 2013, $27.7 million in 2014, $28.1 million in 2015 and $13.3 million for the remaining term of the loan in 2016; provided, however, that any unutilized portion of such capital expenditures, may be utilized in the immediately succeeding year limited to 50% of the total maximum expenditure amount of the previous year;

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a minimum fixed charge coverage ratio for the four quarters then ended on or about March 31, 2012 of not less than 2.30:1.00, which ratio varies from 2.30:1.00 to 2.00:1.00 over the remaining term of the loan;

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A maximum total leverage ratio for the four quarters then ended on or about March 31, 2012 of not more than 5.20:1.00 which ratio varies from 5.20:1.00 to 3.60:1.00 over the term of the loan and a maximum total leverage ratio of 2.75:1.00 after the completion of this offering; and

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A maximum lease adjusted leverage ratio for the four quarters then ended on or about March 31, 2012 of not more than 6.40:1.00, which ratio varies from 6.40:1.00 to 5.30:1.00 over the term of the loan.

In addition, our senior secured credit facility contains customary financial and non-financial covenants limiting, among other things, mergers and acquisitions; investments, loans and advances; employee loans and affiliate transactions; changes to capital structure and the business; additional guaranteed indebtedness, additional liens; the declaration or payment of dividends, except subsidiaries may declare and pay a dividend to us; and the sale of stock and assets. Our senior secured credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, defaults under other material debt, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect, and a change of control of our business.

Our senior secured credit facility requires that if we issue stock in an initial public offering, we will have to make a mandatory prepayment under our term A loan in the amount sufficient to reduce our total leverage ratio (as defined in our senior secured credit facility) to 2.00:1.00 and to pay the LIBOR funding breakage costs.

We used the following amounts of the net proceeds from our senior secured credit facility as follows:

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approximately $20.8 million to repay all outstanding loans and accrued and unpaid interest, servicing fees, commitment fees and letter of credit fees under our credit facility with Wells Fargo Capital Finance, Inc.;

■	approximately $10.1 million to repay the outstanding principal, interest and expenses under our credit facility with HBK Investments L.P.;

■	approximately $1.6 million to pay the expenses of the lenders; and

■	approximately $20.0 million to pay a dividend of $19.0 million to our preferred stockholders and other special one-time cash bonus payments to certain members of Chuy’s Opco, Inc.’s management.

On March 21, 2012, we entered into a credit facility amendment to increase the available amount under the facility from $67.5 million to $92.5 million. In connection with the amendment, we borrowed an additional $25.0 million under the term A loan facility under our senior secured credit facility. We used the net proceeds from the amendment and the additional borrowings under the term A loan facility as follows:

■	approximately $22.4 million to repurchase shares of our common stock, series A preferred stock, series B preferred stock, and series X preferred stock on April 6, 2012;

■	approximately $2.0 million to pay the termination fee to terminate the advisory agreement with our Sponsor; and

■	approximately $0.6 million to pay transaction costs related to the credit facility amendment and the stock repurchase.

As of March 25, 2012, approximately $82.3 million principal amount of loans were outstanding under our existing senior secured credit facility.

Note Payable to Founders

In conjunction with our acquisition by Goode Partners LLC, Chuy’s Opco, Inc. entered into a promissory note in the amount of $1.3 million in favor of Three Star Management, Ltd. The note bore interest at 15.00% per annum and required principal and interest payments of $77,778 per month commencing on September 1, 2009 through maturity in November 2011, with initial payments allocated to accrued and unpaid interest.

Former Credit Facilities

In 2006, Chuy’s Opco, Inc. entered into a credit agreement with each of Wells Fargo Capital Finance, Inc. and HBK Investments L.P. as administrative agents to, among other things, finance the acquisition of the restaurants owned by Michael Young and John Zapp, pay the related fees and expenses of the acquisition and provide funds for the operation of Chuy’s Opco, Inc. These loans were repaid in their entirety using the proceeds from our senior secured credit facility.

Wells Fargo Credit Facility

Our wholly owned subsidiary and its subsidiaries entered into two term loans, term loan A and a new unit term loan, each in the amount of $5.0 million. At Chuy’s Opco, Inc.’s request, and if certain requirements were met, the new unit term loan could be increased by up to $10.0 million. The term loan A bore interest at a variable rate based on the prime rate or LIBOR plus an applicable margin. Our interest rate under the term loan A immediately prior to repayment of the loan on May 24, 2011 was 8.25%. Principal payments of $62,500 and interest payments were due monthly under our term A loan and all unpaid principal and accrued and unpaid interest was due at maturity in November 2011. The new unit term loan bore interest at a variable rate based on the prime rate or LIBOR plus an applicable margin. Our interest rate under the new unit term loan immediately prior to repayment of the loan on May 24, 2011 was 9.0%. Interest payments under the new unit term loan were required to be paid monthly and all unpaid principal and accrued and unpaid interest was due at maturity in November 2011. The term loan A and the new unit term loan required the maintenance of a minimum EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio and capital expenditure limitations and were guaranteed by us.

Under the same credit facility, our wholly owned subsidiary, Chuy’s Opco, Inc., and its subsidiaries entered into a revolving line of credit that provided for borrowings and letters of credit of up to $5.0 million through maturity in November 2011. Interest was payable monthly at LIBOR plus 3.0%. Immediately prior to repayment of the loan on May 24, 2011, our interest rate was 8.25%. The revolving line of credit required the maintenance of a minimum EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio and capital expenditure limitations and was guaranteed by us. Available borrowing capacity on the revolving line of credit on March 27, 2011 was $1.5 million.

HBK Credit Facility

Our wholly owned subsidiary, Chuy’s Opco, Inc., and each of its subsidiaries entered into a $10.0 million term loan facility with HBK Investments L.P. as administrative agent. This term loan bore interest at a variable rate based on prime, federal funds or LIBOR plus an applicable margin. Immediately prior to repayment of the loan on May 24, 2011, our interest rate was 14%. Interest was due monthly, with all unpaid principal and accrued and unpaid interest due at maturity in November 2011. This loan required the maintenance of a minimum EBITDA, a minimum fixed charge coverage ratio, a maximum leverage ratio and a maximum of capital expenditures. It was secured by a second lien on substantially all of our assets and was guaranteed by us.

Other Financing Information

As of March 25, 2012, we had no financing transactions, arrangements or other relationships with any unconsolidated entities or related parties except with entities controlled by our founders Michael Young and John Zapp. Additionally, we had no financing arrangements involving synthetic leases or trading activities involving commodity contracts.

In the longer term, we will explore other options to raise capital, including but not limited to, renegotiating our senior credit facilities, public or private equity or other debt financing.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock and we had seven holders of record of our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of July 11, 2012, upon completion of this offering, 15,043,428 shares of common stock will be outstanding, assuming no exercise of options. Only the 5,833,333 shares sold in this offering and the 30,209 shares held by our former director will be freely tradable unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the 9,179,886 remaining shares of common stock outstanding after this offering will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and will be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

■	no restricted shares will be eligible for immediate sale upon the closing of this offering;

■	no shares will be eligible for sale after 90 days from the date of this prospectus; and

■	9,179,886 shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, assuming no extension pursuant to the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately 150,434 common shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose common shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the current public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Rule 701

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until

90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements. We will file registration statements on Form S-8 under the Securities Act to register common stock issuable under our equity incentive plans.

Lock-up Agreements

We, our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares (including, without limitation, common shares which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise. These lock-up restrictions may be extended in specified circumstances and are subject to exceptions specified in the lock-up agreements. See “Underwriting.”

Registration Rights

Upon the closing of this offering, the holders of 9,008,559 shares of common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could adversely affect the trading price of our shares of common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plan

We intend to file with the SEC registration statements under the Securities Act covering the shares of common stock subject to outstanding stock options granted under our equity incentive plans. The registration statements are expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations applicable to our affiliates and the lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

General

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock by a non-U.S. holder, as defined below, that acquires our common stock pursuant to this offering. This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (i) U.S. federal non-income tax laws, such as gift or estate tax laws, (ii) state, local or non-U.S. tax consequences, (iii) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, grantor trusts, personal holding companies, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, a partnership or other entity or arrangement classified as a partnership for United States federal income tax purposes or other pass-through entities, or an investor in such entities or arrangements, or U.S. expatriates or former long-term residents of the United States, (iv) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (v) the impact, if any, of the alternative minimum tax.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service, or the IRS, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “U.S. person” means a person that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity taxed as a corporation) created or organized (or treated as created or organized) in the United States or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. person.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes or a partner in such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the acquisition, ownership and disposition of our common stock.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL ESTATE AND GIFT TAX LAWS, AND ANY APPLICABLE TAX TREATY.

Income Tax Consequences of an Investment in Common Stock

Distributions on Common Stock

If we pay cash or distribute property to holders of shares of common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable tax treaty withholding rate generally will be required to (i) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. holder and are not subject to withholding of U.S. federal income tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a U.S. permanent establishment or fixed base) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Stock

Any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax, unless:

(i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder),

(ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

(iii) we are or have been a United States real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock, and, in the case where the shares of our common stock are regularly traded on an established securities market, the non-U.S. holder holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) more than 5% of our common stock. A corporation generally is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we currently are a USRPHC, and do not expect to become a USRPHC.

Any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. person, and the non-U.S. holder will generally be required to file a U.S. tax return. Such non-U.S. holders are urged to consult their tax advisors regarding the possible application of these rules. Any gain of a corporate non-U.S. holder that is described in clause (i) above may also be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of such paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each non-U.S. holder of our common stock the amount of dividends paid to such holder on our common stock and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

Under some circumstances, U.S. Treasury Regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our common stock. A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.

Backup withholding is not a tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such non-U.S. holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

FATCA

The Foreign Account Tax Compliance Act (“FATCA”), which was signed into law on March 18, 2010, modifies some of the rules described above, including with respect to certification requirements and information reporting, for certain stock held through a “foreign financial institution” or “non-financial foreign entity.” In the event of non-compliance with those revised requirements, a 30% U.S. withholding tax could be imposed on payments of dividends and sale proceeds in respect of our Common Stock. Although these withholding and reporting requirements generally apply to payments made after December 31, 2012, the IRS has issued a notice and proposed regulations indicating that any withholding obligations will begin on or after January 1, 2014, with respect to dividends, and January 1, 2015, with respect to gross sale proceeds. Congress delegated broad authority to the U.S. Treasury Department to promulgate regulations to implement the new withholding and reporting regime. It cannot be predicted whether or how any regulations promulgated by the U.S. Treasury Department pursuant to this broad delegation of regulatory authority will affect holders of our stock. Prospective investors are urged to consult their own tax advisors regarding FATCA that may be relevant to their investment in our stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated July 23, 2012, between us and the underwriters named below, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us the number of shares of common stock indicated in the table below:

UNDERWRITER	NUMBER OF SHARES
Jefferies & Company, Inc.	2,041,667
Robert W. Baird & Co. Incorporated	2,041,667
KeyBanc Capital Markets Inc.	583,333
Raymond James & Associates, Inc.	583,333
Stephens Inc.	583,333

Total	5,833,333

Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated are acting as joint book-running managers of this offering and as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our common stock.

The underwriters are offering the common stock subject to their acceptance of the stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.546 per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.182 per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the initial public offering price, the underwriting discounts and commissions that we are to pay the underwriters, and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$13.00	$13.00	$75,833,329	$87,208,316
Underwriting discounts and commissions paid by us	$0.91	$0.91	$5,308,333	$6,104,582
Proceeds to us, before expenses	$12.09	$12.09	$70,524,998	$81,103,734

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2.9 million, of which we have paid $1.4 million as of June 25, 2012. We will pay all remaining expenses with the proceeds of this offering.

Determination of Offering Price

Prior to the offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiations between us and the underwriters. Among the factors considered in these negotiations were the prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol “CHUY.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 874,999 additional shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended; or

■

otherwise dispose of any common stock, options or warrants to acquire common stock, or securities exchangeable or exercisable for or convertible into common stock currently or hereafter owned either of record or beneficially; or

■

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated.

This restriction terminates after the close of trading of the common stock on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated waive, in writing, such an extension.

Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of our stock prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, 184,010 shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with sales of the directed shares.

Affiliations

The underwriter and certain of its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Disclosure of the Securities and Exchange Commission’s Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Jones Day, Dallas, Texas, will pass upon the validity of our shares of common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements appearing in this prospectus have been audited by McGladrey LLP (formerly McGladrey & Pullen, LLP), an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will be required and we intend to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the SEC. In addition, we intend to make available on or through our Internet website www.chuys.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Chuy’s Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Chuy’s Holdings, Inc. and Subsidiaries as of December 26, 2010 and December 25, 2011, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 25, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chuy’s Holdings, Inc. and Subsidiaries as of December 26, 2010 and December 25, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 2011 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 17 to the accompanying consolidated financial statements, Chuy’s Holdings, Inc. effected a reverse stock split on July 11, 2012.

/s/ McGladrey LLP

Dallas, Texas

May 16, 2012, except for Note 17, as to which the date is July 11, 2012

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 25, 2012	MARCH 25, 2012
			(unaudited)	(unaudited)
				Pro forma
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,337	$2,827	$25,694	$3,269
Accounts receivable	403	447	412	412
Note receivable	115	—	—	—
Lease incentives receivable	4,036	2,100	3,763	3,763
Inventories	413	617	520	520
Prepaid expenses and other current assets	954	1,034	755	755

Total current assets	9,258	7,025	31,144	8,719

Property and equipment, net	32,113	48,114	53,224	53,224
Other assets and intangible assets, net	1,302	3,192	3,535	3,535
Deferred offering costs	—	1,638	1,681	1,681
Tradename	21,900	21,900	21,900	21,900
Goodwill	24,069	24,069	24,069	24,069

Total assets	$88,642	$105,938	$135,553	$113,128

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,878	$2,082	$2,891	$2,940
Accrued liabilities	5,018	7,740	7,054	7,054
Deferred tax liability	44	25	25	25
Deferred lease incentives	350	723	859	859
Current maturities of long-term debt	1,107	713	775	775

Total current liabilities	8,397	11,283	11,604	11,653

Deferred tax liability, less current portion	1,459	2,676	2,731	2,731
Accrued deferred rent	237	1,045	1,252	1,252
Deferred lease incentives, less current portion	7,956	10,388	11,924	11,924
Long-term debt, less current maturities	29,625	54,487	81,544	81,544

Total liabilities	47,674	79,879	109,055	109,104

Commitments and contingencies
Temporary equity:
Common stock subject to put options, 30,209 shares	—	432	434	434

Stockholders’ equity:
Common stock, $0.01 par value; 11,818,345 shares authorized and 169,805, 208,505 and 208,505 shares issued and outstanding at December 26, 2010, December 25, 2011 and March 25, 2012, respectively; 60,000,000 shares authorized and 9,210,095 shares issued and outstanding at March 25, 2012, pro forma	2	2	2	92
Convertible preferred stock, $0.01 par value; 10,657,252 shares authorized, issued and outstanding at December 26, 2010, December 25, 2011 and March 25, 2012; liquidation preference of $33,339, $15,799 and $16,113, at December 26, 2010, December 25, 2011 and March 25, 2012, respectively; 15,000,000 shares authorized and no shares issued and outstanding at March 25, 2012, pro forma	107	107	107	—
Paid-in capital	36,134	23,978	24,036	1,579
Retained earnings	4,725	1,540	1,919	1,919

Total stockholders’ equity	40,968	25,627	26,064	3,590

Total liabilities and stockholders’ equity	$88,642	$105,938	$135,553	$113,128

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands, except share and per share data)

	YEAR ENDED			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
				(unaudited)	(unaudited)
Revenue	$69,394	$94,908	$130,583	$29,209	$37,476
Costs and expenses:
Cost of sales	18,196	25,626	36,139	8,104	9,948
Labor	21,186	30,394	41,545	9,191	11,943
Operating	10,482	14,292	19,297	4,259	5,252
Occupancy	4,314	5,654	7,622	1,687	2,280
General and administrative	4,617	5,293	7,478	1,453	1,785
Advisory agreement termination fee	—	—	—	—	2,000
Settlement with former director	—	—	245	—	—
Marketing	533	655	964	220	283
Restaurant pre-opening	1,673	1,959	3,385	668	756
Depreciation and amortization	1,549	2,732	4,448	925	1,405

Total costs and expenses	62,550	86,605	121,123	26,507	35,652

Income from operations	6,844	8,303	9,460	2,702	1,824
Interest expense	3,114	3,584	4,362	889	1,282

Income before income taxes	3,730	4,719	5,098	1,813	542
Income tax expense	1,077	1,428	1,634	549	163

Net Income	2,653	3,291	3,464	1,264	379
Undistributed earnings allocated to participating interests	2,620	5,617	3,423	1,248	377

Net income (loss) available to common stockholders	$33	$(2,326)	$41	$16	$2

Net earnings (loss) per share—basic	$0.26	$(17.18)	$0.21	$0.09	$0.01

Net earnings (loss) per share—diluted	$0.25	$(17.18)	$0.20	$0.09	$0.01

Weighted-average shares outstanding—basic	126,218	135,392	191,166	169,805	208,505

Weighted-average shares outstanding—diluted	10,638,514	135,392	10,852,651	10,843,694	10,906,805

Pro forma earnings per share (unaudited):
Basic			$0.32		$0.03

Diluted			$0.30		$0.03

Adjusted pro forma earnings per share (unaudited):
Basic			$0.28		$0.03

Diluted			$0.27		$0.03

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(In thousands, except share data)

	COMMON STOCK		CONVERTIBLE PREFERRED STOCK		PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, December 28, 2008	101,503	$1	10,049,572	$101	$29,807	$(1,219)	$28,690
Stock-based compensation		—	—	—	235	—	235
Sale of stock	33,411	—	—	—	200	—	200
Deferred compensation contributed by stockholder	—	—	—	—	142	—	142
Net income	—	—		—	—	2,653	2,653

Balance, December 27, 2009	134,914	1	10,049,572	101	30,384	1,434	31,920
Stock-based compensation		—		—	310	—	310
Sale of stock	34,892	1	607,680	6	5,344	—	5,351
Deferred compensation contributed by stockholder	—	—	—	—	96	—	96
Net income	—	—	—	—	—	3,291	3,291

Balance, December 26, 2010	169,806	2	10,657,252	107	36,134	4,725	40,968
Stock-based compensation	—	—	—	—	352	—	352
Non-cash settlement with former director	—	—	—	—	70	—	70
Dividends declared and paid	—	—	—	—	(12,361)	(6,649)	(19,010)
Sale of stock and exercise of stock options	38,699	—	—	—	183	—	183
Temporary equity related to put option	—	—	—	—	(432)	—	(432)
Deferred compensation contributed by stockholder	—	—	—	—	32	—	32
Net income	—	—	—	—	—	3,464	3,464

Balance, December 25, 2011	208,505	2	10,657,252	107	23,978	1,540	25,627
Stock-based compensation—(unaudited)	—	—	—	—	61	—	61
Temporary equity related to put option (unaudited)	—	—	—	—	(3)	—	(3)
Net income (unaudited)	—	—	—	—	—	379	379

Balance, March 25, 2012—(unaudited)	208,505	$2	10,657,252	$107	$24,036	$1,919	$26,064

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	YEAR ENDED			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$2,653	$3,291	$3,464	$1,264	$379
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,549	2,732	4,448	925	1,405
Amortization of loan origination costs	188	188	363	48	89
Stock-based compensation	235	310	352	84	61
Deferred compensation contributed by shareholder	142	96	32	14	—
Non-cash settlement with former director	—	—	70	—	—
Loss on disposal of property and equipment	13	51	44	2	4
Amortization of deferred lease incentives	(44)	(241)	(620)	(138)	(191)
Deferred income taxes	882	1,218	1,198	468	55
Changes in operating assets and liabilities:
Accounts receivable	135	(188)	(44)	93	35
Inventories	(100)	(107)	(204)	13	98
Prepaid expenses and other current assets	(312)	(43)	(80)	223	279
Lease incentives receivable	(1,074)	(2,962)	1,936	2,136	(1,663)
Lease origination costs	(178)	(227)	(152)	(23)	(25)
Accounts payable	152	217	204	(325)	809
Accrued liabilities	850	754	2,767	(415)	(304)
Deferred lease incentives	1,928	6,663	3,425	—	1,864
Deferred compensation	(727)	—	—	—	—

Net cash provided by operating activities	6,292	11,752	17,203	4,369	2,895

Cash flows from investing activities:
Acquisition of property and equipment	(11,613)	(16,370)	(20,452)	(4,840)	(6,507)
Acquisition of other assets	(183)	(272)	(345)	(46)	(94)
Net proceeds on note receivable	(10)	(4)	115	(29)	—
Payment of contingent purchase price	(3,782)	—	—	—	—

Net cash used in investing activities	(15,588)	(16,646)	(20,682)	(4,915)	(6,601)

Cash flows from financing activities:
Payments on long-term debt	(750)	(1,232)	(28,482)	(394)	(131)
Borrowings on long-term debt	9,300	1,300	52,500	—	25,000
Dividend payments	—	—	(19,010)	—	—
Proceeds from sale of stock	200	5,351	183	—	—
Deferred offering costs	—	—	(875)	—	(218)
Borrowings under revolving line of credit	1,000	2,500	3,700	500	2,250
Payments under revolving line of credit	—	(1,750)	(3,250)	—	—
Loan origination costs	—	—	(1,797)	—	(328)

Net proceeds provided by financing activities	9,750	6,169	2,969	106	26,573

Net increase (decrease) in cash and cash equivalents	454	1,275	(510)	(440)	22,867
Cash and cash equivalents, beginning of period	1,608	2,062	3,337	3,337	2,827

Cash and cash equivalents, end of period	$2,062	$3,337	$2,827	$2,897	$25,694

Supplemental cash flow disclosures:
Interest paid	$2,825	$3,700	$4,060	$794	$1,185

Income taxes paid	$147	$197	$317	$40	$52

Deferred offering costs not yet paid	$—	$—	$763	$—	$588

See Notes to Consolidated Financial Statements.

CHUY’S HOLDINGS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Information Related to March 25, 2012 and to the Thirteen Weeks ended March 27, 2011 and March 25, 2012 is unaudited)

(Amounts in thousands, except share and per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Chuy’s Holdings, Inc., a Delaware corporation (the “Company”), through its wholly owned subsidiary, Chuy’s Opco, Inc., owns and operates restaurants in Texas and six states in the Southeastern and Midwestern United States. All of the Company’s restaurants operate under the name Chuy’s. The Company had 17, 23, 31 and 32 restaurants, as of December 27, 2009, December 26, 2010, December 25, 2011 and March 25, 2012, respectively.

Chuy’s was founded in Austin, Texas in 1982 by Michael Young and John Zapp, (the “Founders”) and, prior to 2006, operated as Chuy’s Comida Deluxe, Inc. (“Chuy’s”). The Company was incorporated and acquired Chuy’s in November 2006. Goode Chuy’s Holdings, LLC, an affiliate of Goode Partners LLC (the “Sponsor”), is the controlling stockholder.

All share and per share data have been retroactively restated on the accompanying financial statements to give effect to a reverse stock split. See Note 17 Subsequent Events.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Fiscal Year

The Company utilizes a 52- or 53-week fiscal year that ends on the last Sunday of the calendar year. The fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 each had 52 weeks.

Unaudited Interim Financial Statements

The interim financial statements of the Company for March 25, 2012 and for the thirteen weeks ended March 27, 2011 and March 25, 2012 (unaudited), included herein, have been prepared by the Company, without audit, in accordance with generally accepted accounting principles (“GAAP”) for interim financial information, pursuant to the rules and regulations of the SEC. Accordingly, certain information and disclosures normally included in the audited financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, all adjustments, consisting of normal, recurring accruals and estimates, which the Company considers necessary for a fair presentation of the financial position and the results of the interim periods presented, have been included. The results for the thirteen weeks ended March 25, 2012 are not necessarily indicative of the results to be expected for the full year ending December 30, 2012.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet as of March 25, 2012 reflects the repurchase of 15,627 and 1,640,035 shares of common and preferred stock, respectively, totaling $22,425. The shares were repurchased in a repurchase offer made to all stockholders of record of the Company as of March 8, 2012. Each stockholder was entitled to sell their pro rata share of the shares being repurchased based on their percentage ownership of the Company’s capital stock. Unless otherwise agreed between the Company and the selling stockholders, each stockholder was also entitled to sell their pro rata share of the aggregate difference between the total number of shares being repurchased and the number of shares initially tendered. The stock repurchase closed on April 6, 2012. This repurchase reduced total stockholders’ equity and cash by $22,425 and increased accounts payable by $49 and reduced equity by the same amount related to accrued expenses for the transaction. The stock repurchase is reflected in the accompanying unaudited pro forma balance sheet as if it occurred on March 25, 2012.

The unaudited pro forma balance sheet as of March 25, 2012, also gives effect to the assumed mandatory conversion of all outstanding shares of our series A preferred stock, series B preferred stock and series X preferred stock into common stock as if the conversion occurred on March 25, 2012. This assumed conversion is reflected in the accompanying unaudited pro forma balance sheet by reducing the remaining balance of the preferred stock ($90 net of the stock repurchase above of $17) to zero and increasing the common stock by the same amount.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These estimates are based on historical experience and various assumptions believed to be reasonable under the circumstances at the time.

Significant items subject to such estimates include the impairment test of goodwill and indefinite life intangibles. Actual results could differ from estimates.

Cash and Cash Equivalents

The Company considers all cash and short-term investments with original maturities of three months or less as cash equivalents. Amounts receivable from credit card processors are considered cash equivalents because they are both short in term and highly liquid in nature, and are typically converted to cash within three business days of the sales transactions.

Lease Incentives Receivable

Lease incentives receivable consist of receivables from landlords provided for under the lease agreements to finance leasehold improvements.

Inventories

Inventories consist of food, beverage, and merchandise and are stated at the lower of cost (first-in, first-out method) or market.

Restaurant Pre-opening Costs

Restaurant pre-opening costs consist primarily of manager salaries, relocation costs, supplies, recruiting expenses, travel and lodging, pre-opening activities, employee payroll and related training costs for employees at the new location. The Company expenses such pre-opening costs as incurred. Pre-opening costs also include rent recorded during the period between date of possession and the restaurant opening date.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Equipment consists primarily of restaurant equipment, furniture and fixtures. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset. Expenditures for major additions and improvements are capitalized. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term, including option periods that are reasonably assured of renewal, or the estimated useful life of the asset.

The estimated useful lives of assets are as follows:

Leasehold improvements	5 to 20 years
Furniture, fixtures, and equipment	3 to 7 years

Leases

The Company leases land and/or buildings for its corporate office and all of its restaurants under various long-term operating lease agreements. The Company uses a lease life that begins on the date that the Company takes possession under the lease, including the pre-opening period during construction, when in many cases the Company is not making rent payments (“Rent Holiday”).

Certain of the Company’s operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases and those with a Rent Holiday, the Company recognizes the related rent expense on a straight-line basis over the lease term and records the difference between the amounts charged to operations and amounts paid, as accrued deferred rent.

In addition, certain of the Company’s operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of the target is considered probable.

Leasehold improvements financed by the landlord through lease incentive allowances are capitalized with the lease incentive allowances recorded as deferred lease incentives. Such leasehold improvements are amortized on a straight line basis over the lesser of the life of the asset or the lease term, including option periods which are reasonably assured of renewal. Deferred lease incentives are amortized on a straight-line basis over the lease term, including option periods which are reasonably assured of renewal (the same useful life used to determine the amortization of leasehold improvements) and are recorded as a reduction of occupancy expense.

Other Assets and Intangible Assets

Other assets and intangible assets include liquor licenses, smallwares, lease acquisition costs and loan origination costs, and are stated at cost, less amortization. At the opening of a new restaurant, the initial purchase of smallwares is recorded as other assets. This balance is not amortized. Subsequent purchases of smallwares are expensed as incurred.

Goodwill

Goodwill represents the excess of cost over the fair value of assets of the businesses acquired. Goodwill is not amortized, but is subject to impairment tests at least annually. The Company performs tests to assess potential impairments on the first day of the fourth quarter or during the year if an event or other circumstance indicates that goodwill may be impaired. The impairment evaluation for goodwill is conducted using a two-step process. In the first step, the fair value of each reporting unit is compared to the carrying amount of the reporting unit, including goodwill. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities, other than goodwill, in a manner similar to a purchase price allocation. If the resulting implied fair value of the goodwill that results from the application of this second step is less than the carrying amount of the goodwill, an impairment charge is recorded for the difference. For fiscal year 2011, the Company defined the reporting unit to be each Chuy’s restaurant. No impairments of goodwill were reported during the three years ended December 25, 2011.

The valuation approach used to determine fair value is subject to key judgments and assumptions that are sensitive to change such as; revenue growth rates, operating margins, weighted average cost of capital and comparable company and acquisition market multiples. In estimating the fair value using the discounted cash flows or the capitalization of earnings method, the Company considers the period of time the restaurant has been open, the trend of the operations over such period, expectations of future sales growth and terminal value. Assumptions about important factors such as trend of future operations and sales growth are limited to those that are supportable based upon the plans for the restaurant and actual results at comparable restaurants. When developing these key judgments and assumptions, the Company considers economic, operational and market conditions that could impact the fair value. The judgments and assumptions used are consistent with what management believes hypothetical market participants would use.

In September 2011, the Financial Accounting Standards Board (“FASB”) issued guidance to amend and simplify the rules related to testing goodwill for impairment. The revised guidance allows an entity to make an initial qualitative evaluation, based on the entity’s events and circumstances, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment determine whether it is necessary to perform the currently required two-step impairment test. The amendments will be effective for the Company’s annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

Indefinite Life Intangibles

Intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized because there is no foreseeable limit to the cash flows generated by the intangible asset, and have no legal, contractual, regulatory, economic or competitive limiting factors.

The annual impairment evaluation for indefinite life intangible assets includes a comparison of the asset’s carrying value to the asset’s fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The Company also annually evaluates intangible assets that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

Impairment of Long-lived Assets

The Company reviews long-lived assets, such as property and equipment and intangibles, subject to amortization, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable. In determining the recoverability of the asset value, an analysis is performed at the individual restaurant level and primarily includes an assessment of historical cash flows and other relevant factors and circumstances. Negative restaurant-level cash flow in a comparable location is considered a potential impairment indicator. In such situations, the Company evaluates future cash flow projections in conjunction with qualitative factors and future operating plans. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the restaurant to the estimated undiscounted cash flow expected to be generated by the restaurant. If the carrying amount of the restaurant exceeds the estimated future cash flow, an impairment charge is recognized by the amount by which the carrying amount exceeds the fair value.

The Company’s impairment assessment process requires the use of estimates and assumptions regarding future cash flows and operating outcomes, which are based upon a significant degree of management judgment. The Company assesses the performance of restaurants and monitors the need for future impairment. Changes in economic environment, real estate markets, capital spending and overall operating performance could impact these estimates and result in future impairment charges.

Estimated Fair Value of Financial Instruments

We use a three-tier value hierarchy, which classifies the inputs used in measuring fair values, in determining the fair value of our non-financial assets and non-financial liabilities. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. There were no changes in the methods or assumptions used in measuring fair value during the period.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable at December 26, 2010, December 25, 2011 and March 25, 2012 approximate their fair value due to the short-term maturities of these financial instruments. The Company’s long-term debt has a variable interest rate and therefore re-prices frequently and entails no significant change in credit risk and as a result the fair value approximates the carrying value of $55,200 and $82,319 (unaudited) at December 25, 2011 and March 25, 2012, respectively. The fair value of the long-term debt at December 26, 2010 was $31,235, which was $500 higher than the carrying value of $30,732 due to an element of the long-term debt having an interest rate component. The fair value of the long-term debt at December 26, 2010 was based on Level 1 inputs. This debt at December 26, 2010 was retired in May 2011 at its carrying value.

Loan Origination Costs

Loan origination costs are capitalized and amortized over the term of the related debt agreement as interest expense, using the effective interest method.

Revenue Recognition

Revenue from restaurant operations (food, beverage and alcohol sales) and merchandise sales are recognized upon payment by the customer at the time of sale. Revenues are reflected net of sales tax and certain discounts and allowances.

The Company records a liability upon the sale of gift cards and recognizes revenue upon redemption by the customer. Breakage is recognized on unredeemed gift cards based upon historical redemption patterns when the Company determines the likelihood of redemption of the gift card by the customer is remote. Any gift card breakage was immaterial for all periods presented.

Marketing

The Company expenses the printing of menus and other promotional materials as incurred. The cost of community service and sponsorship activities are expensed on the expected timing of those events. Advertising costs are minimal and are expensed as incurred. Marketing expense was $533, $655, and $964 for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively. Marketing expense was $220 (unaudited) and $283 (unaudited) for the thirteen weeks ended March 27, 2011 and March 25, 2012, respectively.

Stock-Based Compensation

The Company maintains an equity incentive plan under which it grants non-qualified stock options to purchase common stock. Options are granted with exercise prices equal to at least the fair value of the Company’s common stock at the date of grant. The fair value of stock options at the date of grant is recognized on a straight-line basis as compensation expense over the period that an employee provides service in exchange for the award, typically the vesting period. These options vest and become exercisable once the time-based vesting period lapses.

Income Tax Matters

Income tax provisions are comprised of federal and state taxes currently due, plus deferred taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized when management considers the realization of those assets in future periods to be more likely than not. Future taxable income, adjustments in temporary differences, available carryforward periods and changes in tax laws could affect these estimates.

Deferred Offering Costs

The Company has incurred costs related to its proposed initial public offering. These costs have been deferred and will be recorded as an offset to the anticipated proceeds from the offering at the time of closing.

Earnings per Share

Basic earnings per share is computed using the two-class method by dividing net income available to common stockholders less undistributed earnings to participating interest by the weighted-average number of shares of common stock outstanding during the reporting period. The diluted earnings per share calculations include the dilutive effect of convertible preferred stock outstanding and the weighted-average stock options outstanding.

Segment Reporting

The FASB issued Accounting Standards Codification (“Codification”) Topic No. 280, Segment Reporting, which established standards for disclosures about products and services, geographic areas and major customers. The Company currently operates one reporting segment; full-service, casual dining, Mexican food restaurants. Additionally, we operate in one geographic area: the United States of America.

Revenue from customers is derived principally from food and beverage sales and the Company does not rely on any major customers as a source of revenue.

Recent Accounting Pronouncements

In April 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements. This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The new guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on its consolidated financial position, results of operations or cash flows.

2. EARNINGS PER SHARE

The number of shares and earnings per share data (“EPS”) for all periods presented are based on the historical weighted-average shares of common stock outstanding. EPS is computed using the two-class method. The two-class method determines EPS for common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. The Company’s convertible preferred stockholders are entitled to receive dividends in the event dividends on the Company’s common stock are declared. As a result, the shares of the Company’s convertible preferred stock are deemed to be participating securities.

Basic EPS of common stock is computed by dividing net income (loss), less the undistributed earnings allocated to participating interests, by the weighted-average number of shares of common stock outstanding for the period. Due to the issuance of the series X preferred stock in 2010, the basic EPS is computed by dividing net income (loss), less the original investment of $5,000 in series X preferred stock and annualized 20.0% preferred return and the undistributed earnings allocated to participating interests, by the weighted-average number of shares of common stock outstanding for the period. The original investment in series X preferred stock and the 20.0% preferred return must be paid to series X preferred stockholders prior to any payment of dividends to the common stockholders. For the year ended December 26, 2010, after adjusting net income for the original investment in and the preferred return on the series X preferred stock, there was no income remaining to be allocated to the Company’s common stock or participating interests.

Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential shares of common stock equivalents outstanding during the period using the treasury stock method for dilutive options and the if converted method for dilutive convertible preferred stock. The numerator is net income less the preferred return on the series X preferred stock. The series X preferred stock is anti-dilutive. Options to purchase 50,026, 50,026 and 0 shares of common stock, for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively, were outstanding but not included in the computation of diluted net EPS because their inclusion would have an anti-dilutive effect. For all periods presented undistributed earnings allocated to participating interests related to the series A preferred stock and series B preferred stock are not deducted from net income for purposes of calculating diluted earnings per share because the diluted earnings per share gives effect to the conversion of this preferred stock into common stock as of the beginning of the year. For the year ended December 26, 2010, the series A preferred stock and the series B preferred stock are antidilutive as a result of the net loss available to common stockholders.

The computation of basic and diluted earnings per share is as follows:

	YEAR ENDED			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
				(unaudited)	(unaudited)
BASIC
Numerator:
Net income	$2,653	$3,291	$3,464	$1,264	$379
Less liquidation preference and preferred return on series X preferred stock	—	5,617	1,121	261	313
Less undistributed earnings allocated to participating interests	2,620	—	2,302	987	64

Net income (loss) available to common stockholders	$33	$(2,326)	$41	$16	$2

Denominator:
Weighted-average common shares outstanding	126,218	135,392	191,166	169,805	208,505

Basic earnings (loss) per common share	$0.26	$(17.18)	$0.21	$0.09	$0.01

DILUTED
Numerator:
Net income attributed to common stockholders	$2,653	$3,291	$3,464	$1,264	$379
Less liquidation preference and preferred return on series X preferred stock	—	5,617	1,121	261	313
Less undistributed earnings allocated to participating interests	—	—	131	56	4

Net income (loss) available to common and participating stockholders	$2,653	$(2,326)	$2,212	$947	$62

	YEAR ENDED			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
				(unaudited)	(unaudited)
Denominator:
Weighted-average common shares outstanding	126,218	135,392	191,166	169,805	208,505
Dilutive effect of preferred stock conversion	10,049,572	—	10,049,572	10,049,572	10,049,572
Dilutive effect of stock options	462,724	—	611,913	624,317	648,728

Weighted-average of diluted shares	10,638,514	135,392	10,852,651	10,843,694	10,906,805

Diluted earnings (loss) per common share	$0.25	$(17.18)	$0.20	$0.09	$0.01

3. CONVERTIBLE PREFERRED STOCK

As of December 25, 2011, the Company had issued three series of convertible preferred stock. A schedule of convertible preferred stock is as follows:

SERIES	NUMBER	DATE OF ISSUANCE	ORIGINAL	DIVIDEND PAID
Series A	9,062,741	November 2006	$25,000	$15,868
Series B	986,831	November 2006	2,722	1,728
Series X	607,680	May 2010	5,000	1,064

Total Preferred	10,657,252		$32,722	$18,660

Common Stock	208,505	various	$914	$350

Total Capital Stock	10,865,757		$33,636	$19,010

There are no mandatory dividends on the convertible preferred stock.

On May 25, 2011, the Company declared and paid a special dividend (“Special Dividend”) of $1.75 per share on all outstanding shares of common and convertible preferred stock. The dividend of approximately $19,010 was paid by May 31, 2011. This Special Dividend also included a $53 dividend paid on June 15, 2011 in conjunction with a settlement with a former director (see Note 15). The table above gives a breakdown of dividends paid to holders of each series of the Company’s preferred stock and the Company’s common stock.

Each share of preferred stock is convertible at the option of the holder, at any time, without the payment of additional consideration into one share of common stock.

Immediately before any underwritten offering pursuant to an effective registration statement resulting in at least $25,000 in net proceeds to the Company, each share of convertible preferred stock will be converted on a mandatory basis into one share of common stock. However, in the event that the fair market value of the series X convertible preferred stock, as determined by the board of directors of the Company, is less than the required liquidation preference, the Company will redeem those shares by making cash payments to those stockholders to satisfy the liquidation preference.

Based on the excess of the fair value of the common stock over the liquidation preference of the series X preferred stock and the estimated timing of the initial public offering, management does not believe the criteria for mandatory redemption of the series X preferred stock will be triggered. In the event the estimated initial public offering pricing would result in a possible trigger of the redemption feature of the series X preferred stock, the controlling stockholder and Sponsor of the Company has the ability to delay and/or abort the initial public offering.

As of March 25, 2012 (unaudited), the Company’s liquidation preference on the series X preferred stock was $9.85 per share and the fair value per share of the Company’s common stock into which each share of series X preferred stock was convertible on a 1:1 basis was in excess of the liquidation preference.

As of March 25, 2012, in the event of liquidation, stockholders would receive distributions in the following sequence:

SERIES	NUMBER OF SHARES	DATE OF ISSUANCE	REMAINING LIQUIDATION PREFERENCE	CUMULATIVE RETURN OF SERIES X	LIQUIDATION PREFERENCE
				(unaudited)
Series X	607,680	May 2010	$5,000	$987	Original investment plus 20% cumulative annualized return (net of dividends paid)
Series A	9,062,741	November 2006	9,132	—	Original investment (net of dividends paid)
Series B	986,831	November 2006	994	—	Original investment (net of dividends paid)

			$15,126	$987

In liquidation, the Series X remaining liquidation preference and cumulative return would be paid first followed by the Series A remaining liquidation preference and then by the Series B remaining liquidation preference. Any remaining distributions would be allocated pro rata among the preferred stockholders on an “as converted” basis with the common stockholders.

4. UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA EARNINGS PER SHARE

On July 11, 2012 the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) in anticipation of the initial public offering of its common stock. Immediately prior to the consummation of an initial public offering of at least $25,000, each share of series A preferred stock, series B preferred stock and series X preferred stock will be converted on a mandatory basis into shares of common stock. The unaudited pro forma basic and diluted earnings per share gives effect to the assumed conversion of all outstanding shares of convertible preferred stock, as if the conversion was completed at the beginning of fiscal year 2011. Pro forma diluted earnings per share include the dilutive effect of stock options, using the treasury stock method. The unaudited pro forma basic and diluted earnings per share for the year ended December 25, 2011 and for the thirteen weeks ended March 25, 2012 does not give effect to the initial public offering and the use of proceeds therefrom, except for the conversion of all outstanding shares of convertible preferred stock and the adjustments set forth below. The computation of unaudited pro forma basic and diluted earnings per share for the fiscal year ended December 25, 2011 and the thirteen weeks ended March 25, 2012 are as follows:

	FISCAL YEAR		THIRTEEN WEEKS
	ENDED DECEMBER 25, 2011		ENDED MARCH 25, 2012
	BASIC	DILUTED	BASIC	DILUTED
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$3,464	$3,464	$379	$379

Pro forma weighted average number of common shares:
Weighted average number of converted preferred shares	10,657,252	10,657,252	10,657,252	10,657,252
Weighted average number of common shares	191,166	191,166	208,505	208,505
Weighted average dilutive effect of stock options	—	611,913	—	648,729

Pro forma weighted average number of common shares	10,848,418	11,460,331	10,865,757	11,514,486

Pro forma earnings per share	$0.32	$0.30	$0.03	$0.03

Since the dividend payment paid on May 25, 2011 was paid in the most recent 12 month period presented prior to the initial public offering and the dividend was in excess of current period earnings, such dividend is deemed to be paid out of proceeds of the offering rather than fiscal year 2011 earnings under certain interpretations of the SEC. In addition, as part of the credit facility amendment, the Company made a termination payment to the Sponsor in the amount of $2,000 to terminate the advisory agreement. See Note 7 Long-Term Debt. Since this payment was made to the principal stockholder, such payment is deemed to be analogous to using the offering proceeds to pay a dividend. As such, the unaudited adjusted pro forma earnings per share for the fiscal year ended December 25, 2011 and for the thirteen weeks ended March 25, 2012 gives effect to the pro forma adjustments discussed, as well as the number of shares that would be required to generate proceeds necessary to pay the full amount of the dividend and the termination payment, in excess of fiscal year 2011 earnings. The following table sets forth the computation of unaudited adjusted pro forma basic and diluted earnings per share based on the offering price of $13.00 per share for the fiscal year ended December 25, 2011 and for the thirteen weeks ended March 25, 2012:

	FISCAL YEAR		THIRTEEN WEEKS
	ENDED DECEMBER 25, 2011		ENDED MARCH 25, 2012
	BASIC	DILUTED	BASIC	DILUTED
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$3,464	$3,464	$379	$379
Adjusted pro forma weighted average number common shares:
Pro forma weighted average number of common shares	10,848,418	11,460,331	10,865,757	11,514,486
Additional pro forma shares assumed issued in offering necessary to pay dividend and termination fee	1,349,692	1,349,692	1,349,692	1,349,692

Adjusted pro forma weighted average number of common shares	12,198,110	12,810,023	12,215,449	12,864,178

Adjusted pro forma earnings per share	$0.28	$0.27	$0.03	$0.03

5. PROPERTY AND EQUIPMENT

The major classes of property and equipment at December 26, 2010 and December 25, 2011 are summarized as follows:

	DECEMBER 26, 2010	DECEMBER 25, 2011
Leasehold improvements	$20,703	$34,231
Furniture, fixtures and equipment	13,645	20,554
Construction in progress	3,055	2,929

	37,403	57,714
Less accumulated depreciation	(5,290)	(9,600)

Total property and equipment, net	$32,113	$48,114

Depreciation expense was $1,535, $2,706 and $4,407 for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively.

6. GOODWILL, OTHER ASSETS AND OTHER INTANGIBLE ASSETS

The major classes of goodwill, other assets and other intangibles assets along with related accumulated amortization at December 26, 2010 and December 25, 2011 are summarized as follows:

	AVERAGE LIFE AT DECEMBER 25, 2011 (YEARS)	2010			2011
		GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET AMOUNT	GROSS AMOUNT	ACCUMULATED AMORTIZATION	NET AMOUNT
Other assets and intangibles assets, net:
Liquor License	indefinite	$35	$—	$35	$35	$—	$35
Loan origination cost	4.3	898	(741)	157	1,796	(206)	1,590
Lease acquisition cost	12.0	576	(43)	533	729	(84)	645
Other assets	—	577	—	577	922	—	922

Total other assets and intangible assets, net:		$2,086	(784)	1,302	$3,482	(290)	$3,192

Tradename		$21,900	$—	$21,900	$21,900	—	$21,900

Goodwill		$24,069	$—	$24,069	$24,069	—	$24,069

Amortization expense was $202, $214 and $404 for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively.

The Company’s estimated amortization expense for the following fiscal years is as follows:

	LOAN ORIGINATION COSTS	LEASE ACQUISITION COSTS	TOTAL
2012	$357	$46	$403
2013	359	46	405
2014	361	46	407
2015	364	46	410
2016	149	46	195
Thereafter	—	415	415

	$1,590	$645	$2,235

7. LONG-TERM DEBT

Long-term debt at December 26, 2010, December 25, 2011 and March 25, 2012, consists of the following:

	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 25, 2012
			(unaudited)
Wells Fargo Term A Loan	$2,687	$—	$—
Wells Fargo New Unit Term Loan	15,000	—	—
Wells Fargo Working capital revolving line of credit	2,250	—	—
HBK Term B Loan	10,000	—	—
Golub—Term Loan A	—	52,500	77,369
Golub—Revolver	—	2,700	4,950
Note payable-related party	795	—	—

	30,732	55,200	82,319
Less current maturities	(1,107)	(713)	(775)

Total long term debt, less current maturities	$29,625	$54,487	$81,544

In November 2006, the Company, entered into a credit agreement with each of Wells Fargo Capital Finance, Inc. and HBK Investments, L.P. as administrative agents to, among other things, finance the acquisition of the restaurants owned by the Company’s Founders, pay the related fees and expenses of the acquisition, and provide funds for the operation of the Company. The aforementioned credit facilities were paid off in May 2011 under the Senior Secured Credit Facility as discussed below.

Wells Fargo Credit Facility

Pursuant to the 2006 credit agreement, the Company entered into two term loans, Term A Loan in the amount of $5,000, and a New Unit Term Loan, in the amount of $15,000.

(a) The Term A Loan bore interest at a variable rate based on the prime rate or the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. On December 26, 2010, the Term A Loan consisted of two notes, one bearing interest at the base rate plus prime (8.25%) and one bearing interest of LIBOR plus applicable margin (8.0%).

(b) The New Unit Term Loan bore interest at a variable rate based on the prime rate or LIBOR plus an applicable margin. On December 26, 2010, the New Unit Term Loan bore interest at LIBOR plus an applicable margin (8.75%). In addition, the Company paid an annual commitment fee of 0.5% on the unused portion of the New Unit Term Loan.

(c) Under the same credit facility, the Company entered into a Working Capital Revolving Line of Credit, to provide for borrowings and letters of credit of up to $5,000 through maturity in November 2011. The Working Capital Revolving Line of Credit bore interest at a variable rate based on the prime rate or LIBOR plus an applicable margin. In addition, the Company paid an annual commitment fee of 0.5% on the unused portion of the Working Capital Revolving Line of Credit. On December 26, 2010, the Working Capital Revolving Line of Credit consisted of two loans, one bearing the base rate plus applicable margin (8.25%) and the other line of credit bore LIBOR plus applicable margin (8.0%). The availability of the Working Capital Revolving Line of Credit was reduced by any borrowings and any outstanding letters of credit.

HBK Credit Facility

The Company also entered into a $10,000 Term B Loan facility with HBK Investments, L.P. as administrative agent. This note bore interest at the greater of the base rate plus applicable margin or LIBOR plus applicable margin. On December 26, 2010, the Term B Loan interest rate was LIBOR plus an applicable margin (14.0%).

Note Payable—Related Party

The unsecured note payable to the related party bore interest at 15.0% per annum and required principal and interest payments of approximately $78 per month commencing on September 1, 2009 through maturity in November 2011.

Senior Secured Credit Facility

On May 24, 2011, the Company entered into a $67,500 senior credit facility with a syndicate of financial institutions and other entities with respect to a senior secured credit facility.

The Company used the proceeds for the senior secured credit facility as follows:

(a) approximately $20,800 to repay all outstanding loans and accrued and unpaid interest, servicing fees, commitment fees and letter of credit fees under our credit facility with Wells Fargo Capital Finance, Inc.;

(b) approximately $10,100 to repay the outstanding principal, interest, and expenses under our credit facility with HBK investments L.P.;

(c) approximately $1,600 to pay the expenses of the lenders; and

(d) approximately $20,000 to pay a dividend of $19,000 to our common and preferred stockholders and other special one-time cash bonus payments of $1,000 to certain members of management.

This senior secured credit facility provides for, (a) Revolving Credit Facility, (b) Term A Loan, (c) Delayed Draw Term B Loan and (d) Incremental Term Loan.

(a) The Revolving Credit Facility allows the Company to borrow up to $5,000, including a $500 sub-limit for letters of credit. The unpaid balance of the Revolving Credit Facility must be paid by May 24, 2016. Advances under the Revolving Credit Facility bear interest at a variable rate based on the prime or federal funds (Index Rate) or LIBOR plus an applicable margin at the Company’s election, based on the Company’s total leverage ratio. Interest is due at the end of each month if the Company has selected to pay interest based on the Index Rate or at the end of each LIBOR period if the Company has selected to pay interest based on LIBOR. As of March 25, 2012, the Company had borrowings of $4,950 (unaudited) under the Revolving Credit Facility. Subsequent to March 25, 2012, the Company reduced borrowings under the Revolving Credit Facility by $2,250 (unaudited).

(b) The Term A Loan is a $52,500 term loan facility, maturing in May 2016. The Term A Loan bears interest at a variable rate based on the prime, federal funds or LIBOR plus an applicable margin at the Company’s election, based on the Company’s total leverage ratio. Quarterly principal payments of $131 commence on December 31, 2011, with the entire unpaid balance due at maturity on May 24, 2016. Interest is due at the end of each month if the Company has selected to pay interest based on the Index Rate or at the end of each LIBOR period if the Company has selected to pay interest based on LIBOR.

(c) The Delayed Draw Term B Loan is a $10,000 term loan facility, which may be drawn upon after 30 days notice to the lenders prior to May 24, 2013. The Delayed Draw Term B Loan bears interest at a variable rate based on the Index rate or LIBOR plus an applicable margin at the Company’s election, based on the Company’s total leverage ratio. Interest is due at the end of each month if the Company has selected to pay interest based on the Index Rate or at the end of each LIBOR period if the Company has selected to pay interest based on LIBOR.

The entire unpaid balance of the Delayed Draw Term B Loan will be due on May 24, 2016. As of December 25, 2011, the Company had no borrowings on the Delayed Draw Term B Loan. Subsequent to March 25, 2012, the Company borrowed $4,500 (unaudited) on the Delayed Draw Term B Loan.

(d) Under the Incremental Term Loan, the Company may request up to four incremental term loans of amounts of not more than $5,000 each, but not to exceed $20,000 in the aggregate for all such incremental term loans. These incremental term loans may be requested prior to May 24, 2015 drawn upon after 30 days written notice to the agent and any lender agreeing to fund an incremental loan.

(e) Other Terms—In addition to paying interest on the outstanding principal under the senior secured credit facility, and quarterly principal payments commencing on December 31, 2011, the Company is required to pay a commitment fee to lenders under the revolving credit facility in respect of the unused commitments thereunder at a rate equal to 0.5%. The senior secured credit facility also requires the Company to maintain certain financial and nonfinancial covenants and limitations, including a restriction on the declaration and payment of dividends without the prior written consent of the Administrative Agent.

As a result of entering into the senior secured credit facility, the Company recorded an expense of $78 to write off the unamortized loan origination fees related to the retired credit facility. The Company paid loan origination costs of $1,800 related to the senior secured credit facility, and is amortizing these loan origination costs over the remaining term of the credit agreement.

On March 21, 2012, the Company entered into a credit facility amendment (the “Amendment”). The Amendment provides for an additional draw on its Term A Loan of $25,000 such that the outstanding principal amount of the Term A Loan was increased from $52,369 to $77,369. The incremental loan has the same terms and covenants as the existing senior credit facility and quarterly principal payments were increased from $131 to $194.

The proceeds of the loan were used for a $2,000 termination payment to the Sponsor to terminate its advisory agreement effective March 21, 2012 (see Note 13 Commitments and Contingencies), $575 in estimated fees and expenses related to the incremental loan, and $22,425 to repurchase shares of the Company’s common and preferred stock. The shares were repurchased in a repurchase offer made to all stockholders of record of the Company as of March 8, 2012. Each stockholder was entitled to sell their pro rata share of the 1,655,662 shares being repurchased based on their percentage ownership of the Company’s capital stock. Unless otherwise agreed between the Company and the selling stockholders, each stockholder was also entitled to sell their pro rata share of the aggregate difference between the total number of shares being repurchased and the number of shares initially tendered. The stock repurchase closed on April 6, 2012.

Maturities of long-term debt obligations at December 25, 2011, adjusted to give effect to the Amendment are as follows:

MATURITIES OF LONG-TERM DEBT OBLIGATIONS AT DECEMBER 25, 2011
2012	$713
2013	773
2014	773
2015	773
2016	52,168

Total long-term debt	$55,200

The obligations under the Company’s long-term debt (excluding the note payable-related party) are secured by a first priority lien on substantially all of the Company’s assets.

8. ACCRUED LIABILITIES

The major classes of accrued liabilities at December 26, 2010, December 25, 2011, and March 25, 2011 are summarized as follows:

	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 25, 2012
			(unaudited)
Accrued compensation and related benefits	$1,795	$2,500	$2,529
Sales, property, and liquor taxes	1,586	1,787	2,082
Other accruals	814	1,527	801
Deferred gift card revenue	660	846	587
Accrued offering expenses	—	763	588
Accrued interest	163	317	467

Total accrued liabilities	$5,018	$7,740	$7,054

9. LEASES

The Company leases land and buildings for its corporate office and all of its restaurants under various long-term operating lease agreements. The initial lease terms range from 10 years to 20 years and currently expire between 2016 and 2032. The leases include renewal options for 5 to 20 additional years. Some of the leases provide for base rent, plus additional rent based on gross sales, as defined in each lease agreement. The Company is also generally obligated to pay certain real estate taxes, insurance and common area maintenance (“CAM”) charges, and various other expenses related to properties.

Rent expense is paid to various landlords including several companies owned and controlled by certain of the Company’s minority stockholders.

At December 25, 2011, the future minimum rental commitments under non-cancellable operating leases, including option periods that are reasonably assured of renewal are as follows:

	RELATED PARTY	UNRELATED PARTIES	TOTAL
Fiscal year ending:
2012	$1,805	$5,610	$7,415
2013	1,832	5,799	7,631
2014	1,901	5,864	7,765
2015	1,956	5,959	7,915
2016	2,012	5,970	7,982
Thereafter	1,442	55,261	56,703

Total minimum lease payments	$10,948	$84,463	$95,411

The above future minimum rental amounts exclude the amortization of deferred lease incentives, renewal options that are not reasonably assured of renewal, and contingent rent based on sales or increases in the Consumer Price Index. The Company generally has escalating rents over the term of the leases and records rent expense on a straight-line basis.

Rent expense, excluding real estate taxes, CAM charges, insurance, deferred lease incentives and other expenses related to operating leases for the years ended December 27, 2009, December 26, 2010 and December 25, 2011 and for the thirteen weeks ended March 27, 2011 and March 25, 2012 consists of the following:

	YEAR ENDED			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
				(unaudited)	(unaudited)
Minimum rent—related parties	$1,622	$1,663	$1,749	$437	$463
Contingent rent—related parties	420	409	472	114	108

Total rent—related parties	2,042	2,072	2,221	551	571
Minimum rent—unrelated parties	1,483	2,582	4,028	843	1,258
Contingent rent—unrelated parties	82	96	197	33	42

Total rent—unrelated parties	1,565	2,678	4,225	876	1,300

Total minimum and contingent rent	$3,607	$4,750	$6,446	$1,427	$1,871

10. EMPLOYEE BENEFIT PLAN

The Chuy’s Opco, Inc. 401(k) plan, (the “401(k) Plan”), is a defined contribution plan covering all eligible employees. The 401(k) Plan provides for employee salary deferral contributions up to the maximum amount allowable by the Internal Revenue Service (“IRS”), as well as Company discretionary matching contributions. Company contributions relating to the 401(k) Plan were $60, $50 and $80 for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively.

11. STOCK-BASED COMPENSATION

The Company maintains the Chuy’s Holdings, Inc. Amended and Restated 2006 Stock Option Plan (the “Plan”). On April 6, 2012 the Company amended the Plan to increase the shares available for the issuance of options under the Plan from 1,004,957 to 1,070,209 shares of the Company’s common stock. Options granted have a maximum term of 10 years. Subject to an optionee’s continued employment, options granted on December 6, 2006 vested 60% on the third anniversary of the date of grant and 20% on each of the fourth and fifth anniversaries of the date of the grant. Options granted after December 6, 2006 vest 20% for each of the first five anniversaries of the date of grant as long as the optionee remains in the continuous employment of the Company through such dates. In addition, under the Plan all employee options would immediately vest upon a change in control.

Stock-based compensation cost recognized in the accompanying consolidated statements of income was $235, $310 and $352 for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively. Stock-based compensation cost recognized in the accompanying consolidated statements of income was $84 (unaudited) and $61 (unaudited) for the thirteen weeks ended March 27, 2011 and March 25, 2012, respectively.

A summary of stock-based compensation activity and changes during the fiscal year ended December 25, 2011 is as follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (YEAR)	AGGREGATE INTRINSIC VALUE
Outstanding and expected to vest at December 26, 2010	951,324	$3.95
Granted	54,596	$10.84
Exercised	(30,209)	$2.76
Forfeited	(5,438)	$5.99

Outstanding and expected to vest at December 25, 2011	970,273	$4.36	5.88	$8,161

Exercisable at December 25, 2011	715,142	$3.45	5.39	$6,665

No new stock options were granted during the thirteen weeks ended March 25, 2012.

The aggregate intrinsic value in the table above is obtained by subtracting the weighted average exercise price from the estimated fair value of the underlying common stock as of December 25, 2011 and multiplying this result by the related number of options outstanding and exercisable at December 25, 2011. The estimated fair value of the common stock as of December 25, 2011 used in the above calculation was $12.77 per share.

The Company assumed zero forfeitures as options have been granted to senior management level employees for which the Company has experienced historically low turnover. The expected term was calculated based upon similar grants of comparable companies.

The weighted-average grant date fair value of options granted was $3.12, $4.17 and $5.71 for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively. Expected volatility was based on competitors within the industry and using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2009	2010	2011
Dividend yield	0%	0%	0%
Expected volatility	44%	44%	44%
Risk-free rate of return	2.42%	3.36%	3.36%
Expected life	7 years	7 years	7.5 years

There was $607 of total unrecognized compensation costs related to options granted under the Plan as of December 25, 2011. These costs will be recognized through the year 2015. In the event of a change of control, all of the Company’s unrecognized compensation costs would be immediately recognized.

One significant factor in determining the fair value of our options, when using the Black-Scholes option pricing model, is the fair value of the common stock underlying those stock options. The Company has been a private company with no active public market for its common stock. The fair value of the common stock underlying the stock options was determined by our board of directors, which intended to grant all stock options with an exercise price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The Company has determined the estimated per share fair value of its common stock on a quarterly basis using a contemporaneous valuation determined by our board of directors based upon information available to it at the time of the valuation. The fair value of the Company’s common stock was based on an analysis of relevant metrics, including the following:

(a) The rights, privileges and preferences of the Company’s convertible preferred stock;

(b) Our operating and financial performance;

(c) The hiring of key personnel;

(d) The risks inherent in the development and expansion of our restaurants;

(e) The fact that the option grants involve illiquid securities in a private company;

(f) The likelihood of achieving a liquidity event, such as an initial public offering or sale of our company;

(g) An estimated enterprise value determined by applying a consistent multiple to our earnings before interest,

     taxes, depreciation and amortization; and

(h) Financial metrics of publicly traded companies in our peer group.

In addition, at December 25, 2011, as part of the Company’s valuation analysis, the board of directors obtained a contemporaneous valuation study from an independent third-party valuation firm. In performing its valuation analysis, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements and reviewed the Company’s corporate documents. In addition, these valuation studies were based on a number of assumptions, including industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation.

12. INCOME TAXES

The provision for federal income taxes for the years ended December 27, 2009, December 26, 2010 and December 25, 2011 consisted of the following:

	2009	2010	2011
Current income tax expense
Federal	$—	$—	$—
State	196	209	436

Total current income tax expense	196	209	436
Deferred income tax expense
Federal	881	1,007	755
State	—	212	443

Total deferred income tax expense	881	1,219	1,198

Total income tax expense	$1,077	$1,428	$1,634

Temporary differences between the tax and financial reporting basis of assets and liabilities that give rise to the deferred income tax assets (liabilities) and their related tax effects at December 26, 2010 and December 25, 2011 are as follows:

	2010	2011
Deferred tax assets:
Net operating loss carryforwards	$3,635	$5,997
Accrued liabilities	170	417
General business credits	2,098	3,144
Stock-based compensation	313	443
Other	62	91

Total deferred tax assets	6,278	10,092

Deferred tax liability:
Intangibles	(3,937)	(5,037)
Prepaid expenses	(194)	(199)
Property and equipment	(3,539)	(7,295)
Other	(111)	(262)

Total deferred tax liabilities	(7,781)	(12,793)

Net deferred liabilities	$(1,503)	$(2,701)

The Company’s net operating loss carryforward of $17,602 at December 25, 2011 will expire in 2031. As of December 25, 2011, the Company has tax credits of $3,144 expiring in 2031. The following is a table showing the net operating loss by year of expiration:

YEAR CREATED	NET OPERATING LOSS	YEAR EXPIRING
2006	$458	2026
2007	2,441	2027
2008	4,293	2028
2009	2,883	2029
2010	3,144	2030
2011	4,383	2031

	$17,602

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred taxes will not be realized. Both positive and negative evidence are considered in forming management’s judgment as to whether a valuation allowance is appropriate, and more weight is given to evidence that can be objectively verified. The tax benefits relating to any reversal of the valuation allowance on the deferred tax assets would be recognized as a reduction of future income tax expense. The Company believes that it will realize all of the deferred tax assets. Therefore, no valuation allowance has been recorded.

The effective income tax (benefit) expense differs from the federal statutory tax expense for the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 and for the thirteen weeks ended March 27, 2011 and March 25, 2012 as follows:

	FISCAL YEAR ENDED			THIRTEEN WEEKS ENDED
	DECEMBER 27, 2009	DECEMBER 26, 2010	DECEMBER 25, 2011	MARCH 27, 2011	MARCH 25, 2012
				(unaudited)	(unaudited)
Expected income tax expense	$1,255	$1,604	$1,733	$616	$184
State tax expense, net of federal benefits	98	278	580	107	38
Non-deductible compensation	244	273	354	105	32
FICA tip credit	(576)	(706)	(1,040)	(271)	(94)
Other	56	(22)	7	(8)	3

Income tax expense	$1,077	$1,428	$1,634	$549	$163

The Company adopted authoritative guidance in regard to uncertain tax positions during 2009. The standard requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Upon adoption, the Company determined that these new standards did not have a material effect on prior consolidated financial statements and therefore no change was made to the opening balance of retained earnings. The standards also require that changes in judgment that result in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the interim period in which the change occurs. As of December 27, 2009, December 26, 2010, December 25, 2011 and March 25, 2012, the Company recognized no liability for uncertain tax positions.

It is the Company’s policy to include any penalties and interest related to income taxes in its income tax provision. However, the Company currently has no penalties or interest related to income taxes. The Company is currently open to audit under the statute of limitations by the IRS for the years ended December 29, 2008 through December 25, 2011.

13. COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company is contractually committed to lease four restaurants that were not open as of December 25, 2011. The new locations are a combination of ground-up prototype, new unit builds, and retail end cap locations and will require capital expenditures ranging between $2,000 and $2,500 each.

In connection with the Sponsor’s investment in 2006, the Company entered into an advisory agreement with the Sponsor, pursuant to which the Sponsor provides the Company with certain financial advisory services. In exchange for these services, the Company paid the Sponsor an aggregate annual management fee equal to $350 and reimbursed them for out-of-pocket expenses incurred by it in connection with the provision of services pursuant to the agreement. Payments to the Sponsor were $383, $375 and $373 for the years ended December 27, 2009, December 26, 2010 and December 25, 2011, respectively. Payments to the Sponsor were $94 (unaudited) and $94 (unaudited) for the thirteen weeks ended March 27, 2011 and March 25, 2012, respectively. On March 21, 2012, the Company paid a $2,000 termination payment to the Sponsor to terminate its advisory agreement and no further payments are required under the advisory agreement.

14. RELATED PARTY TRANSACTIONS

The Company has related party transactions with the Sponsor, the Founders and the Chief Executive Officer as described below:

Sponsor

The Company was party to an advisory agreement under which the Sponsor provided certain financial advisory services. See Note 13 Commitments and Contingencies.

In May 2010, the Company sold 607,680 shares of series X convertible preferred stock to the Sponsor and their affiliates. The aggregate proceeds were $5,000 and were used for general corporate purposes.

Founders

The Company leases its corporate office and six restaurant locations from entities owned by the Founders. See Note 9 Leases.

In connection with the acquisition of the Company by the Sponsor in November 2006, the purchase price included a contingent element. This element was an agreement to complete the development of a new restaurant location. Payment for this unit was to be based on the cash flow of the restaurant during its first fourteen months of operation after the first full four months the restaurant was open. The restaurant opened in April 2008 and payment was made in November 2009. This contingent payment was $3,782, with $410 recorded in property and equipment and the remaining $3,372 as goodwill. The contingent payment was additional purchase price for the tangible assets and operations related to the new restaurant acquired by the Company and consisted solely of property and equipment. There were no specifically identified intangibles attributable to this location other than goodwill.

In conjunction with the Sponsor’s investment in November 2006, a retention bonus plan was implemented. See Note 16 Deferred Compensation. At that time, the Company transferred the responsibility for certain future payments to an entity controlled by its Founders. To recognize that obligation, the Company established a note payable for those obligations.

The Company entered into a management agreement in November 2006 with Three Star Management, Ltd. (an entity owned by the Founders) to provide management services, such as administrative, accounting and human resources support, to Three Star Management’s restaurants. In connection with this agreement, the Company received management fees of $53, $40 and $40 for fiscal years 2009, 2010 and 2011, respectively. The Company received management fees of $10 (unaudited) and $10 (unaudited) for the thirteen weeks ended March 27, 2011 and March 25, 2012, respectively.

Chief Executive Officer

In conjunction with hiring and relocating the Company’s Chief Executive Officer, Steve Hislop, in 2007, the Company agreed to lend Mr. Hislop the amount of his home mortgage payments on his prior residence as he was unable to sell the home when he relocated. Amounts paid for Mr. Hislop’s mortgage accrued interest at 8% per annum. The note receivable balance was $114 as of December 26, 2010 consisting of $107 in principal and $7 in interest. Mr. Hislop repaid this note receivable along with interest of $10 in June of 2011 and the note was extinguished.

Purchase of Common Stock by Company Executives

In April 2009, the Company sold 33,411 shares of common stock at a price of $5.99 per share for an aggregate purchase price of $200 to Frank Biller, the Company’s Vice President of Operations, Southeast Region.

In December 2010, the Company sold 9,969 shares of common stock at a price per share of $10.04 for an aggregate purchase price of $100 to both Ted Zapp, Vice President of Operations and Sharon Russell, Chief Administrative Officer and 4,984 shares of common stock at a price per share of $10.04 for an aggregate purchase price of $50 to Michael Hatcher, Vice President of Real Estate and Development.

Pursuant to the Chief Financial Officer joining the Company, the Company agreed to sell 8,489 shares of common stock at a price per share of $11.78 for an aggregate purchase price of $100 on August 15, 2011.

The price per share of each of these common stock purchases by Company executives was estimated to be the fair value of the stock at the date of purchase as determined by the quarterly contemporaneous valuation completed by the Company’s board of directors. For additional information on the contemporaneous valuation, see Note 11 Stock-Based Compensation. Since this stock was sold to each of the officers at its fair value, no stock-based compensation expense was recorded.

15. SETTLEMENT WITH FORMER DIRECTOR

In June 2011, the Company entered into a settlement agreement with a former director. The settlement agreement provided the Company pay the former director a settlement of $175 and a special dividend of approximately $53 on shares issued upon exercise of stock options. The settlement was paid on June 16, 2011.

Prior to the settlement being paid, the former director exercised his stock options and purchased 30,209 shares of common stock. As part of the settlement, the Company granted a one-time put option for $14.48 per share for the 30,209 shares purchased. At anytime from June 15, 2012, to August 13, 2012, the former director may by written notice require the Company to repurchase all or a portion of these shares at a price of $14.48 per share. The Company reviewed this arrangement and determined that the stock be considered temporary equity and classified as common stock subject to put options. The Company recorded the common stock subject to put options at fair value on the date of issuance totaling $426 which was reclassified from stockholders equity to temporary equity, including $70 recorded as settlement expense. This fair value was determined by adding $70, the excess of the aggregate put price of the shares over the aggregate fair value of the shares at the issue date, discounted for the period from the issue date through the expected exercise date, to $356, the aggregate fair value of the shares at the date of the settlement, for a total fair value at the issue date of $426. The fair value per share of the stock at the date of the settlement agreement of $11.78 was determined by the most recent quarterly contemporaneous valuation performed by the board of directors. The common stock subject to the put option is reflected as common stock subject to put option on the accompanying balance sheet. The Company will accrete changes in fair value to the redemption value over the period from the date of issuance to the earliest redemption date on a straight line basis. At December 25, 2011 the recorded balance of $432 consisted of the aforementioned $426 and accretion of $6 from the date of the settlement agreement to December 25, 2011.

16. DEFERRED COMPENSATION

Concurrent with the Sponsor’s investment in November 2006, the Company entered into employment agreements with certain employees. The employment agreements provided for the payment of specified bonuses over a two- to three-year period. Certain of the employment agreements required the employee to remain employed with the Company for two years to continue receiving payments while certain employment agreements had no continued service requirements. The present value of the bonus obligations was recognized as compensation expense on a straight-line basis over the requisite service period.

Certain employees were also entitled to receive future bonus payments directly from an entity owned by the Founders provided they completed the two-year service requirement. Compensation cost under these agreements was determined based on the present value of the obligation at November 2006 and was recognized on a straight-line basis over the requisite service period with a corresponding credit to paid-in capital. Interest expense has been recorded for the accretion of the obligation on the effective interest method with a corresponding credit to paid-in capital. Final incentive payments made by the Company under this plan ended August 2009.

17. REVERSE STOCK SPLIT

In connection with the initial public offering, on July 11, 2012, we amended our certificate of incorporation to effect a 2.7585470602469:1 reverse stock split of our common stock, series A preferred stock, series B preferred stock and series X preferred stock. Concurrent with the reverse stock split, we adjusted the number of shares subject to and the exercise price of our outstanding stock option awards under the Plan such that the holders of the options are in the same economic position both before and after the reverse stock split. Immediately prior to this offering, we will amend and restate our certificate of incorporation to convert each outstanding share of our series A preferred stock, series B preferred stock and series X preferred stock into our common stock on a 1:1 basis.

Under the Codification 718-20-35-6, changes in the terms of stock options in conjunction with an equity restructuring such as a reverse stock split are deemed to be modifications. In order to determine whether the modification results in additional compensation cost, the fair value of the awards immediately after the equity restructuring will be compared to the corresponding fair values immediately prior to the equity restructuring. The aggregate fair value of the stock options prior to the restructuring will approximate the aggregate fair value immediately after the equity restructuring and therefore will require no adjustment to stock-based compensation expense.

As a result of the reverse stock split, all previously reported share amounts, including options in the accompanying financial statements and related notes have been retrospectively restated to reflect the reverse stock split.

18. SUBSEQUENT EVENTS

The Company opened four new restaurants subsequent to March 25, 2012 for a total of 36 restaurants as of July 11, 2012.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through May 16, 2012, the original date of issuance, and through July 11, 2012.

The Company has authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the sale of shares of the Company’s common stock in a proposed initial public offering.

Chuy's
MEXICAN FOOD
Fine
TEX MEX
Chuy's
Chuy's
MEXICAN FOOD
Chuy's
MEXICAN FOOD

Until August 17, 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,833,333 Shares

Chuy’s Holdings, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies

Baird

Co-Managers

KeyBanc Capital Markets

Raymond James

Stephens Inc.

July 23, 2012